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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelda Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 02782 FISCAL YEAR 3-31-07

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DAT : 8/29/07

082-02782

Annual Report and Accounts 2007

KeldaGroup

AR/S
3-31-07


Report all accidents
Avoid slips, trips and falls


To create a sustainable
business, we
economic, social and
environmental needs


Kelda's customers
enjoy some of the highest
in the UK


wider
responsibilities seriously
we can make a real


Our generate new
ideas to deliver service
improvements

Group highlights
2006/07

It has been another successful year for the Kelda Group. Our strategy has delivered further value for our shareholders and improved service for our customers.

Contents

Turnover

2007	£878.9m
2006	£825.4m

Group and share of associates and joint ventures from continuing operations

Operating profit

2007	£338.2m
2006	£315.4m

Group operating profit from continuing operations

Group profit

2007	£171.7m
2006	£158.9m

Group profit after tax from continuing operations

Profit attributable to shareholders

2007	£151.3m
2006	£174.1m

Basic earnings per share

2007	48.1p
2006	42.8p

Basic earnings per share from continuing operations

Dividend per share

2007	32.25p
2006	30.35p

Our business

Kelda is well placed to continue to build on the successful progress of previous years.



3
2
1

1. Yorkshire Water

Turnover: £741.1m (up 6.8%)
Operating profit: £332.7m
Employees: 2,198

Yorkshire Water is Kelda's principal UK subsidiary, providing water and waste water services to more than 4.7m people and 140,000 businesses.

Every day the company supplies more than 1.3bn litres of water to homes and businesses in Yorkshire. Through the efficient operation of its extensive waste water network and treatment facilities, it also ensures that the region's domestic and industrial waste is returned safely to the environment.

Yorkshire Water has been voted Utility Company of the Year at the Utility Industry Achievement Awards for the past three consecutive years.

Business strategy

- To be clearly the best water company in the UK.
- Focus on striking the right balance between service, compliance, value, people, partners and society.

2. UK Service Operations

Turnover: £130.9m (up 5.9%)
Operating profit: £10.7m
Employees: 1,055

Kelda Water Services
Kelda Water Services Limited (KWS) manages the group's non-regulated water and waste water contract operations in the UK. It is now the second biggest player in the UK contract operations market, with operations in England, Scotland, Wales and Northern Ireland.

The results of the UK service operations include the results of associates and joint ventures.

Loop Customer Management Ltd
Loop specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water.

Safe-Move
Safe-Move is a non-regulated business which provides search information to solicitors and conveyancers including information covering drainage and water services.

Business strategy

- To be the best in UK water contract operations.
- Maximise value from existing operations.
- Be alert to potential growth opportunities.

3. KeyLand Developments

Turnover: £6.9m
Operating profit: £4.3m
Employees: 6

KeyLand Developments Limited (KeyLand) is responsible for managing, developing and disposing of the group's surplus property assets, either on its own or in partnership with outside organisations.

The results of KeyLand include the results of associates and joint ventures.

Business strategy

- To maximise the value of the group's surplus property portfolio.

4. Aquarion

Aquarion has been disclosed as a discontinued operation in the results for the year ended 31 March 2007

On 1 May 2007 we announced the completion of the sale of our US business Aquarion to a consortium led by Macquarie Bank.

Our strategy

Our focus remains on improving the efficiency and performance of our core businesses, using our experience in water and waste water services to develop sustainable, non-regulated income streams which add shareholder value.

Our shareholders
We are committed to creating enduring shareholder value by a focus on efficiency in everything we do. Our goal is to deliver consistently good financial results by out-performing regulatory and other financial targets and delivering efficiencies across the group. We will achieve this by sharing best practice, employing world-class technology and growing our non-regulated activities.

Our customers
Our aim is to provide a quality of service which is significantly better than any other utility and at a price which represents good value for money. To achieve this we will design our service from the outside-in, considering the customer's point of view and eliminating service failures. This will lead to improved financial and operational performance and an enjoyable customer experience.

Our people
Kelda employs over 3,800 people. Our aim is to create a great place to work, with zero accidents, a good work-life balance and the opportunity to make a real difference. We want to attract and retain the best people, with performance and contribution recognised and rewarded and success celebrated as part of our culture.

Environmental leadership
Kelda deals with environmental issues as diverse as catchment management, sustainable water management, and river water and bathing water standards. Our performance affects all customers and everyone who lives in the regions we serve. Our aim is to achieve 100% compliance with legal and regulatory obligations and to go beyond compliance where the benefits exceed the cost.

Society
Our aim is to make a difference to society, opening up land for public enjoyment and promoting the value of water and health in schools. Around 38% of our colleagues are involved in community volunteering and external leadership roles and in influencing matters relating to water.

Service partners
Kelda has created a new level of partnership, understanding and transparency with its key service providers. Our aim is to achieve win-win-win, which means better customer service, lower costs and healthy profits for all. To make this happen, we are looking to set clear expectations and encourage new ideas and innovation.


Service partners
Our customers
Our people
Society

Chairman's statement

The current and expected results depend upon commitment, excellence and hard work. We continue to set ourselves demanding standards of performance.





John Napier
Chairman, Kelda Group plc

In this second year of the 2005 – 2010 price determination, I am pleased to report continuing progress in our core UK water and waste water operations and the completion of the sale of our US regulated water interests now finalised following receipt of the required US regulatory approvals. We have also already given notice of our intent to improve our balance sheet and capital efficiency by making a related return of approximately £750m to shareholders by means of what is known as a B share scheme. These actions are consistent with our policy of focus on water and waste water operations where we can maximise our leverage and expertise to reduce costs, achieve regulatory out-performance and improve service standards and regulatory compliance. This focus benefits our customers in the long run as regulatory out-performance reduces prices into the future and capital efficiency is necessary to meet regulatory and shareholder expectations.

The performance of Yorkshire Water (YW) continued to progress strongly. YW was recognised as the most efficient water and sewerage company in the UK. When service and overall compliance is taken into account it maintained its top 2 ranking in Ofwat's Overall Performance Assessment (OPA) which compares the performance of water companies. The results included a reduction in pollution incidents and a 100% compliance of waste water installations. There was also a best ever performance on bathing beach standards and our leakage reduction targets were met in full.

The success of YW reflects not only the continuing efforts of everyone at Kelda as part of our commitment to being the 'best in class' but our focus on technology and better ways of working involving our major contract partners. We continue to develop applications to minimise disruption to customers when there are interruptions to supply and have increased the electronic monitoring of underground assets seeking to anticipate rather than just react to service breakdowns. In particular I would like to report on the technology success in our Loop customer service operation of a complete replacement of our computer-based billing systems which was achieved over a three year period with no loss of continuity of service or disruption.

The advances we have made help us to develop and expand our third party contract services business KWS, which has benefited from the full year effect of earlier contract wins. We are on plan with the building in Northern Ireland of 4 water treatment plants. The KWS business now has revenues of £123m per annum and has grown organically to this level from a standing start over the last 5 years. The smaller operations of Loop and KeyLand also performed well.

The completion of our sale of our US regulated water operations took longer than anticipated but was announced as completed following regulatory approvals on 1 May 2007. This sale in the US has provided an opportunity to intensify our focus strategy and address issues of balance sheet efficiency. The sustainable optimum cost of capital is achieved by having gearing levels close to the upper range of regulatory borrowing assumptions in the price determination. This will be achieved by

Yorkshire Water has made significant progress in preventing the deterioration of countryside designated as SSSI (Sites of Special Scientific Interest) across the Pennines. The Government has set a Public Service Agreement (PSA) target for the next three years of ensuring 95% of all SSSIs are in either a favourable or recovering condition as judged by Natural England's conservation officers.

Research by Natural England's predecessor, English Nature, suggested Yorkshire Water had significant improvements to make as the company owns large areas of moorland damaged by 200 years of air pollution and post-war agricultural policies that encouraged the drainage of land to create grazing for sheep and heather burning to improve grouse shooting.



After working in partnership with Natural England, Moors for the Future and Pennine Prospects Ltd, Yorkshire Water's SSSIs are on the road to recovery with 36% now meeting the PSA target - an improvement of 27% against a national figure of 18.5%.

As biodiversity improves within these special habitats, it is hoped that the enhanced environment will encourage more people to visit the countryside in a responsible manner, further contributing to other Government aims to encourage people to live a healthier lifestyle.

making a capital return to shareholders of £750m, utilising a combination of the net sale proceeds of Aquarion and increases in our long term debt. We also took the opportunity to reduce our pension deficit by making a one time £50m contribution. This will be an addition to the contribution agreed under the regulatory determination. The mechanics of the return of capital to shareholders may seem complex to some shareholders for which I apologise. The use of a B share approach is commonly used because it offers choice to shareholders.

The financial performance for the year was strong in the continuing operations with profit after tax up 8.1%. The principal contributor was YW which benefited from a regulatory price increase. It did however incur a very significant increase in energy costs which was mitigated by further increases in efficiency and reductions in cost in other areas. YW continued to out-perform the regulatory targets and given this second year result we plan to achieve a 7.5% capital expenditure out-performance over the 5 year regulatory period ending in 2010. We also invested £362.7m in the year in upgrading our clean and waste water assets.

The achievement of a 12.4% improvement in earnings per share on continuing operations linked to further sustainable progress in our performance has allowed the board to recommend a final dividend of 23.0p per share. This will make the full year dividend 32.25p, an increase of 6.3%, which is within the regulatory framework that allows a 2% growth in real terms.

On other important matters our commitment to excellence, efficiency and service is also matched by our focus on wider environment and community support opportunities. We continue to take the lead in encouraging our own and contract partner staff in community volunteering. We regularly review and maintain a balance between public access, conservation and security of our moorland water catchment areas optimising opportunities for access and leisure. We have completed the drinking water initiative in primary schools, 'Cool Schools', and are now developing a series of healthy eating and energy and environmental awareness initiatives which we hope to roll out in the coming year. Our range of community actions together with improvements in our customer service standards has raised our standing to platinum status in the Sunday Times 'Top 100 Companies that Count' based upon Business in the Community's Corporate Responsibility Index.

There was further external recognition of our achievements when our Chief Executive Kevin Whiteman was named Business Leader of the Year at the National Business Awards. We also gained an unprecedented third consecutive award as Utility Company of the Year. Kevin would be the first to acknowledge that these achievements depend on the commitment and support of everyone in the company and our contract partners. On behalf of our shareholders the board would like to congratulate everyone for this magnificent achievement and thank them for their continuing commitment and support.

On board matters generally, following the completion of the US sale, Rich Schmidt our US based Non-executive director, will be retiring from the board at the AGM. The board would like to thank Rich for his services to the company.

The audit committee and the board also undertook a review of auditors which resulted in PricewaterhouseCoopers being recommended for appointment as auditors with effect from the year ending 31 March 2008. I would like to thank the outgoing auditors Ernst & Young for their support and contribution made to the company in their 11 years as auditor to the group.

In summary, a strong second year result with a good all-round performance in all areas of efficiency, service, regulatory compliance and out-performance which we are confident that we can sustain. We are on plan to execute our capital investment programme of £1.6bn over the regulatory period. We also look forward to further growth in our KWS third party contracting business. The current and expected results depend upon commitment, excellence and hard work. We continue to set ourselves demanding standards of performance.

Business review
Chief Executive's review

Kelda is leading the way for customer service efficiency and value in UK clean and waste water services.





Kevin Whiteman
Chief Executive, Kelda Group plc

It has been another successful year for the Kelda Group. Our continuing strategy to focus on our core UK water and waste water business has delivered further value for our shareholders and with an improved service for our customers.

Group profit after tax from continuing operations has increased by 8.1% to £171.7m on turnover up 6.5% to £878.9m. Basic earnings per share from continuing operations have increased 12.4% to 48.1p and it is proposed that our full year dividend is increased 6.3% to 32.25p per share.

Staying focused has led to another strong year for Yorkshire Water and we have again demonstrated market leading operational and customer service performance. In addition, KWS has continued to make good progress and the sale of our US regulated water business Aquarion means Kelda is now entirely focused on its UK water and waste water operations. All our energies are now directed at continuing to be clearly the best in the UK at what we do.

Yorkshire Water has continued to improve both its operational and customer service during a challenging year for the UK water industry overall. We are pleased with the progress which has been made through our continuing drive to run an efficient operation and to out-perform.

Kelda's approach is to strike the right balance by providing a satisfactory return for shareholders, an improved service for customers and environmental improvements. Over recent years, this approach has delivered benefits for all and will continue as we approach the next price review in the UK.

Striking the right balance in Yorkshire
Yorkshire Water had a strong year, improving its efficiency and overall service levels and gaining external recognition as 'Utility of the Year' for the third successive year.

Both operating and capital costs are better than target, despite high energy prices. The company was again named by Ofwat as the UK's most efficient water and sewerage company, with four 'A' ratings for efficiency. As a result, Yorkshire Water remains on target to out-perform the rest of the current price review.

Customers are central to the company's philosophy and our aim is to provide a quality of service which is significantly better than any other UK utility. In 2006/07 Yorkshire Water improved its score in Ofwat's annual Overall Performance Assessment (OPA) for the ninth successive year.

Ofwat's report shows that the company continues to deliver an improved level of service, including a reduction in pollution incidents and 100% waste water treatment works compliance. We have also achieved our best ever bathing beach performance, with seven Blue Flags awarded to the region's beaches.

By applying new technology, Yorkshire Water also made dramatic reductions in customer interruptions and street excavations. For example, in 2006/07 the company achieved a 32% reduction in interruptions to supply.

6.3%

Full year dividend increased 6.3% to 32.25p

£878.9m

Group turnover from continuing operations up 6.5% to £878.9m

48.1p

Basic earnings per share from continuing operations up 12.4% to 48.1p

7.2%

Group operating profit from continuing operations up 7.2% to £338.2m

The last year has also been an excellent one for delivering water supply security. The company met its leakage targets for the tenth consecutive year.

We expect a similar performance in 2007 and will continue to set ourselves challenging targets around customer service, value and compliance to maintain the momentum which we have developed over recent years.

UK clean and waste water focus

In selling our US water business Aquarion we will become a group focused on our UK water and waste water businesses.

Over recent years our strategy has been to divest non-core activities and many other companies in the sector have also followed suit.

KWS enjoyed another good year and now operates major clean and waste water contracts across the UK. With its growing track record, skills and experience, KWS is now established as a key player in the UK market for outsourced clean and waste water services. Our aspiration is to continue to grow in this developing market by further leveraging off our core skills.

Financial efficiency

The sale of Aquarion also allows us to undertake some prudent financial management and improve the efficiency of our balance sheet. To this end, we have received shareholder approval to return approximately £750m of capital to shareholders by way of a B share scheme and share consolidation.

The effect of our plans is to increase the Yorkshire Water net debt to approximately 60% of the Regulatory Capital Value, which is in line with the 55-65% range assumed by Ofwat in the 2004 Final Determination.

Dividends in respect of the year ending 31 March, 2008 will be adjusted to take account of the return of capital. For the current regulatory period to 2010, we also plan to retain our policy of growing dividends by 2% real, in line with regulatory expectations.

This structure will have the effect of bringing our financial efficiency in line with our operational efficiency, and will continue to provide Kelda with the right balance of risk and flexibility.

Getting the balance right

Whilst Kelda is leading the way for customer service, efficiency and value, we also concentrate on wider issues which are important to our employees, the environment and society.

The continued success of Kelda is thanks to the professionalism and dedication of our people and I would like to take the opportunity in this report to thank them for their hard work over the last year. It is their continuing commitment at all levels within our organisation which generates new ideas and momentum to deliver improvements.

We also want to improve our environmental performance and will go beyond compliance where we believe the benefits exceed the cost. Over the last year Yorkshire Water has commited to invest over £20m in renewable energy, including wind turbines, combined heat and power and hydro generation.

We recognise that we also have an important role to play in society and over the last year we have improved recreational facilities at our key reservoir sites, including new routes and paths for customers and trails suitable for wheelchair access. We also remain committed to volunteering, with one in three of our people making a real difference in the community.

As we begin to develop our plans for the new investment period and beyond, the views of our customers and stakeholders will be crucial in helping to shape our thinking. Kelda is well placed to continue to build on the successful progress of previous years.



Kelda's customers enjoy some of the highest service levels in the UK

Business review
Yorkshire Water

Age is certainly no barrier to employment at Yorkshire Water.

At the age of 61, Keith Wood from Huddersfield shunned all thoughts of taking retirement and became a Yorkshire Water leakage detector instead.

Keith, who has spent most of his working life in a timber yard, now spends his days patrolling the streets of Yorkshire proactively searching for bursts and leaks.



Technology is at the heart of Yorkshire Water's plans to repair bursts and leaks without ever having to shut off customers' water supplies.

Pictured are Dr Steve Joseph, Dr Toby Buxall and Ian Robinson, trialling a new bag system developed by the University of Sheffield which can seal leaks without the need to dig disruptive holes in the highway.

Such innovation has seen a 40% reduction in the number of customers whose supplies are interrupted each year.



Key performance indicators

	TARGET	CURRENT YEAR
Overall customer satisfaction		
Overall customer satisfaction	100%	**85%** (Prior year: 85%)
Drinking water compliance		
Overall drinking water quality	100%	**99.94%** (Prior year: 99.94%)
Waste water treatment works (WWTW) compliance		
WWTW compliance with sanitary consents	100%	**99.99%** (Prior year: 98.97%)
Accidents (Riddor reports)		
Major and over 3 days accidents	17	**35** (Prior year: 31)
All accidents	85	**180** (Prior year. 179)

For more details on these measures see page 29

Regulatory performance

Regulated turnover increased by 6.8% to £741.1m (2006: £693.8m) and operating profit increased by 6.4% to £332.7m (2006: £312.7m). This year on year improved performance reflects tariff increases and the delivery of further efficiencies. Yorkshire Water will still out-perform Ofwat's operating cost targets by £2m even after absorbing considerable increases in energy prices. 2007/08 electricity has now been purchased at a cost significantly higher than that allowed in the determination, but at a lower level than that seen in 2006/07. The company is implementing initiatives to reduce the impact of the continuing high energy costs.

Regulated capital investment for the year was £362.7m (2006: £330.6m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. The capital programme continues to go well, with all regulatory outputs delivered on or ahead of schedule, and we are on track to achieve our planned 7.5% out-performance of Ofwat's expenditure targets.

Ofwat again confirmed Yorkshire Water as the most efficient water and sewerage company in the UK. The company was awarded four 'A' ratings for the efficient way it runs its water and waste water operations.

Customer service

Yorkshire Water continued to improve levels of operational and customer service in Ofwat's Overall Performance Assessment (OPA), with an increase in score for the ninth consecutive year. The report confirmed that the company achieved the highest grades available in all categories of service indicators.

This has been an excellent year for delivering water supply security and further improving our customers' confidence in the company's management of water resources. The company continued to achieve leakage reduction targets.

A number of significant initiatives in both the clean and waste water businesses are already delivering improvements in service and efficiencies.

The biggest technology project within the company in the last five years was successfully delivered in November 2006. A new, more customer focused, billing system replaced a 25 year old system and has run well since. This area of technological change has been notoriously difficult for other utility companies and we are pleased to report that our project was delivered on time, on budget and with no customer impact.

Environmental performance

All suppliers working with Yorkshire Water are now assessed using the company's own Environmental Vendor Evaluation System, which contributed towards the company achieving ISO14001 accreditation for every aspect of its operations.

Good progress was also made towards improving the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land. In addition, 7 Blue Flags were awarded to the region's beaches, a best ever performance. We also achieved 100% waste water treatment works compliance. The total number of pollution incidents reduced year on year. We will be investing further capital and resource in 2007 to reduce the stubborn but small number of more serious pollution incidents.

Recreational activities

Well-known celebrities have been supporting a high profile campaign to promote the recreational opportunities available at Yorkshire Water's reservoirs.

Customers can take part in a range of activities at the company's sites, including sailing, fishing, rambling, bird-watching, cycling and horse-riding.

Yorkshire poet Ian McMillan encouraged customers to put pen to paper and write about their favourite reservoir site.

Countryfile and former Newsround presenter John Craven returned to his home town of Leeds to launch a new promotional TV campaign on the banks of Eccup Reservoir.

For further information visit
www.yorkshirewater.com/recreation



Social impact

We achieved platinum status in the Sunday Times 'Top 100 Companies that Count' 2007 report, based on Business in the Community's Corporate Responsibility Index. The report benchmarks companies' performance against a range of social, ethical and environmental issues. The company, which achieved its highest ever score of 97%, achieved outstanding performance in the areas of community, environmental, workplace and customer management.

During the year Yorkshire Water increased the percentage of its people being involved in community volunteering to 38%. Our volunteers were involved in a range of activities including Cares initiatives, 'right to read' and Numbers Partners, often being supported by colleagues from our service partners.

The Cool Schools campaign has concluded successfully. At the end of the initiative, more than 1,400 coolers have been installed in 750 schools. A new schools campaign is being planned for the near future.

Yorkshire Water continued to be recognised for its environmental efforts, collecting two Green Apple environment awards and a Big Tick re-accreditation for its Environmental Management System.

Employees

The progress and momentum generated over recent years is directly attributable to the talent, commitment and enthusiasm of Yorkshire Water's people – and particularly their response to change. New technology and ways of working have been carefully introduced and adopted over recent years and today, innovation is seen at work throughout the business, improving customer service and job satisfaction.

Yorkshire Water's commitment to creating a skilled and motivated workforce is seen in its investment in training, with over 250 managers and service partner representatives taking part in extensive leadership development programmes during the year.

Business review
UK Service Operations

Kelda uses its expertise in water and waste water services to develop long term, non-regulated income streams which add shareholder value.

Every time a toilet is flushed in Newport, Wales, few realise they're producing power, protecting the environment and making national history too!

KWS Wales has perfected a technique that allows treated water to be passed through a heat exchanger, almost in the same way as a fridge works, to warm up the offices at Nash Waste Water Treatment Works.

The offices are no longer powered by liquid petroleum gas, cutting carbon emissions by three quarters and annual energy bills by 85%.

KWS Wales plans to roll out the system, which was designed in conjunction with Sheffield's ECO Heat Pumps, to other large treatment works.



UK Service Operations comprises Kelda Water Services (KWS), Loop and Safe-Move. Operating profit increased to £10.7m (2006: £9.1m), mainly reflecting the continuing strong operating performances of existing businesses.

Kelda Water Services
KWS provides a clear focus for Kelda's UK non-regulated water and waste water contract operations businesses. It has grown in the last five years from nothing to a £123m turnover business and has established a proven track record of winning contracts and delivering on its commitments on service, operations and financial returns. KWS continues to seek new growth opportunities in its area of operation.

2006/07 saw KWS operating across the UK through its subsidiaries and associate undertakings:

- Aberdeen Environmental Services (AES), which is 45% owned by KWS, manages four waste water plants in Aberdeenshire under a 30 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract.

- A successful second full year has been completed in the contract to provide waste water operations and maintenance services to Welsh Water (Dwr Cymru), involving the operations of 570 waste water plants and over 13,000km of sewer network.

- KWS is a 50% shareholder in Brey Utilities, which runs a 25 year contract with the Ministry of Defence. Delta Water Services, a wholly owned subsidiary of KWS, provides sub-contracted operational and maintenance services to over 80% of Brey's sites.

- Dalriada Water Services, a joint venture, is currently progressing well on its building of four water treatment works and associated infrastructure following the successful award of Project Alpha by Water Services Northern Ireland.

Loop
Loop Customer Management Limited specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water. Over the last year Loop helped Yorkshire Water to achieve some of the best levels of customer service and the best performance in revenue collection in the water industry. Loop also made a significant contribution to the highly successful implementation of the new Yorkshire Water billing system.

Safe-Move
Safe-Move is a non-regulated business which provides search information to solicitors and conveyancers, including information covering drainage and water services.

Business review
KeyLand Developments
Aquarion

In selling our US water business Aquarion we will become a group focused on our UK water and waste water businesses.

KeyLand
Operating profit increased by £1.3m in the year to £4.3m (2006: £3m) which is closer to historic levels of profitability. The decrease in the prior year was due to the timing of property sales and planning applications. Net assets of KeyLand were £30.8m at the end of March 2007 (2006: £32.8m).

The primary source of revenue continues to be from the disposal or development of brownfield sites. The timing of sales is impacted by the planning process.

Aquarion
The group announced on 1 May 2007 that it had completed the disposal of its US regulated water supply business, Aquarion. We believe that exiting the US market is in the best interest of our shareholders and following a number of years of operational and efficiency improvements, the new owners have acquired a well run and efficient business and Aquarion has secured a long term quality owner.

A KeyLand project to renovate a disused pumping station in Whitby has led to a unique new addition to the town. KeyLand Developments handles all Yorkshire Water property that has become surplus to requirements. The old pumping station at Whitby became defunct as part of Yorkshire Water's recent £120 million investment in waste water treatment works along the East Coast. The property, which attracted a lot of interest from the local media, was sold to a local hotelier who has since transformed the station into a luxury annexe suite.



Financial review

It has been another positive year for the group with operating profit from continuing operations increasing by 7.2%.



Martin Towers
Group Finance Director,
Keldo Group plc

Group operating profit from continuing operations
Group turnover from continuing operations, including share of associates and joint ventures, increased by £53.5m (6.5%) to £878.9m (2006: £825.4m) for the full year. This was driven by a £47.3m (6.8%) increase in UK regulated turnover following a 7.7% tariff increase at Yorkshire Water. Turnover from UK Service Operations, including associates and joint ventures, has increased by £7.3m (5.9%) to £130.9m (2006: £123.6m).

Group operating profit from continuing operations increased by £22.8m (7.2%) to £338.2m. Yorkshire Water's dominant contribution accounts for £332.7m (2006: £312.7m) of group operating profit from continuing operations. Yorkshire Water's 6.4% (£20.0m) increase in regulated operating profit was driven by the tariff increase and good cost control, providing funds to finance the ongoing capital expenditure programme.

UK Service Operations has also grown its profitability to £10.7m (2006: £9.1m) which includes strong operating performance from existing business. Operating profit margin has increased from 7.4% to 8.2%.

KeyLand profitability increased by £1.3m in the year to £4.3m. This was due to the timing of property sales and is closer to historic levels of profit.

Profit before taxation
Profit from continuing operations before taxation has increased by 7.5% to £241.2m (2006: £224.3m).

The increase in net interest expense of £5.9m to £97.0m (2006: £91.1m) reflects increased levels of net debt funding the ongoing capital programme and the share buy back of £59.3m from the first half of the year. Total net interest expense includes a net £6.9m receivable (2006: £2.0m) relating to pension fund assets and liabilities, comprising £45.7m expected return on pension scheme assets and £38.8m interest on pension scheme liabilities.

Taxation
The group tax charge relating to continuing operations of £69.5m (2006: £65.4m) includes £49.6m (2006: £53.5m) in respect of the current tax charge, a prior year credit of £2.9m (2006: £3.0m) and £22.8m (2006: £14.9m) in respect of the deferred tax charge. The underlying effective tax rate excluding prior year adjustments of 30% can be analysed as 21% in respect of the current tax charge and 9% in respect of deferred tax.

Discontinued operations
The results of our US operations are presented as a discontinued business as required by IFRS 5. Turnover of £99.4m (2006: £104.2m) is broadly comparable with the previous year in dollar terms. Operating profit of £41.6m has the benefit of £12.7m depreciation not charged to operating profit under IFRS 5. On a like for like basis, the 2006 operating profit of £32.8m after depreciation compares with a 2007 equivalent of £28.9m. The overall loss for the year on the discontinued US operations activity is £20.4m, having made an impairment charge to recognise the exit from the US (see note 8).

Earnings per share and dividends
Basic earnings per share from continuing operations are 48.1p (2006: 42.8p).

An interim dividend of 9.25p (2005: 8.75p) was paid on 5 January 2007. The board is recommending the payment of a final dividend of 23.0p (2006: 21.60p) to make a total dividend for the year of 32.25p (2006: 30.35p). The increase in the dividend of 6.3% is in line with regulatory expectations of 2% growth in real terms.

Business review
Financial review

Key financial performance indicators

3.5x

Group interest cover
2007 3.5x **2006** 3.5x

5.0x

Cash interest cover
2007 5.0x **2006** 4.2x

59%

Group gearing
2007 59% **2006** 57%

48.1p

Basic earnings per share from continuing operations
2007 48.1p **2006** 42.8p

60.6%

Yorkshire Water net debt to Regulatory Capital Value (RCV)
2007 60.6% **2006** 42.5%

For more details of these measures see page 29

Subject to approval at the AGM on 1 August 2007, the final dividend will be paid on 31 August 2007 to shareholders on the register on 15 June 2007.

Dividend cover is 1.7 times (2006: 1.6 times). This is based on dividends declared and excludes impairment charges but includes results for discontinued operations.

Cash flow and balance sheet

As previously announced in connection with the proposed return of capital, in March 2007, a special contribution of £50m was made to the group's UK pension scheme. As at 31 March 2007 the group's UK pension surplus under IAS 19 was £7.3m (2006: deficit of £62.1m). The pension scheme actuaries are undertaking the triennial actuarial valuation as at 31 March 2007. There has been a pensions charge against profit from continuing operations of £12.1m (2006: £15.3m).

Net debt of £2,104.3m at the year end (2006: £1,953.6m) increased during the year by £150.7m. The increase in borrowings includes the impact of the ongoing capital programme, the buy back of 7.8m shares for cancellation at a cost of £59.3m and the £50m payment into the pension scheme. Dividend payments were £109.7m (2006: £109.4m). At 31 March 2007, the group had unused committed borrowing facilities amounting to £831m.

This movement in net debt resulted in the ratios calculated using funds from operations, net of taxation being 5.0 times (2006: 4.2 times) when compared with interest, and 23% of net debt (2006: 23%). The group continues to enjoy sound investment grade credit ratings.

Year end balance sheet gearing is 59% (2006: 57%). A dividend was paid from Yorkshire Water to Kelda Group plc in preparation for the return of approximately £750m to shareholders in July 2007. This has increased Yorkshire Water net debt to RCV to 60.6% (2006: 42.5%). As part of this transaction Yorkshire Water has successfully raised £600m in the long term sterling bond market, split £350m in the fixed rate market and £250m of index linked debt, since the year end.

Accounting policies

The group accounts have been prepared in accordance with the accounting policies described in note 2 to the accounts, in accordance with IFRS.

Treasury policy

The group's treasury operations are controlled centrally in accordance with approved board policies, guidelines and procedures. Treasury strategy is designed to manage the group's exposure to fluctuations in interest and currency exchange rates, preclude speculation and to source and structure the group's borrowing requirements. Note 24 to the accounts shows details of the financial instruments held by the group for these purposes.

The group uses a combination of fixed capital, retained profits, long term loans, finance leases, and bank facilities to finance its operations. Any funding required is raised by the group treasury department in the name of the appropriate company and supported by guarantees as necessary. Funds raised by the holding company may be lent to operating subsidiaries at commercial rates of interest. Cash surplus to operating requirements is invested in short term instruments with institutions having a long term rating of at least A- or A3 and a short term rating of at least A1 or P1 issued by Standard and Poor's and Moody's respectively.

Pensions

The disclosed IAS 19 surplus in the main UK defined benefit scheme at 31 March 2007 was £7.3m (2006: deficit of £62.1m).

IAS 19 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The group's pension liabilities are funded on a long term basis (based on the triennial review of the Kelda Group Pension Plan and annual reviews in the US) rather than IAS 19 disclosures.

Shareholder value

The company's mid market share price at 31 March 2007 was 938.0p (2006: 788.5p). The yield on the company's shares at that date, based on the recommended final dividend was 3.44% (2006: 3.85%).

Going concern

After making enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Change of auditors

In accordance with best practice of corporate governance, a review of the auditors was completed. This has resulted in PricewaterhouseCoopers LLP being selected for appointment as the group's auditors with effect from the year ending 31 March 2008. I would like to take this opportunity to thank the outgoing auditors, Ernst & Young LLP, for their professionalism during their 11 years as auditors of the group.

Kelda's strategy is to focus on improving the efficiency and performance of our core businesses in the UK to provide benefits for all.

Yorkshire Water
Keeping the right balance for all of Yorkshire Water's stakeholders is fundamental to achieving the company's vision of being clearly the best water company in the UK.

The company's plans are therefore aligned with making progress in six key areas – service, compliance, value, people, partners and society.

A great customer service
A key aspiration is to develop innovative thinking and employ new technologies to deliver an improved level of operational and customer service. By reducing the number of customer interruptions and the invasive nature of repair and maintenance work, the company will deliver better service for lower cost.

Environmental leadership
During 2007/08, Yorkshire Water will continue to invest in improving waste water treatment works compliance, with a particular focus on sewage pumping stations. The company's aim is to achieve zero serious pollution incidents.

The company is also investing over £20m in renewable energy.

Setting the pace for value
In 2007/08 the aim remains to out-perform key financial targets and to be Ofwat's frontier company for efficiency. By being operationally and financially efficient, shareholders and customers will benefit.

In this, the third year of the investment period 2005 – 2010, Yorkshire Water will be delivering its largest annual capital programme for the period.

A great place to work
Yorkshire Water plans further significant investment in leadership and people development over the next year with over 250 managers, including service partners, joining its Leading People + programme.

The bigger team
Successful service partners share Yorkshire Water's philosophy of improved service and lower costs. Next year, some service partners will be integrated onto the company's IT systems to deliver much closer partnership.

Making a difference in Yorkshire
2007/08 will be a key year for the next price review and the company will be setting out its position on a number of key issues for stakeholder consultation as part of a Strategic Direction Statement to be published in late 2007.

The company will also be making further investment in improving customer enjoyment of its landholdings and launching a major new schools programme.

UK Service Operations

Kelda Water Services (KWS)
The KWS vision is to be the best in UK water contract operations and the company is totally focused on providing the best in water and waste water solutions on behalf of its clients in England, Scotland, Wales and Northern Ireland.

2007/08 will be an important year for delivering new treatment works and pipeline infrastructure for Water Services Northern Ireland. The state-of-the-art treatment works, expected to be completed by October 2008, will provide significant water quality benefits to people in Northern Ireland.

In its third year of operation in Wales, KWS will be working closely with Welsh Water (Dwr Cymru) in preparation for the new investment period. KWS will also be expanding its PFI contract in Scotland.

The company is also actively pursuing opportunities for further growth in the UK market for outsourced clean and waste water services.

Loop
In 2007/08 Loop will make a further significant investment in people to achieve industry leading levels of customer service in the contact centre.

KeyLand
In 2007/08 KeyLand will continue its successful partnership approach in order to maximise shareholder value from surplus Yorkshire Water assets.

Principal risks and uncertainties

The group has comprehensive and well-defined control policies, with clear structures, delegated authority levels and accountabilities.

The group's risk management process aims to be comprehensive, systematic and continuous and based on constant monitoring of business risk.

The board is responsible for the group's internal control and for reviewing its effectiveness.

We classify principal risks in five categories:

- Changes to the regulatory environment
- Changes in legislation
- Climatic changes
- Social influences
- Supplier markets

Changes to the regulatory environment

Yorkshire Water's price limits are set every five years by Ofwat. In setting price limits Ofwat make assumptions about, for example, required investment levels, appropriate cost of capital and Yorkshire Water's costs. There are some mechanisms for addressing changes to these assumptions between price reviews but, to a significant extent, the risk of such variations is carried by Yorkshire Water until the next price review.

PR09 Price Review



On 30 March 2007, Ofwat published its forward programme to 2010 setting out the timetable for the next price review which is due to be concluded in 2009.

For the first time, as well as producing a five year business plan, water companies will also be required to produce a 25 year strategic direction statement as a basis for consultation with customers and stakeholders.

The key milestones are:

- **December 2007**
  Companies to submit 25 year strategic direction statements.
- **August 2008**
  Companies submit and publish draft business plans.
- **August 2008 to January 2009**
  Public consultation on draft business plans.
- **September 2008**
  Ofwat publishes industry-level summary of key issues raised by draft business plans.
- **April 2009**
  Companies submit and publish final business plans.
- **July 2009**
  Ofwat publishes draft determinations.
- **September 2009**
  Ofwat considers representations on draft determinations.
- **November 2009**
  Ofwat publishes final determinations.
- **April 2010**
  New price limits take effect.

Water industry competition

A legislative regime for market competition in water was established by The Water Act 2003 but as yet has not resulted in any significant competitive activity. Ofwat has instigated consultations and intend to carry out further consultations later this year as to how to increase the level of competition in the industry. Competitive activity carries risks for Yorkshire Water of losing customers.

Changes in legislation

Water strategy

In the summer of 2007, the Government is due to announce a new Water Strategy. The overarching aim of the new strategy is:

"to improve standards of service and quality, through sustainable water management, whilst achieving a balance between environmental impacts, water quality of surface and ground waters, supply and demand, and social and economic effects".

Defra states that the strategy will provide "a timely, high-level steer on the Government's water priorities in a way that will be helpful to the water industry and Ofwat during the forthcoming price review".

The strategy will set out priorities, as opposed to details of specific policies. Any resulting policy initiatives will be developed with full public consultation and will be subject to regulatory impact assessments where appropriate.

Water Framework Directive



The Water Framework Directive (WFD) is the most substantial piece of European water legislation to date. It requires all inland and coastal waters to reach 'good status' by 2015. It will do this by establishing a river basin district structure within which demanding environmental objectives will be set, including ecological targets for surface waters. The WFD therefore sets a framework which aims to provide substantial benefits for the long term sustainable management of water.

This new Directive has the potential to drive major additional capital investment and increases in customers' charges.

Climate Change Bill

In March 2007 the Government published a draft Climate Change Bill which sets out a framework for moving the UK to a low carbon economy.

For the first time, the Government is proposing to set clear and legally-binding targets for reducing carbon dioxide emissions.

In doing so, the Government is encouraging businesses to make significantly more efficient use of energy and invest more in low carbon fuels and technologies, such as carbon capture and storage, wind, wave and solar power.

As some aspects of the water and sewage treatment process can be relatively energy intensive, this legislation has the potential to impact on companies' energy strategies.

A Joint Committee of Lords and Commons has been appointed to consider and report on the draft Bill by 13 July 2007.

Climatic changes

The group's core activities, the provision of high quality water and sewerage services, are inextricably linked with the weather and therefore any climate changes have the potential to impact on business.

As the group's resources are a mixture of water captured in reservoirs or abstracted from rivers or underground aquifers, climate change could alter many of the variables in this complex equation.

Social influences

The group is subject to social influences and may be required to change its business practices in light of regulatory changes brought about by stakeholder and consumer pressure.

Public and private sewers

In February 2007, Defra announced that private sewers, which are currently the responsibility of the owners of the properties they serve, are to be transferred into the ownership of the nine statutory water and sewerage companies in England.

This decision follows an extensive review of private sewers which was launched in 2001 in response to concerns raised by householders. A consultation in 2003 revealed a high level of support for the transfer and the Government concluded there was a clear case for action.

The decision will add more than 50% to the length of sewers Yorkshire Water is responsible for maintaining in the future.

The costs of transfer and of maintaining these sewers is expected to be taken into account by Ofwat when it sets Yorkshire Water's price limits in 2009.

The Government has launched a public consultation to seek views on how the transfer should be implemented.

Supplier markets

The group is also subject to external market forces, where input prices can sometimes rise beyond the regulatory allowance. A good example of this was the fluctuation of energy prices in 2006.



Corporate Social Responsibility
How we go about our business

By taking our wider responsibilities seriously we can make a real difference

Corporate Social Responsibility

Introduction

As a provider of essential drinking water and sanitation, we recognise the responsible role we play in society and in the protection and improvement of our environment.

"Yorkshire Water is an organisation that is dedicated to CSR and excellence in making a positive impact on society."
Pam Lee, Regional Director of Business in the Community

97%

We scored 97% in Business in the Community's 2006 Corporate Responsibility Index and 97.25% in the Environment Index, making us platinum players in both.

Business in the Community COMPANIES THAT COUNT 2007
THE SUNDAY TIMES

Business in the Community AWARDS 2007

FTSE4Good

Making a difference in society is integral to Kelda's approach to business and an essential part of building a successful and sustainable water company.

The successful operation of our business makes a huge contribution to the quality of life of our customers and the protection and improvement of the environment. To make clear progress, our customers and stakeholders need to see that we are running our business in an efficient and responsible way and that we are delivering a great customer service.

Getting these fundamentals right gives us a great platform to deliver further value to society and go beyond regulation where we believe the benefits exceed the cost.

As a public service provider, we also want to be a good neighbour. In 2006, 38% of our people took part in community volunteering in Yorkshire alone and they are great ambassadors for our business in society. Our service partners also played a big part in our volunteering programme last year, recognising the benefits to their own operations.

Our managers are encouraged to take on significant external leadership roles bringing their skills and experience to charities, businesses and organisations in the region. We also work hard to build strong relationships with regional leaders and the many stakeholders who work in partnership with us, or take an interest in our business.

It is important to us that we are trusted and that customers see that we provide good value for money and take into account their point of view. For example, last year we invested in new technology to cut roadworks and interruptions to supply, modelling our service around what is important to our customers, rather than convenient to us as a business.

Our CSR website
For more detail and case studies relating to our CSR performance, including our full statement of CSR principles and performance tables, visit:
http://csr.keldagroup.com
To ask a question or share your comments, email us at: csr@yorkshirewater.co.uk


Corporate Social Responsibility
KeldaGroup

Where practical, we also want to be enjoyable to deal with and in 2006 we invested in recreational facilities at our reservoirs, including new routes, customer-friendly signage, bridleways, cycle routes and disabled access.

These investments and activities are not driven by regulation, but by our aspiration to put something back into the communities we serve and to delight our customers. They are also fundamentally good business and in line with our basic philosophy of striking the right balance in our operations, in a way which provides benefits for all.

Further information and evidence of the clear progress we are making can be found on our new CSR website and a flavour of our work is included in this short CSR review.

Kevin Whiteman
Chief Executive, Kelda Group plc

Corporate Social Responsibility
Our role in the environment

We remain committed to conserving and enhancing our environment, striving to achieve 100% regulatory compliance and continuous environmental improvement.

Environmental management – setting the pace
We continue to drive environmental best practice through our operations, with over 90% of the Kelda Group now covered by Environmental Management Systems certified to ISO14001. This year we achieved Platinum Status in Business in the Community's Environment Index for the fifth consecutive year and received a number of awards in recognition of our environmental best practice. Yorkshire Water collected two Green Apple environment awards and a Big Tick re-accreditation for its Environmental Management System. We are now half way through the implementation of our innovative Geographical Information Systems-based Biodiversity Action Plan, and continue to work closely with our independent Environmental Advisory Panel of 22 key regional stakeholders to ensure we continue to lead the way in environmental management.

Tackling climate change
We are committed to managing our carbon emissions to assist in the mitigation of climate change and are working in partnership with the Carbon Trust to achieve this. We are currently developing a Yorkshire Water 25 year climate change strategy, which will set out a programme of research and activities for mitigating and adapting to climate change. The new strategy will also enable us to consider the carbon footprint effects of our investment decisions which in turn will allow us to take a more active role in working with the Government on designing future environmental legislation.

Driving energy improvements
We have been proactively driving energy efficiency throughout our operations and increasing the amount of renewable energy we generate, with an aspiration for 10% of our energy to be generated in-house by 2010. Over the past year we have commissioned four new Combined Heat and Power units and improved the performance of existing equipment to increase our renewable generation by over 25%. We are actively researching further opportunities for renewable generation and have obtained planning permission for three new wind turbines. In addition, we are currently constructing a new Combined Heat and Power plant and hydroturbine at our Esholt Waste Water treatment works.

Targets for 2007/08
- Deliver the 2007/08 commitments of the £227m Freshwater Fish Directive investment programme to further enhance the river life of Yorkshire.
- Continue to implement a five year land and recreation strategy to help delight customers around our region and enhance as well as protect our SSSIs.
- Retain Platinum Status in Business in the Community's Environment Index.
- Increase our renewable energy generation by 30% to drive towards achieving 10% of our energy requirements through self-generated renewable energy by 2010.
- Complete the next stage of our Biodiversity Action Plan.

We have a range of other environmental targets which can be found on our website at: http://csr.keldagroup.com

Enjoying our land
This year Yorkshire Water launched a new website which promotes the recreational opportunities available on our land. Podcasts guiding visitors on walks around selected reservoirs have been recorded by John Craven as well as fellow Yorkshire celebrities Nell McAndrew, Gaynor Faye and Harry Gration. The aim is to raise customers' awareness of our role as stewards of the countryside and as a provider of numerous leisure opportunities, such as walking, fishing, riding, cycling, wind-surfing and rowing. For more information and to download a walk pack or podcast, visit www.yorkshirewater.com/recreation.



THE GREEN ORGANISATION

Corporate Social Responsibility
Our role in society

Our aim is to impact positively on communities through volunteering, sharing skills and providing educational support for local schools.

"Yorkshire Water sets the benchmark on developing a culture of employee volunteering which delivers real impact across a diverse range of initiatives."

Liz Needleman,
Yorkshire and Humberside Regional Cares Director, Business in the Community

38%

38% of our colleagues are involved in our volunteering programme

1,400

1,400 free Cool Schools water coolers have been installed in primary schools

Our colleagues are actively encouraged to volunteer to develop skills such as leadership, coaching or public speaking through a wide range of programmes. For example, our Newlands Business Bridge initiative helps colleagues develop mentoring skills through supporting social enterprises and was awarded a prestigious Business in the Community Big Tick in 2006.

Our education centres continued to be extremely busy this year with over 8,400 visitors. Since 2003, 35,000 children have visited one of our three education centres in Leeds, Sheffield and North Yorkshire, to learn about the water cycle.

All of our community initiatives are linked to our capital investment programme, so that the communities we work in receive something in addition to water quality and environmental improvements. This year, we delivered safety presentations to over 4,300 children and teachers potentially affected by our works.

Many of our colleagues give to charity through Payroll Giving and are involved in fundraising through our Waterwheelers team and WaterAid Committee. Colleagues raised a record £258,000 for WaterAid this year through events such as WaterAware Week and the Six Peaks Challenge.

What's next?

The launch of a major new community campaign. Developed in close liaison with internal and external stakeholders, it covers a broad agenda of health, environment and education and aims to achieve our aspiration to be a national role model for volunteering by 2010.

For more detail and case studies relating to our community programme, visit: http://csr.keldagroup.com

Walk for Water

In 2006, our successful Cool Schools campaign, through which we provided over 1,400 free mains-fed water coolers in 750 local primary schools, concluded. A highlight was that 1,600 children took part in Walk for Water to help raise money to install water coolers in their schools.



Giving our time

In 2006/07, a record number of 386 colleagues and 155 service partners took part in our volunteering programme, beating our target of 30% of colleagues to be involved in volunteering over the year. We invested the equivalent of over £144,000 of our colleagues' time in community work.



Corporate Social Responsibility
Our people

We aim to create a great place to work, where colleagues feel proud to work for us, can maximise their potential and receive the recognition and reward they deserve.

"I was recruited as a field management team scheduler at 57 years of age. In my opinion, Yorkshire Water is a fair and good employer where everyone has the same opportunity to progress."

Roger Ferreira, Field Support Technician

80%

80% of Yorkshire Water colleagues participating in the Sunday Times Top 100 Companies to Work for 2007 survey said they are proud to work for the company

INVESTOR IN PEOPLE

RoSPA 2007 GOLD Award

POSITIVE ABOUT DISABLED PEOPLE

International Safety Awards Awarded 2006 BRITISH SAFETY COUNCIL

We aspire to attract, develop and retain the best people. In 2007, we launched an e-recruitment system to provide a more positive experience for candidates when exploring opportunities and applying for roles with us online.

Investment in people through training and personal development remains a high priority. In 2007, we repeated our popular Career Development Workshop, enabling colleagues to explore and develop their career and life goals.

In 2006/07 we discussed and agreed ways to modernise Yorkshire Water's formal consultation, information and negotiation arrangements. In 2007/08 we plan to move to a fully inclusive approach, based on partnership principles agreed between the company and the trade unions. New forums, representing both unionised and non-unionised colleagues, will consult and communicate on matters affecting our people.

What's next?

We will continue to develop a culture of 'Think Safety First'. During 2007, the European Year of Diversity, we will hold a diversity conference and apply our learning across the business.

For more detail and case studies relating to our people visit: http://csr.keldagroup.com

Think Safety First

In 2006/07, our new Think Safety First campaign raised the profile of health and safety, ensuring Yorkshire Water is a great, healthy and safe place to work. Initiatives include new Think Safety First site signage, an employee Team Talk DVD to share accident experiences, a behavioural safety training programme and a 'Big Number' on the intranet, showing the number of days since the last accident. We have also introduced a health and safety leadership training module and integrated health and safety into performance management training.



Corporate Social Responsibility
Our customers

Our customers continue to benefit from industry leading service levels. Our aspiration is to exceed expectations at every point of contact, providing a customer experience second to none.

"To pick up the title of Utility of the Year for a third year running was a remarkable achievement. We were impressed with Yorkshire Water's... obvious pride and ambition."

Judges of the Utility of the Year
2006 Utility Industry Achievement Awards

93%

93% of the 220 customers we randomly telephone each month are satisfied with the service we provide

Winner of Utility of the Year Award

2006 UTILITY INDUSTRY ACHIEVEMENT AWARDS

This year, we have:

- Won UK Utility of the Year for the third time at the Utility Industry Achievement Awards 2006.
- Again met the Government's Charter Mark standard for excellence in customer service.
- Again achieved four 'A' ratings and been named as the most efficient water and sewerage company in the UK, with Ofwat labelling us as the 'benchmark company' for operating costs.
- Achieved high quality drinking water. The Drinking Water Inspectorate's 2006 Report stated that the quality of customers' drinking water in Yorkshire remains high, with a compliance level of 99.94%.
- Achieved our highest ever score for customer service in the Ofwat Performance Assessment Table, achieving second place for operational and customer service excellence.

What's next?

We aspire to work towards zero customer impact failures, zero excavations, zero road traffic congestion and proactive, not reactive, customer service.

For more detail and case studies relating to our customer service programme, visit: http://csr.keldagroup.com

Great customer service

Our Clearwater initiative aims to improve service through seeking out and designing technology to minimise customer impacts. As part of Clearwater, Yorkshire Water is driving innovation unlike anything currently used in the industry. In 2006, Johnny Ball helped to demonstrate an endescope, commonly used in surgery – a thermal imaging camera which can be inserted into pipes to identify any potential problems and the need for any maintenance work. Using this type of technology means reducing the number of excavations carried out.



New billing system

In 2006 Yorkshire Water introduced YorBill, a new contact and billing system to enhance flexibility, service and opportunities to introduce innovative ways for customers to see and pay their bills through technologies such as mobile phones and interactive television. Around 1.3m bills were successfully issued using YorBill in Spring 2007

Corporate Social Responsibility
Our service partners

We work closely with our service partners to share our aims, objectives, best practice and success, helping us to deliver a better service, supporting the communities we serve.

Community Spirit Awards
Our annual Community Spirit Awards celebrate voluntary work carried out by colleagues and partners. In 2007, over £1,000 was collected through the WaterAid raffle at the event, with partners such as Costain, Earth Tech Morrison (ETM), RPS Consultants and Mott MacDonald Bentley donating prizes.

Costain won the Contract Partner of the Year Award for their contribution to the community, with Watermark being highly commended.



Our partners share the same high levels of commitment to customers and communities as we do. In 2006, Balfour Beatty Utilities was named Utilities Customer Service team of the Year at the National Customer Service Awards. Working in partnership with Yorkshire Water on our two year scheme to upgrade 95km of water mains at Ilkley, West Yorkshire, the project is a customer and team focused approach, ensuring work is ahead of schedule with minimal disruptions.

Watermark, who improve our waste water system in South Yorkshire, have an innovative approach to health and safety. Their 'zero accident culture' has resulted in no reportable accidents on Yorkshire Water schemes during 2006/07. Accidents are well below the national average, leading Watermark to achieve Gold Award status in the RoSPA safety awards.

In 2006, Earth Tech Morrison treated pupils at Holy Spirit Primary School in Heckmondwike to an unusual school outing. Pupils were given safety gear and talks and taken to an excavation in their school playing field to see how an underground storm chamber is being installed to hold excess waste water, which can then be slowly released back into the sewerage system. The children then created a newspaper report on their experience of the flood prevention scheme.

All of our contract partners helped with many Cares Challenges in 2006/07 supporting community groups in areas where we carried out capital improvement works. For example, Laing O'Rourke spent their evenings re-painting and refurbishing the changing room, entrance and toilets of the Burton Pidsea Memorial Hall in East Yorkshire, as well as making safe the children's playground, leading to increased visitors.

Colleagues from Mott MacDonald Bentley and Yorkshire Water's West Yorkshire team held an open day in 2006 to showcase how £30m has been invested in the area's waste water services over the last two years. The event included practical demonstrations of the latest innovations used on construction sites, including concrete which looks like a dry stone wall, pre-cast units for reservoir wave walls and prefabricated reinforcements which save money whilst preventing accidents.

For more detail and case studies relating to our partners, visit: http://csr.keldagroup.com

"We fully support Yorkshire Water's Community Affairs programme as it makes a positive difference to the quality of people's lives, leaving a lasting legacy to their customers. It benefits employees' personal development, providing an enriching working life."
Maria Melton
Relationships, Learning and Improvement Manager, Costain Ltd

Board of directors



John Napier (64) MA (Econ)
Chairman **B,D**
Joined the board in June 1999. Appointed Executive Chairman in April 2000, moving to Chairman in September 2002. Chairman of Yorkshire Water Services Limited and Chairman of Royal & Sun Alliance Insurance Group plc. He has formerly held senior posts as Chairman of Booker plc, Group Managing Director of Hays plc and was formerly a non-executive director of Waste Recycling Group plc. He is also Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward board.



Kevin Whiteman (50) BSc, CEng, MIME
Chief Executive **D**
Appointed to the board in September 2000 and appointed Chief executive in September 2002. Joined Yorkshire Water Services Limited in 1997 as Business Director, Waste Water. Formerly Chief Executive and Accounting Officer of the National Rivers Authority and Regional Director of the Environment Agency. Previously held senior positions with British Coal. He is a non-executive director of UK Coal plc and a trustee of WaterAid.



Martin Towers (54) FCA BA (Econ)
Group Finance Director
Appointed to the board in March 2003. Formerly Finance Director of Boots The Chemists, McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc and Yorkshire Group plc, and a former non-executive director of Homestyle Group plc.



Ed Anderson (56) BSc (Econ), CPFA
Non-executive director **A, B**
Appointed to the board in June 2005. Managing Director of Leeds Bradford International Airport. Currently chairman of Yorkshire Building Society, Leeds Chamber of Commerce and a non-executive director of St Gemma's Hospice. Formerly held several positions with Leeds City Council, West Yorkshire Metropolitan Council and Bradford Council.



Kate Avery (47) ACIB, FCIM, MBA, FSI
Non-executive director **A, B, C**
Appointed to the board in June 2005. Group Executive Director (Wealth Management) at Legal and General. Formerly a member of the ABI Distribution and Regulation Committee and held several positions with Barclays Plc.



Christopher Fisher (53) BA MPP
Non-executive director **A, B, C**
Joined the board in June 2003 and became a non-executive director of Yorkshire Water in October 2004. He is a partner in Penfida, a new firm which provides financial advice to pension fund trustees, and is also a non-executive director of Southern Cross Healthcare Group PLC, a trustee of the Imperial War Museum and a member of the Council of Reading University. Formerly a managing director of Lazard and a vice chairman, corporate finance, at KPMG.



David Salkeld (51) BSc (Econ), Dip PM, FIGD
Senior non-executive director **B, C**
Joined the board in October 2000. Formerly Group Chief Executive of the Grampian Country Food Group and Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies.



Richard Schmidt (63) BSc, MSc, PhD, MBA
Non-executive director
Appointed to the board in September 2002. Joined Aquarion Company in 1995. Formerly President and Chief Executive Officer of Aquarion until September 2003, President and Chief Operating Officer of Mechanical Technology Inc, President and Chief Executive Officer of Gundle Environmental Systems and held senior positions in Ecodyn Corporation.

Denotes
- **A** – Member of the audit committee
- **B** – Member of the nomination committee
- **C** – Member of the remuneration committee
- **D** – Member of the corporate social responsibility committee

Directors' report

The directors present their report for the year to 31 March 2007.

Results and dividends
The profit attributable to shareholders for the year was £151.3m. After dividends totalling £109.7m, £41.6m was transferred to the group's reserves.

The directors recommend a final dividend of 23.0p per share to be paid on 31 August 2007 to those shareholders on the register at the close of business on 15 June 2007. The record date of 15 June 2007 is earlier than usual so that it falls before the share consolidation associated with the B share scheme referred to in the Chairman's statement. The final dividend will therefore be paid by reference to shares held prior to the consolidation. An interim dividend of 9.25p per share was paid on 5 January 2007.

The total dividend for the year will amount to 32.25p per share (2006: 30.35p).

Business review
A review of the development and performance of the business of the group, including the financial performance during the year, key performance indicators and a description of the principal risks and uncertainties facing the group, forward-looking statements, and treasury policy are set out in the business review section of this Annual Report on pages 13 to 17. The purpose of the Annual Report is to provide information to the members of the company. The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the group. By their nature, these statements involve uncertainty since future events and circumstances can cause results to differ from those anticipated. Nothing in this Annual Report should be construed as a profit forecast.

Principal activities
The principal activities of the group are the supply of clean water and the treatment and disposal of waste water. Yorkshire Water Services Limited (Yorkshire Water), the group's regulated utility business in the UK, is responsible for both water and waste water services. Following completion on 30 April 2007 of the sale of the group's regulated water supply businesses in the states of Connecticut, New York, Massachusetts and New Hampshire, the group continues to operate the small non-regulated water and waste water contract operations business in the US. However, the group intends to sell this in the near future. The group's other businesses are the UK non-regulated water and waste water services business and KeyLand Developments Limited, a company which primarily develops surplus property assets of Yorkshire Water.

Acquisitions and disposals
On 1 May 2007 the company announced the sales of Aquarion Company to Macquarie, Utilities Inc, Aquarion Water Company of New York to United Waterworks Inc and Aquarion Water Company of Sea Cliff to Aqua New York Inc.
The sales do not include the small businesses of Aquarion Services and Aquarion Operating Services, which comprise the contract operations business of Aquarion.

Directors
The following directors held office throughout the year: John Napier, chairman; Kevin Whiteman, chief executive; Martin Towers, group finance director; Kate Avery, Ed Anderson, Christopher Fisher, David Salkeld and Richard Schmidt, non-executive directors.

Biographical details of each director are set out on page 25 of this Annual Report.

In accordance with article 105 of the company's articles of association, David Salkeld and Richard Schmidt will retire at the forthcoming annual general meeting and David Salkeld will offer himself for re-election. The evaluation of the board, as described on page 30, concluded that any director offering him or herself for re-election continues to demonstrate commitment to their particular roles, and perform effectively. The re-election is recommended by the board. Details of the terms of his appointment, and of his service agreement appear on page 34.

Details of the terms of all the directors' service agreements and letters of appointment appear in the remuneration report on page 34. Additional information relating to directors who served during the year, including remuneration and interests in the company's shares, is contained on pages 35 to 37. The details of directors' interests in the company's shares form part of this report.

Disclosure of information to the auditor
As at the date of this report, as far as each director is aware, there is no relevant audit information of which the company's auditor is unaware and each director has taken such steps as he or she should have taken as a director in order to make him or herself aware of any relevant audit information, and to establish that the company's auditor is aware of that information.

Corporate social responsibility
There are group policies for the environment, health and safety and human resources, as well as a code of ethics.

The internal control processes described on page 32 take account of social, environmental and ethical risks. In addition, the board receives information as part of the normal reporting process to identify and assess such significant risks where they are relevant to the nature of the company's business. Further details are included in the following sections of this report and in the corporate social responsibility section of the report on pages 18 to 24.

Employees and employment policies
The group strives to create a positive working environment for all colleagues and places great emphasis on open two way communications.
It values involvement at all levels, recognising that everyone in the business is a potential source of innovation and change. Internal consultation and communication processes provide the key to this involvement, and play a large part in achieving our vision to be a great place to work.

The company promotes freedom of association, principally through its diversity strategy and through collective bargaining arrangements with its recognised trade unions. In those parts of the group where union representation is low, wider franchise is achieved through involving 'workforce' representatives on joint working parties or 'works council' type arrangements.

The company communications strategy is based on a 'face to face first' approach and all messages are delivered through 'two way' channels, including regular 'talk back' sessions with senior management. The company magazine Connections is distributed throughout the business and aims to provide business news through the eyes of the company's employees.

Regular employee satisfaction surveys are undertaken across the group, using a variety of survey tools including telephone-based, online and paper-based surveys.

A 'total reward' approach is taken to salary and benefits which are designed to be competitive. The group's sharesave scheme, which has a high level of participation at all levels in the business, and 'pay for performance' arrangements, provide an opportunity for all employees to share in the success of the business.

The group's equality and diversity, 'open to all', policy covers gender, marital status, parental status, sexual orientation, race, colour, ethnic or national origin, disability, age, religion or belief and trade union membership. In 2006 Yorkshire Water received the Yorkshire and Humberside Age Positive Employer Award in recognition of its approach to age diversity, and its diverse recruitment project Clearly the Best People was featured as a case study in Equal Opportunities Review. The group's commitment to positive action towards applicants with disabilities has been recognised with the 'double tick' accreditation from the UK Employment Service.

The group provides a wide range of development opportunities, including in-house and accredited programmes to help employees develop the necessary skills, knowledge, values and experience to realise their performance potential.

Health and safety

The company is committed to achieving high health and safety standards throughout its businesses. The management of health and safety issues operates in the context of the health and safety policy adopted by the board and the system of internal control.

The group has established a framework of policy procedural requirements by which all subsidiaries must have in place appropriate health and safety policies and procedures and provide necessary information, instruction, training and supervision. In addition, the company provides occupational health, safety and welfare advisory services for employees.

Specific health and safety goals are also set by individual businesses. These goals differ depending on the business and include a combination of reductions of accidents and working time lost as a result of accidents, training delivery, internal safety audits and health promotion and surveillance programmes.

Senior management awareness and active employee involvement in health and safety is fundamental to company success. A new Think Safety First programme was launched in Yorkshire Water during 2006. This programme included projects for sharing personal accident experiences, promoting key safety messages, managers leading by example, rewarding and recognising colleagues and implementing a behavioural safety coaching process. Elements of this programme are being shared with other group companies to improve safety awareness and ensure all colleagues Think Safety First.

Consultation with all employees via area and functional health and safety forum groups and safety committees is actively encouraged. Where possible, the intent is for local health and safety issues to be discussed and resolved with line management. In Yorkshire Water there are health and safety champions who work alongside the Trade Union safety representatives and line management. This ensures that health and safety issues are regularly discussed within each team in the Water and Environmental business units.

By the nature of accidents, there can be no guarantee that they will never occur. However, the measures taken by the company are intended to place emphasis on prevention and continuing vigilance. Yorkshire Water has again been awarded a National Safety Award from the British Safety Council and a Gold Award for Occupational Safety from the Royal Society for the Prevention of Accidents for its health and safety performance during 2006/07.

Environment and community

The environmental policy of the company recognises that a sustainable water and waste water business is dependent on environmentally sustainable operations. It is, therefore, committed to integrating environmental best practice and continuous improvement in environmental performance through the efficient, effective and proper conduct of its business.

Environmental performance is reported through the company's web based environment and community report which is regularly updated and independently verified. This can be viewed at http://csr.keldagroup.com.

The company contributes actively to the communities which it serves. It encourages and supports colleagues in volunteering, charitable giving and community involvement. One in five employees is active in a wide range of company supported community activities. These include a Speakers' Panel and support to local education ranging from 'right to read' in junior schools through to coaching at senior schools, and mentoring university students from diverse ethnic backgrounds.

Charitable and political contributions

Charitable contributions totalling £0.6m (2006: £0.5m) were made during the year.

No political donations were made.

Research and development

During the year £4.6m (2006: £4.0m) was committed to research and development including £3.7m (2006: £3.1m) on fixed assets. Research and development activities were primarily directed towards improving the performance and efficiency of Yorkshire Water's assets and operations.

Directors' report

Purchase of own shares

At the forthcoming annual general meeting, the company will be seeking to renew the authority to purchase up to 10% of its ordinary shares which was conditionally renewed at the extraordinary general meeting held on 1 June 2007. Authority was previously granted at the annual general meeting in 2006 in respect of 10% of the company's issued ordinary share capital. The authority expires at the close of the forthcoming annual general meeting. During 2006/07 the company purchased for cancellation 7,845,000 ordinary shares at a cost of £59.3m, amounting to approximately 2.1% of its ordinary shares. At the end of the period under review, the authority granted at the annual general meeting in 2006 remained valid in respect of 29,721,039 ordinary shares.

Auditor

A resolution to appoint PricewaterhouseCoopers LLP as the company's auditor and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting. The provision of audit services to the company was offered for tender in 2007. The audit committee conducted the tender process and recommended to the board that a change of auditor from Ernst & Young LLP to PricewaterhouseCoopers was appropriate. The proposal is supported by the board. Details of the group policy designed to safeguard the independence and objectivity of the external auditor are included in the corporate governance section of this report on page 31.

Payment terms to suppliers

The company's normal terms are to make payment in accordance with suppliers' terms of trade or within 30 days from the receipt of services or invoices subject to satisfactory performance by the supplier. Kelda Group plc is a holding company and, at 31 March 2007, had no trade creditors outstanding. The payment terms of individual operating subsidiaries are disclosed in their accounts.

Major shareholdings

As at 13 June 2007 the company had been notified of the following interests amounting to 3% or more of the company's issued ordinary share capital:

Threadneedle Asset Management	7.49%
Pictet Asset Management	7.29%
Barclays Plc	4.05%
Zurich Financial Services	3.14%
Legal & General Group Plc	3.55%

Subsequent events

The sale of Aquarion and the company's return of cash to shareholders through a B share scheme (as approved by shareholders on 1 June 2007) are referred to in the Chairman's statement.

Annual general meeting

The notice convening the company's 2007 annual general meeting to be held at the Leeds Marriott Hotel on 1 August 2007 at 11.00am, is set out in a separate document issued to shareholders.

By order of the board

Stuart McFarlane
Group Company Secretary
14 June 2007

Registered office:
Western House
Halifax Road
Bradford BD6 2SZ

Registered in England
No. 2366627

KPI – Glossary of terms

Group financial key performance indicators

Group interest cover
This measure provides an indication of whether the group's profit is sufficient to cover its interest obligations and is calculated as group operating profit from continuing operations divided by the net of finance costs and investment income. These figures are disclosed in the audited accounts in the group income statement.

Cash interest (Funds From Operations 'FFO') cover
FFO cover measures the group's ability to meet its interest payments. This is calculated as net cash inflow from operating activities, excluding interest paid, divided by net interest paid. These figures are disclosed in the audited accounts in the group cash flow statement.

Group gearing
This ratio measures the proportion of assets invested in the business that are financed by borrowing and is calculated as net debt as a proportion of net debt plus net assets. These figures are disclosed in the audited accounts in the group balance sheet and note 26 on additional cash flow information.

Earnings per share (EPS)
EPS is an important measure of performance and growth. EPS is calculated on several different bases, all of which are disclosed in the audited accounts at the foot of the group income statement. Basic EPS is expressed as profit for the year attributable to shareholders, divided by the weighted average number of shares ranking for dividend. This is quoted in relation to both continuing and total operations. Diluted EPS is adjusted to assume conversion of all dilutive potential ordinary shares. These relate to share options granted to employees where the exercise price is less than average market price of the company's ordinary shares during the year.

Yorkshire Water financial key performance indicators

Yorkshire Water net debt to Regulatory Capital Value (RCV)
The RCV of Yorkshire Water is determined by Ofwat and is the value of the capital base on which a return is allowed for price setting purposes. The values are calculated and published annually by Ofwat. This ratio expresses Yorkshire Water's regulated net debt as a proportion of the RCV, both of which are published in Yorkshire Water's audited regulatory accounts.

Non-financial key performance indicators

Overall customer satisfaction
The group recognises the value of listening to customers in order to deliver improvements that not only meet but surpass expectations. Customer satisfaction is monitored on a regular basis using a combination of random telephone surveys and event-based questionnaires.

Yorkshire Water's tracker research is an ongoing telephone survey involving 220 customers chosen at random each month. This monitors customers' general perceptions and the experience that customers receive when they come into contact with the company.

Yorkshire Water also has a separate telephone survey each month to a sample of customers who have telephoned our contact centre. This survey is based upon Ofwat's regulatory customer survey. The results of the surveys are published on Yorkshire Water's website www.yorkshirewater.com.

Ongoing event-based surveys cover 12 specific areas of customer contacts, namely clean water and waste water repair and maintenance work, customer visits by water and waste water field technicians, meter installations, meter reading, supply pipe repairs, new supply applications, mains rehabilitation works, waste water capital works and calls to our contact centre about billing and operational matters.

In addition to its continuous customer research programme for domestic customers, Yorkshire Water also tracks customer satisfaction with its business users. An online survey is conducted with its largest business users throughout the year and a telephone survey is carried out with other smaller business users on an annual basis.

Water quality
The Drinking Water Inspectorate (DWI) regulates public water supplies in England and Wales. It is responsible for assessing the quality of drinking water, taking enforcement action if standards are not being met and appropriate action when water is unfit for human consumption.

The Government has set legal standards for drinking water in the Water Quality Regulations. Most of these standards come directly from European law and are based on World Health Organisation guidelines. The UK has additional standards to safeguard the already high quality of water in England and Wales. The standards are strict and generally include wide safety margins. They cover:

- Bacteria.
- Chemicals such as nitrate and pesticides.
- Metals such as lead.
- The way the water looks and how it tastes.

Although overall compliance with standards is no longer published by the DWI, internal monitoring shows that in the year ending December 2006, 99.94% of all water quality tests met the prescribed standards (2005: 99.94%).

Waste Water Treatment Works Compliance
The Environment Agency issues consents to allow the discharge of treated water from waste water treatment works. The three principal consented limits are for suspended solids, biochemical oxygen demand and ammonia. A range of other substances may be limited depending on the type of discharge. This indicator shows loads for the following determinants:

- Suspended solids, which can blanket the river bed, thereby destroying fish habitat.
- Biochemical oxygen demand (BOD), which is a measure of the amount of oxygen consumed in water – usually by organic pollution – and therefore reflects the quality of the water.
- Ammonia, which is toxic to fish.
- Phosphate, which can lead to eutrophication in fresh waters.

All waste water treatment works are monitored for compliance with their discharge consents and the receiving waters are monitored to assess their compliance with water quality targets. The frequency of monitoring depends on the size of the treatment works; small works are monitored on a quarterly basis and large works are monitored every week.

Reportable and notifiable accidents
The Health and Safety Commission is responsible for health and safety regulation in Great Britain. The Health and Safety Executive and local government are the enforcing authorities who work in support of the Commission.

RIDDOR – or the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995 – place a legal duty on employers to notify and report some work-related accidents, diseases and dangerous occurrences.

These include, for example:

- deaths;
- major injuries;
- over-three-day injuries – where an employee or self-employed person is away from work or unable to work normally for more than three consecutive days;
- injuries to members of the public or people not at work where they are taken from the scene of an accident to hospital;
- some work-related diseases (using the F2508A report form); and
- dangerous occurrences – where something happens that does not result in an injury, but could have done.

Corporate governance

The board is accountable to the company's shareholders for maintaining standards of corporate governance. The board considers that the company has complied throughout the accounting period with the provisions set out in Section 1 of the Combined Code.

The following is an explanation of how the company applies the Combined Code.

The board of directors

The board meets at least six times each year and more frequently where considered appropriate. In addition, meetings of the non-executive directors are held when required. The board has a schedule of matters reserved for its decision and the requirement for board approval on these matters is communicated widely throughout the senior management of the group.

The board determines the group's strategic objectives and key policies, and approves the business plans for each group company, interim and final financial statements, recommendations of dividends, significant investment and major new business proposals, as well as significant organisational matters and corporate governance arrangements. The board is also responsible for establishing and reviewing the group's system of internal control and risk management, and reviewing at least annually its effectiveness. The roles of the board, the chairman and the chief executive are formally set out and agreed by the board. There are clear levels of delegated authority, which enable management to take decisions in the normal course of business.

During the year a formal performance evaluation of the board, its committees and its directors was undertaken. The process involved the completion by each director of both a self evaluation and an evaluation of the performance and effectiveness of the board as a whole and individual directors. Individual discussions between each director and the chairman, and meetings of the board and the non-executive directors (including meetings without the chairman to appraise his performance) to consider issues arising from the evaluation process and to identify and implement appropriate action, were held. The evaluation concluded that the board and its committees operated effectively.

All new directors, where applicable, receive an induction on joining the board, including information about the company and their responsibilities, meetings with key managers, and visits to the company's operations. Briefings are provided to directors on relevant issues, including legislative, regulatory and financial reporting matters. Training is available to directors on, and subsequent to, their appointment to meet their particular requirements. There is an agreed procedure for directors to take independent professional advice at the company's expense in furtherance of their duties in relation to board or committee matters. Directors have access to the group company secretary who is responsible for ensuring that board procedures are followed. The directors receive full and timely access to all relevant information, including a monthly board pack of operational and financial reports. Direct access to key executives is encouraged. The company has directors' and officers' insurance in place.

The board currently comprises a chairman, two executive directors and five non-executive directors. Ed Anderson, Kate Avery, Christopher Fisher and David Salkeld are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgements. Kate Avery is a director of Legal & General which owned 3.55% of the company's shares as at 13 June 2007. The company does not consider this to affect her independence as her role at Legal & General does not include direct responsibility for investment decisions. Richard Schmidt was previously an executive of the company. David Salkeld is the senior independent director. The roles of chairman and chief executive are separate and held by John Napier and Kevin Whiteman respectively. John Napier met the independence criteria of the Combined Code on his appointment, although he subsequently served in an interim executive capacity, which he relinquished in September 2002.

Any director appointed during the year is required, under the provisions of the company's articles of association, to retire and seek election by shareholders at the next annual general meeting. The articles of association of the company require each director to be subject to re-election at intervals of no more than three years.

The board has delegated certain authority to the following committees. Each committee has formal terms of reference, which are available on request from the company secretary or on the corporate governance section of the company's website at www.keldagroup.com.

Executive committee

Chaired by the chief executive and comprising the executive directors and the chairman, it has delegated authority to deal with specific matters remitted to it by the board.

Audit committee

Christopher Fisher was the chairman of the audit committee during 2006/07. The other members of the committee were Ed Anderson and Kate Avery. Ed Anderson was appointed as chairman of the committee on 30 May 2007 in place of Christopher Fisher, who continues to serve as a member of the committee. All three members of the audit committee are independent non-executive directors and each has sufficient recent and relevant financial experience to discharge his/her functions. The external auditor, the head of internal audit and the company secretary attend all meetings. The group finance director and group financial controller usually attend by invitation. The committee also meets with the external auditor without the presence of executive management when it considers it necessary or appropriate to do so. The committee chairman reports on the activities of the committee to the board meeting immediately following each committee meeting.

The audit committee's key tasks include:

- the review and monitoring of the integrity of the interim and annual financial statements;
- the review of the group's system of internal control, including financial, operational, compliance and risk management;
- overseeing the company's relationship with the external auditor, agree the nature and scope of the audit and review the independence and objectivity of the external auditor;
- the monitoring and reviewing of the effectiveness of the internal audit function.

In undertaking these tasks the committee receives and reviews work carried out by the internal and external auditors and their findings. Both the internal and external auditor work to an annual plan developed in consultation with the committee. In addition the committee reviews specific business areas and processes from time to time.

The regular business of the audit committee includes consideration of reports on financial statements, audit planning, the activities of internal audit and its key findings, and the consideration of the operation of internal control processes. Additional matters considered during the year include a review of the systems and controls in preparing and submitting regulatory data of Yorkshire Water Services Limited, and systems of internal control and risk management operating in Kelda Water Services Limited and companies in which it holds joint venture investments. The committee also undertook a review of the effectiveness of internal audit with the assistance of external advisers. It also undertook a tender exercise of external audit services, which led to the recommendation to appoint PricewaterhouseCoopers for the year ending 31 March 2008. The company has a policy for disclosure of malpractice, and the audit committee reviews the arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The independence and objectivity of the external auditor is considered on a regular basis, with particular regard to the level of non-audit fees.

The company has adopted an auditor independence policy which establishes procedures and guidance under which the company's relationship with its external auditor is governed so that the audit committee is able to satisfy itself that there are no factors which may, or may be seen to, impinge upon the independence and objectivity of the audit process.

The key features of the policy are:

- clear accountability of the auditor to the audit committee and the chairman of the board of the company;
- the audit committee considers annually its recommendation to re-appoint the auditor;
- the auditor is required to disclose the safeguards and steps taken to ensure independence and objectivity;
- rotation of audit partners and appropriate restrictions on appointment of employees of the auditor;
- specific restrictions and procedures in relation to the allocation of non-audit work to the auditor. These include categories of work which cannot be allocated to the auditor, and categories of work which may be allocated to the auditor, subject to certain provisions as to materiality, nature of the work, or the approval of the audit committee. At each of its meetings the audit committee receives a report of the fees paid to the auditor in all capacities.

The split between audit and non-audit fees for the year to 31 March 2007 appears at note 4 to the financial statements. Non-audit fees of £0.5m were paid in relation to taxation services and corporate finance services, including services relating to the return of cash to shareholders through a B share scheme, which was of a one-off nature. The amount and nature of non-audit fees are considered by the committee not to affect the independence or objectivity of the external auditor.

Remuneration committee

Details of the membership and role of the remuneration committee are included in the directors' remuneration report on page 33.

Nomination committee

John Napier is chairman of the nomination committee. The other members are Kate Avery, Ed Anderson, Christopher Fisher and David Salkeld.

The main functions of the committee are:

- to review the structure, size and composition of the board, the audit committee and the remuneration committee and make recommendations to the board with regard to necessary adjustments;
- to prepare a role and capabilities statement for the appointment of a chairman and to identify and nominate candidates for the approval of the board; and
- to provide advice and recommendations to the board in respect of appointments of other directors.

The nomination committee meets at least annually to discharge such of these functions as may be required.

Corporate social responsibility committee

John Napier is chairman of the corporate social responsibility committee, and Kevin Whiteman is a member of it. Roger Hyde, a non-executive director of Yorkshire Water, is also a member of the committee. He was formerly the Head of the Environment Agency, North East Region. The committee recommends to the board appropriate corporate social responsibility policies and procedures. It is responsible for the publication of the corporate social responsibility review which is available on the internet at http://csr.keldagroup.com.

Board attendance

The table overleaf shows the number of meetings of the board, audit, remuneration and nomination committees attended by each director, out of possible attendances.

Corporate governance

	Board	Audit	Remuneration	Nomination
John Napier	6/6	–	–	1/1
Ed Anderson	6/6	4/4	–	1/1
Kate Avery	6/6	4/4	5/6	1/1
Christopher Fisher	6/6	4/4	6/6	1/1
David Salkeld	5/6	–	6/6	1/1
Richard Schmidt	5/6	–	–	–
Martin Towers	6/6	–	–	–
Kevin Whiteman	6/6	–	–	–

Communication with shareholders
Shareholders have direct access to the company via the investor relations section of its website at www.keldagroup.com and its free shareholder information telephone service. The website is updated with all announcements and presentations, and contains investor relations information which is updated regularly.

There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. All shareholders have the opportunity to put questions at the company's annual general meeting and the company will make a presentation at the meeting to highlight the key business developments. The chairmen of the audit, remuneration and nomination committees will be available to answer questions at the annual general meeting to be held on 1 August 2007.

The board receives reports from executive directors following meetings with investors. Formal reports of investor feedback are presented to the board following the interim and annual results presentations. An investor relations report is presented to the board each month.

Internal control
The board is responsible for the group's system of internal control and for reviewing its effectiveness. An ongoing process, in accordance with the guidance of the Turnbull Committee on Internal Control, has been established for identifying, evaluating and managing the significant risks faced by the group and this has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. Strategic, financial, commercial, operational, social, environmental and ethical risks fall within the scope of this process. The process is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss. During the financial year, material joint ventures have been dealt with as part of the group for the purposes of applying the guidance.

The group has comprehensive and well defined control policies with clear structures, delegated authority levels and accountabilities. There is a group procedure governing appraisal and approval of business development and investment expenditure. Post completion reviews are required on significant business development projects and material investment expenditure.

The group's risk management process aims to be comprehensive, systematic and continuous, and based on constant monitoring of business risk. The key features of the process include the following:

- The main risks facing the group are identified and recorded in a strategic risk register together with the control mechanisms applicable to each risk. These are collated from risk registers maintained by individual businesses.
- There is clear allocation of management responsibility for risk identification, recording, analysis and control.
- The audit committee generally meets four times each year and reviews the effectiveness of the systems which are in place and reports to the board.
- A risk management forum, chaired by the group financial controller, has been established with formal terms of reference comprising senior management from key disciplines and operating companies. It advises and assists operational managing directors and the board on the implementation of the risk management process and monitors risk on behalf of the board. It reports to the audit committee.
- Business units are required to report annually on principal business risks and the operation of control mechanisms.
- The internal audit department provides objective assurance and advice on risk management and control, and monitors the risk management process.

The audit committee reviews and monitors the effectiveness of the process on behalf of the board. During the year the audit committee undertook a detailed review of the process.

In addition to this process, businesses are subject to: a quarterly comprehensive review by the executive team; independent internal and external audits which are reported to the executive team and the audit committee; an extensive budget and target setting process; a quarterly reporting and forecasting process reviewing performance against agreed objectives; appropriate delegated authority levels; established financial policies and procedures; and other risk management policies and procedures such as health and safety and environmental policies.

The board confirms that it has reviewed the effectiveness of the system of internal control. It has received the reports of the audit committee and has conducted a formal annual review covering all controls including financial, operational, compliance and risk management, in accordance with the Internal Control: Guidance for Directors on the Combined Code issued in September 1999 and updated in October 2005. Following its review the board determined that it was not aware of any significant deficiency or material weakness in the system of internal control.

Directors' remuneration report

The members of the remuneration committee are David Salkeld, who chairs it, Kate Avery and Christopher Fisher. All members of the committee are regarded by the company as independent. John Napier and Kevin Whiteman have provided advice to the committee. For guidance in recommending remuneration packages, the remuneration committee uses published surveys carried out by remuneration consultants, as well as internal research, together with other ad hoc projects to support the objective of ensuring competitive and sustainable remuneration. New Bridge Street Consultants advise the company and the remuneration committee on a variety of remuneration related issues. The company does not use New Bridge Street Consultants in any capacity other than as an independent adviser on remuneration and employee share scheme matters.

The terms of reference of the remuneration committee are available on request from the company secretary or on the corporate governance section of the company's website, at http://www.keldagroup.com/kel/csr/corpgov/summary. The committee makes recommendations to the board on the framework of executive remuneration, and its cost. It determines the remuneration and conditions of employment of the chairman, executive directors and the next most senior category of executives, including the terms of any compensation in the event of early termination of an executive director's contract. It also operates the company's long term incentive plan. In determining the remuneration of executive directors and other senior executives, the committee also takes into account level of remuneration and pay awards made generally to employees of the group.

Statement of policy

The company's policy is to establish remuneration packages which enable the company to attract, retain and motivate people with the skills and experience necessary to lead and manage a business of Kelda's size and complexity. Remuneration packages are designed to be aligned with the interests of the company's stakeholders, in particular its shareholders and customers.

In recommending remuneration packages, the remuneration committee follows the principle of recognition of the individual's contribution to the business. The aspiration of the committee is that executives should be fairly and appropriately awarded if the company achieves upper quartile levels of performance relative to other water and sewerage companies. Accordingly, a significant proportion of directors' remuneration is performance related through annual and long term incentive plan awards. Further details of the proportions are included in the sections below and in the directors' emoluments table on page 35. The design of the total remuneration package is intended to achieve a weighting of each component to ensure that above average remuneration is available through performance related elements rather than base salary.

The company treats remuneration strategy and its people resource as key components in delivering its vision to the shareholders of Kelda and to the customers of the group's businesses. At the same time, the company recognises fully the sensitivities of such matters and the need for due care and attention to be taken when considering such issues.

Executive directors

The current remuneration package for each executive director comprises the following:

Annual salary and benefits

The annual salary for each executive director is reviewed each year. The review takes into account relevant market comparators and the individual responsibilities and experience of each director. Benefits in kind include a car and health insurance. Base salary is pensionable.

Annual incentive scheme

During the 2006/07 financial year, each executive director had the opportunity to earn an annual incentive award of up to 75% of their salary. This was increased from 60% during the year as an interim measure pending the review of executive incentive payment structure. Following that review, in 2007/08, each executive director will have the opportunity to earn an annual incentive award of up to 100% of their salary. Any bonus payment is made in June based on performance in the year ending on the preceding 31 March. Awards are entirely performance related. From 2007/08, 50% of any award will be determined by financial targets which are set by the board at the start of the year. 30% will be determined by Yorkshire Water's position in the Overall Performance Assessment determined by Ofwat. 20% will be determined by reference to personal performance objectives established at the beginning of the year. Incentive payments at the higher end of the range are payable only for demonstrably superior company and individual performance. Annual incentive payments are not pensionable.

Long term incentive plan (LTIP)

Under the plan, executive directors may receive, at the discretion of the remuneration committee, a conditional award of Kelda Group plc shares each year, with a value of up to 80% of base salary. The proportion of the award to be vested in the participants after a period of three years will depend upon the company's performance in terms of total shareholder return (i.e. share price movements and reinvested dividends) during the three year period, relative to a comparator group of companies. The total shareholder return of the company is considered by the remuneration committee to be an appropriate measure by which the interests of the executives can be aligned with those of the shareholders. It is calculated by an independent consultant and compared with and ranked against the comparator group. Vesting of 70% of the award is determined by a reference to the company's ranking against a group of UK listed companies which own and operate regulated water and waste water companies and whose characteristics are considered by the remuneration committee most similar to those of the company. The companies in the comparator group during the period under review were Dee Valley Water plc, Pennon Group plc, Severn Trent plc and United Utilities plc. AWG plc and Bristol Water plc both ceased to be listed during the 2006/07 financial year, and the remuneration committee exercised its discretion to exclude them from the comparator group in relation to awards vesting in 2007. The committee has also resolved to include Northumbrian Water Group plc in the comparator group for awards made after 2006. Vesting of the remaining 30% of the award is determined by reference to the constituents of the FTSE 350 index on the date of grant (excluding investment trusts). The remuneration committee believes that the constituents of the comparator group provides an appropriate comparison for the company's performance but keeps this mix of components under continuous review.

In respect of the 70% of the award determined by reference to listed water companies, no shares will vest unless Kelda is ranked at least median, when 30% will vest. Full vesting will require top ranking and, if Kelda is ranked between median and top position, between 30% and 100% of the shares will vest depending on how close Kelda's total shareholder return is to the first and fourth companies.

Directors' remuneration report

In respect of the 30% of the award determined by reference to FTSE 350, no shares will vest unless Kelda is ranked at least median. 30% will vest at median, and 100% will vest if Kelda is in the top 20% of companies, with pro-rata vesting based on ranking position for intermediate performance.

Irrespective of the total shareholder return performance, no shares will vest unless the remuneration committee is satisfied that Kelda's underlying financial performance has been satisfactory over the performance period, taking into account the company's circumstances, including the regulatory regime in place over the period, and the committee can scale back vesting to any extent considered appropriate in the light of the company's financial performance.

The rules of the plan provide for early vesting of awards in cessation of employment in certain circumstances, such as death, disability, redundancy, retirement at expected retirement age and business transfer. Early vesting is subject to the same performance conditions as apply to vesting at the end of a three-year performance period. On early vesting, the number of shares vested is reduced pro-rata to the number of days of the performance period in which the director was in office.

No benefits under the plan are pensionable. The remuneration committee considers that recent performance of the company has been highly impressive as evidenced by the company being voted Utility Company of the Year for the last three years and being the overall most efficient water and sewerage company in respect of operating and capital maintenance efficiency in each of the last five years (according to Ofwat data). However, the committee felt that this outstanding performance was not being fairly reflected in the outturns from the current incentive arrangements, in particular the low percentage of awards vesting under the LTIP. As the necessary discretions to correct the situation are outside the process of the committee, the committee will therefore seek shareholders' approval at the forthcoming annual general meeting to amend the structure of the LTIP scheme for the future by proposing amendments which intend to make the allocations and performance conditions more appropriate. Details of the proposed amendments are included with the separate notice of meeting.

Non-executive directors

The chairman of the board is paid an annual fee of £185,000 and non-executive directors are paid a base fee of £35,000 per annum, both with effect from 1 January 2007. In addition, the chairman of the audit committee and the chairman of the remuneration committee are paid fees of £7,500 per annum and £5,000 per annum respectively. Christopher Fisher received fees of £16,000 from Yorkshire Water Services Limited, in his capacity as a non-executive director of that company. The fees of non-executive directors are determined by the board taking account of responsibilities and time commitments and of fee levels in comparable companies.

The non-executive directors do not participate in the annual incentive scheme, the LTIP or group pension plan.

Service contracts

The company's policy on the duration of contracts with executive directors, is that they should not normally be of fixed duration, should be subject to 12 months' notice by the company and six months' notice by the director. The notice periods have been selected to be consistent with current corporate governance best practice. Termination payments are made in accordance with the terms of the contract. Service contracts do not generally contain payment in lieu of notice clauses, and terminate automatically on retirement.

The company's policy in respect of non-executive directors is to make appointments generally of three years' duration, the terms of which do not contain any express provision for notice periods or termination payments in the event of early termination of their appointment. Appointments may be renewed by mutual agreement for up to two further three-year periods.

Kevin Whiteman and Martin Towers entered into service agreements with the company on 2 September 2002 and 12 February 2003, respectively. The contracts are not of fixed duration and each provide for notice periods of 12 months by the company and six months by the director.

The agreements do not contain any specific provision for compensation payable on early termination, and any termination payment would be calculated to take account of the contractual notice period and any annual incentive payment which would have been paid, subject to the achievement of performance objectives, and taking into account the period actually worked.

John Napier's current appointment as chairman of the board of Kelda Group plc took effect on 2 September 2005 and is for a three-year term. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Christopher Fisher's appointment took effect on 30 June 2006 for a period of three years. David Salkeld's current appointment is with effect from 2 October 2006 for a period of three years. Each of Ed Anderson's and Kate Avery's appointments took effect on 1 June 2005 and is for a period of three years. Richard Schmidt's appointment is not for a fixed duration. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Total shareholder return – Value (£)
Source: Thomson Financial


350
300
250
200
150
100
50
0
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
31 Mar 06
31 Mar 07
— Kelda Group
— FTSE 350 Index (excluding Investment Companies)

This graph shows the value, by the end of March 2007, of £100 invested in Kelda Group on 31 March 2002 compared with the value of £100 invested in the FTSE 350 Index (excluding Investment Companies). The other points plotted are the values at intervening financial year ends. The FTSE 350 Index has been selected as a sufficiently broad market index which is most comparable to the company, and which includes part of the comparator group under the company's long term incentive plan.

Executive directors' service contracts, and non-executive directors' terms and conditions of appointment are available for inspection at the company's registered office, and will be available for 15 minutes prior to the annual general meeting and during the meeting.

The following sections of the remuneration report, with the exception of the table of directors' beneficial interests in shares, have been audited.

Directors' emoluments

	Salary/fees £000	Annual bonus £000	Benefits in kind £000	Termination payment £000	**Total emoluments 2007 £000**	Total emoluments 2006 £000
Chairman						
J A Napier	181	–	5	–	**186**	181
Executive directors						
M G Towers	196	133	12	–	**341**	283
K I Whiteman	356	280	27	–	**663**	549
Non-executive directors						
D J Salkeld	36	–	–	–	**36**	35
C C Fisher	55	–	–	–	**55**	54
R K Schmidt	31	–	–	–	**31**	30
C R R Avery	31	–	–	–	**31**	25
E J S Anderson	31	–	–	–	**31**	25
K Jackson (Retired 30.09.05)	–	–	–	–	–	15
D F Roberts (Retired 30.09.05)	–	–	–	–	–	35
Totals	917	413	44	–	**1,374**	1,232

Pensions

Kevin Whiteman and Martin Towers were members of defined benefit pension arrangements provided by the company during the year.

The main features of the Kelda Group Pension Plan (KGPP) applicable to executive directors are:

i) a normal retirement age of 60;
ii) an accrual rate of 1/30 per year of pensionable service;
iii) four times pensionable pay for death in service;
iv) spouse's pension on death.

The company has additional contractual commitments to provide pension benefits to certain executives in respect of their earnings over the HM Revenue & Customs earnings cap in force before 6 April 2006. These additional benefits are currently provided through an unfunded 'unapproved' arrangement.

Following changes made to the tax treatment of pension benefits with effect from 6 April 2006, KGPP executive members have been given the option of accruing these benefits either on a funded basis under the KGPP or continuing to receive pension rights on an unfunded basis under the unapproved arrangement. These arrangements do not affect the overall benefits to the member, or increase the cost to the company.

The company has made separate accounting provision for unfunded liabilities under the unapproved arrangement. The figures below include the funded element of the company's pension provision only. For details of the unfunded liabilities, please refer to note 21.

Directors' remuneration report

Pension entitlements and corresponding transfer values increased as follows during the year (£):

	Total accrued pension at 31/3/07 (1)	Total accrued pension at 31/3/06 (2)	Increase in accrued pension net of inflation (3)	Transfer value of net increase in accrual over period (4)	Transfer value of accrued pension at 31/3/06 (5)	Transfer value of accrued pension at 31/3/07 (6)	Total change in transfer value during period (7)	Director's contributions (8)
M G Towers	33,718	18,921	13,965	69,794	284,488	493,819	74,604	134,727
K I Whiteman	105,032	84,425	16,892	130,388	1,105,117	1,367,188	172,578	89,493

i) The total accrued pension as at 31 March 2007 in (1) includes benefits granted in the Kelda Group Pension Plan (KGPP) as a result of transfers from previous employment pension arrangements.
ii) The Director's contributions in (8) include transfer values received totalling £123,544 for Mr Towers and £69,093 for Mr Whiteman.
iii) Accrued pensions shown are the amounts that would be paid annually on retirement at age 60 based on service to the year end.
iv) Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
v) The transfer value of the net increase in pension (4) represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase (3) and is calculated after deducting the director's contribution.
vi) The change in the transfer value (7) includes the offset of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
(vii) Voluntary contributions paid by directors and resulting benefits are not shown.

Directors' shareholdings

The beneficial interests of the directors who held office at the end of the year, and their immediate families, in the ordinary shares of the company as at 31 March 2007 and at the beginning of the year (or date of appointment where later) are set out below:

	At 31 March 07	At 1 April 06
Chairman		
J A Napier	**30,000**	30,000
Executive directors		
M G Towers	**9,937**	–
K I Whiteman	**48,692**	32,849
Non-executive directors		
E J S Anderson	**3,939**	–
C R R Avery	**4,766**	4,766
C C Fisher	**5,000**	5,000
D J Salkeld	**10,000**	–
R K Schmidt	**7,676**	7,676

In addition to the above beneficial interests in the company's shares, the executive directors are regarded for Companies Act purposes as being interested in 2,010,519 ordinary shares of the company held by an employee share ownership trust (ESOT).

All employees (including executive directors) are potential beneficiaries of the trust, the purposes of which is to provide shares to satisfy options under the company's save-as-you-earn share option scheme and grants made pursuant to the long term incentive plan.

It is not anticipated that any employee or executive director will be entitled to receive from the trust a greater number of shares than that to which they are entitled on exercise of options granted to them under the share option scheme or the vesting of awards pursuant to the long term incentive plan.

Since 31 March 2007 and the date of this document, 27,366 shares under the LTIP vested for Kevin Whiteman and 12,974 for Martin Towers. Further awards have also been made of 32,331 and 14,440 respectively. All other shareholdings of the directors have not changed.

Directors' share options

In common with all eligible employees of the group, executive directors are entitled to participate in the company's Inland Revenue approved save-as-you-earn share option scheme. The options are not subject to performance conditions since this is an all-employee scheme to which performance targets are not applied. The interests of directors in particular issues under the scheme are:

	At 1 April 2006	Granted during year	Exercised during year	Lapsed during year	At 31 March 2007	Exercise price (p)	Market price at date of exercise	Date options exercisable	Date options expire
M G Towers	2,016	–	2016	–	–	366.0	878.5p	01.03.07	31.08.07
M G Towers	411	–	–	–	411	461.0	–	01.03.08	31.08.08
M G Towers	–	1,020	–	–	1,020	741.0	–	01.03.10	31.08.10

The market price of the shares subject to these options at 31 March 2007 was 938.0p (2006: 788.5p) and has ranged from 726.5p to 955.0p during the year. The aggregate gain on the exercise of share options during the year was £10,513.44 (2006: £nil).

Long term incentive plan

Interest of the directors in the plan are:

	At 1 April 2006	Date awarded	Market price at date of award (p)	Granted during year	Vested 20 Sept 2006	Lapsed during year	At 31 March 2007	Earliest vesting date
M G Towers	25,742	03.09.03	404.00	–	12,201	13,541	–	02.09.06
M G Towers	19,672	28.05.04	489.25	–	–	–	19,672	27.05.07
M G Towers	13,834	02.06.05	654.00	–	–	–	13,834	01.06.08
M G Towers	–	13.06.06	746.50	14,940	–	–	14,940	12.06.09
K I Whiteman	51,485	03.09.03	404.00	–	24,403	27,082	–	02.09.06
K I Whiteman	41,492	28.05.04	489.25	–	–	–	41,492	27.05.07
K I Whiteman	39,755	02.06.05	654.00	39,755	–	–	39,755	01.06.08
K I Whiteman	–	13.06.06	746.50	36,339	–	–	36,339	12.06.09

The performance condition applicable to awards granted and shares vested were as described on pages 33 and 34.

In addition to the vested shares 2,488 dividend shares were transferred to Kevin Whiteman and 1,244 dividend shares were transferred to Martin Towers in accordance with the rules of the Kelda Group Long Term Incentive Plan.

The market price on 20 September 2006 was 849.5p.

The market price of the shares on 14 June 2007 was 966.5p. The aggregate value of shares vesting during the year was £310,951 (2006: £188,662).

By order of the board

Stuart McFarlane
Group Company Secretary
14 June 2007

Directors' responsibilities for the accounts

The directors are responsible for preparing the group and parent company accounts in accordance with applicable United Kingdom law and regulations.

The directors are required to prepare group financial statements for each financial year, in accordance with the International Financial Reporting Standards (IFRSs) adopted by the European Union (EU) which present fairly the financial position of the group and the financial performance and cash flows of the group for that period. In preparing those group accounts, the directors are required to:

- Select suitable accounting policies in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and then apply them consistently;
- Present information, including accounting policies, in a manner that provides relevant, reliable comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the group's financial position and financial performance; and
- State that the group has complied with IFRSs, subject to any material departures disclosed and explained in the accounts.

Under United Kingdom law the directors have elected to prepare the parent company accounts in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the parent company and of the profit or loss of the parent company for that period. In preparing the parent company accounts, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- Prepare the accounts on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the accounts. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group and the parent company and enable them to ensure that the accounts comply with the Companies Act 1985 and, in the case of the group accounts, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the group and the parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group's website. It should be noted that information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Auditor's report on group financial statements

Independent Auditor's Report to the Members of Kelda Group Plc

We have audited the group financial statements of Kelda Group plc for the year ended 31 March 2007 which comprise the group income statement, the group statement of recognised income and expense, the group balance sheet, the group cash flow statement and the related notes 1 to 30. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Kelda Group plc for the year ended 31 March 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements. The information given in the directors' report includes that specific information presented in the business review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the directors' report, the unaudited part of the director's remuneration report, group highlights, our business, chairman's statement, chief executive review, business review, corporate governance statement and corporate social responsibility statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2007 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the group financial statements.

Ernst & Young LLP
Registered Auditor
Leeds
14 June 2007

Financial statements

Contents

Group income statement

Year ended 31 March 2007

	Notes	2007 £m	2006 £m
Turnover: group and share of associates and joint ventures	3	**878.9**	825.4
Share of associates' and joint ventures' turnover		**(46.3)**	(46.0)
Group turnover		**832.6**	779.4
Operating costs	4	**(494.6)**	(464.9)
Group operating profit before share of associates and joint ventures		**388.0**	314.5
Share of associates' and joint ventures' profit after tax	3	**0.2**	0.9
Group operating profit from continuing operations	3	**338.2**	315.4
Investment income	6	**64.1**	51.2
Finance costs	6	**(161.1)**	(142.3)
Profit from continuing operations before taxation		**241.2**	224.3
Tax expense	7	**(69.5)**	(65.4)
Profit for the year from continuing operations		**171.7**	158.9
Discontinued operations			
(Loss)/profit for the year	8	**(20.4)**	15.2
Profit for the year attributable to equity shareholders		**151.3**	174.1
Basic earnings per share on profit for the year	10	**42.3p**	46.9p
Basic earnings per share from continuing operations	10	**48.1p**	42.8p
Diluted earnings per share on profit for the year	10	**42.1p**	46.8p
Diluted earnings per share from continuing operations	10	**47.9p**	42.7p

Group statement of recognised income and expense

Year ended 31 March 2007

	Notes	2007 £m	2006 £m
Recycling of losses on cash flow hedges to the income statement		**(2.9)**	(2.1)
Gains/(losses) on hedges taken to equity		**19.1**	(0.6)
Exchange differences on retranslation of foreign operations		**(7.9)**	15.6
Actuarial gains in respect of defined benefit pension and other post-retirement benefits	21	**26.1**	9.5
Tax on items taken directly to equity		**(12.7)**	(1.5)
Other		**(2.8)**	(3.1)
Total of items taken directly to equity		**18.9**	17.8
Profit for the year attributable to equity shareholders		**151.3**	174.1
Total recognised income and expense for the year		**170.2**	191.9

Group balance sheet

At 31 March 2007

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets	11	**14.5**	15.0
Property, plant and equipment	12	**3,975.3**	3,798.6
Investments in associated undertakings and joint ventures	13	**2.0**	1.8
Loans to associated undertakings and joint ventures	13	**21.2**	18.7
Retirement benefits surplus	21	**7.3**	–
		4,020.3	3,834.1
Current assets			
Inventories	15	**0.6**	0.5
Trade and other receivables	16	**157.2**	181.5
Tax debtor		–	6.3
Cash and cash equivalents	17	**102.0**	82.7
Financial assets	14	–	27.8
		259.8	298.8
Assets included in disposal groups held for sale	8	**596.0**	658.6
Total assets		**4,876.1**	4,791.5
Current liabilities			
Trade and other payables	18	**(241.3)**	(264.5)
Financial liabilities	24	–	(1.5)
Tax liabilities		**(35.6)**	(36.5)
Short term borrowings	17	**(314.1)**	(458.8)
		(591.0)	(761.3)
Non-current liabilities			
Long term borrowings	17	**(1,769.5)**	(1,486.8)
Long term payables	18	**(76.0)**	(79.4)
Financial liabilities	24	**(0.5)**	(13.8)
Deferred grants and contributions on depreciated assets	18	**(79.4)**	(82.2)
Provisions	19	**(1.2)**	(3.4)
Deferred tax liabilities	20	**(611.0)**	(577.2)
Retirement benefits obligation	21	–	(62.1)
		(2,537.6)	(2,304.9)
Liabilities included in disposal groups held for sale	8	**(285.0)**	(268.3)
Total liabilities		**(3,413.6)**	(3,334.5)
Net assets		**1,462.5**	1,457.0
Capital and reserves			
Issued share capital	22	**55.8**	57.0
Share premium account	23	**16.7**	16.7
Capital redemption reserve	23	**147.9**	146.7
Investment in own shares	23	**(6.7)**	(9.8)
Hedging reserve	23	**1.9**	(9.4)
Translation reserve	23	**2.7**	10.6
Share-based payment reserve	23	**4.5**	3.3
Retained earnings	23	**1,239.7**	1,241.9
Total equity attributable to equity holders of the parent		**1,462.5**	1,457.0

Approved by the board of directors on 14 June 2007 and signed on their behalf by:
Martin Towers, Group Finance Director

Group cash flow statement

Year ended 31 March 2007

	Notes	2007 £m	2006 £m
Group operating profit from continuing operations	26	**338.2**	315.4
Operating profit from discontinued operations	26	**41.6**	32.8
Depreciation	12	**140.9**	143.6
Amortisation of grants and contributions		**(3.2)**	(3.2)
Exchange rate adjustments		**38.0**	(18.9)
(Increase)/decrease in inventories		**(0.1)**	0.2
Decrease/(increase) in trade and other receivables		**7.5**	(17.3)
Pension contributions in excess of operating costs		**(38.8)**	(15.1)
Increase in trade and other payables		**10.6**	25.0
Cash generated by operations		**534.7**	462.5
Income taxes paid		**(45.2)**	(38.5)
Interest paid		**(105.4)**	(122.4)
Net cash inflow from operating activities		**384.1**	301.6
Investing activities			
Interest received		**10.2**	16.1
Dividends received from associates and joint ventures		**-**	0.3
Loans (to)/from associates and joint ventures		**(2.5)**	2.5
Proceeds on disposals of property, plant and equipment		**13.9**	0.1
Purchases of property, plant and equipment		**(395.0)**	(331.9)
Capital grants and contributions		**20.2**	32.3
Purchase of intangible assets		**-**	(0.9)
Net cash used in investing activities		**(353.2)**	(281.5)
Financing activities			
Dividends paid	9	**(109.7)**	(109.4)
Repayment of 5.25% Eurobond		**(401.3)**	-
Proceeds from index linked bonds		**250.0**	-
Proceeds from other borrowings		**368.4**	101.0
Repayment of obligations under finance leases and hire purchase agreements		**(62.3)**	(9.3)
Repurchase of own shares		**(59.3)**	(72.9)
Net cash used in financing activities		**(14.2)**	(90.6)
Net increase/(decrease) in cash and cash equivalents		**16.7**	(70.5)
Cash and cash equivalents at the beginning of the year		**95.7**	165.1
Effect of foreign exchange rate changes on cash and cash equivalents		**(1.0)**	1.1
Cash and cash equivalents at the end of the year	17	**111.4**	95.7

Notes to the group accounts

Year ended 31 March 2007

1. Authorisation of financial statements and statement of compliance

The group's financial statements for the year ended 31 March 2007 were authorised for issue by the board of directors on 14 June 2007 and the balance sheet was signed on the board's behalf by Martin Towers, Group Finance Director. Kelda Group plc is a public limited company incorporated and domiciled in England and Wales. The company's ordinary shares are traded on the London Stock Exchange.

The group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the Financial Statements of the group for the year ended 31 March 2007.

2. Group accounting policies

(A) Basis of preparation

Basis of accounting

The group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the group for the year ended 31 March 2007.

The financial statements are prepared under the historical cost convention except for all derivative financial instruments that have been measured at fair value and disposal groups held for sale that have been measured at the lower of fair value less cost to sell and their carrying amounts prior to the decision to treat them as held for sale, through profit or loss.

At 1 April 2004 ("transition date") the group applied the following exemptions to the restatement of historical data, which are permitted by IFRS 1 "First time adoption of International Financial Reporting Standards":

(a) Business combinations: The group chose not to restate business combinations prior to the transition date on an IFRS basis, as no significant acquisitions had taken place for the three years prior to the transition date.

(b) Employee benefits: All cumulative actuarial gains and losses had been recognised in equity at the transition date. This was to maintain consistency with prospective group policy, whereby all actuarial gains and losses will be recognised directly in reserves via the statement of recognised income and expense.

(c) Cumulative translation differences: One of the requirements of IAS2 1 "The Effects of Changes in Foreign Exchange Rates" is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The group had adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date.

(d) Share-based payments: The group adopted the exemption to apply IFRS 2 "Share-based Payment" only to equity settled awards granted after 7 November 2002 and not fully vested before 1 January 2005.

(e) Infrastructure assets: The group adopted the option to restate infrastructure assets to use the fair value as the deemed cost in the balance sheet, using the fair value at the balance sheet date as deemed cost.

The group has chosen to highlight the measures of Earnings per Share (EPS) regarding continuing operations, which are disclosed in the income statement. Adjusted earnings per share continue to be disclosed in the notes to the accounts. The directors consider that the measures included on the income statement provide the most useful indications of the group's performance for this year.

The group has also amended the presentation of the balance sheet to give additional disclosures of deferred grants and contributions on depreciated assets and financial liabilities. This is considered to improve the transparency of the balance sheet.

Basis of consolidation

The group financial statements consolidate the financial statements of Kelda Group plc and its subsidiaries. The results of undertakings acquired or sold are consolidated for the periods from the date of acquisition or up to the date of disposal. Acquisitions of subsidiaries are accounted for under the purchase method of accounting. Associates and joint ventures are accounted for under the equity method of accounting.

(B) Accounting policies

A summary of the principal accounting policies, which have been consistently applied throughout the year and the preceding year, is set out below.

Foreign currencies

In the accounts of the group's companies, individual transactions denominated in foreign currencies are translated into functional currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the rates ruling at the balance sheet date. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the income statement.

On consolidation, the income statements of the overseas subsidiaries are translated at the average exchange rates for the year and the balance sheets at the exchange rates at the balance sheet date. The exchange differences arising as a result of translating income statements at average rates and restating opening net assets at closing rates are taken to the translation reserve. Exchange differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation are taken directly to equity until the disposal of the net investment, at which time they are recognised in the consolidated income statement. Goodwill arising on the acquisition of an overseas subsidiary, associate or joint venture is calculated using exchange rates applicable at the date of acquisition and is subsequently re-translated at each balance sheet date.

Turnover

Provision of services

Turnover comprises charges to customers for water, waste water and environmental services, excluding value added tax, together with the proceeds from the sale of commercial and residential properties to third parties which were previously held as stock. Turnover excludes inter-company sales.

Turnover is not recognised until the service has been provided to the customer. Turnover relates to charges due in the year, excluding any amounts paid in advance. Turnover for measured water charges includes amounts billed plus an estimation of the amounts unbilled at the year end. The accrual is estimated using a defined methodology based upon daily average water consumption, which is calculated based upon historical billing information.

Interest receivable

Interest receivable is recognised as the interest accrues using the effective interest method that is the rate that exactly discounts estimated future cash receipts and payments through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividends receivable

Dividends receivable are recognised when the shareholders' right to receive the revenue is established.

Rental income

Rental income arising on investment properties is accounted for on a straight line basis over the lease term on ongoing leases.

Dividends payable

Interim and final dividends payable are recognised on payment of the dividend.

Research and development expenditure

Research expenditure is written off in the income statement in the year in which it is incurred.

Development expenditure is charged to the income statement except where the expenditure meets the criteria for recognition as an internally generated intangible asset as outlined in IAS 38 "Intangible assets". Where the recognition criteria are met, intangible assets are capitalised and amortised over their useful economic lives from launch.

Taxation

Current tax

Current tax for the current and prior periods is, to the extent unpaid, recognised as a liability. If the amount already paid in respect of the current and prior periods exceeds the amount payable, the excess is recognised as an asset. The benefits relating to a tax loss that can be carried back to recover current tax of a previous period are held as an asset.

Deferred tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes with the following exceptions:

where the deferred income tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised, except:

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Goodwill and intangible assets

Goodwill is the excess of the fair value of the consideration paid for a business over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and subject to an impairment review, both annually and when there are indications that the carrying value may not be recoverable. Prior to 1 April 2004, goodwill was amortised over its estimated useful life, such amortisation ceased on 31 March 2004.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount is less than the carrying amount, an impairment loss is recognised. When an entity is disposed of, any goodwill associated with it is included in the carrying amount of the operation when determining the gain or loss on disposal.

Other intangible assets comprise capitalised bid costs on contracts won within the group. Costs are capitalised from the date a group company is named as preferred bidder and then amortised over the shorter of the life of the contract or the period to the first renewal date. If preferred bidder status is withdrawn, capitalised costs will be written off immediately.

Property, plant and equipment

Property, plant and equipment, including infrastructure assets, are included at cost less accumulated depreciation and any provision for impairment. Finance costs incurred in respect of the construction of property, plant and equipment are not capitalised.

Freehold land is not depreciated. Depreciation is charged on property, plant and equipment on a straight line basis over their estimated useful economic lives, or the estimated useful economic lives of their individual major components, from the date of commissioning.

Useful economic lives are principally as follows:

Buildings	25 – 60 years
Plant and Equipment	
Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years
Infrastructure assets	
Water mains and sewers	40 – 125 years
Earth banked dams and reservoirs	200 years

Assets in the course of construction are not depreciated until commissioned. The carrying values of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Useful lives and residual values are reviewed annually. Where adjustments are required, these are made prospectively.

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage, reservoirs, dams and sea outfalls. The opening balance for infrastructure assets was calculated with reference to the estimated fair value of the infrastructure network as a whole at 1 April 2004. Subsequent expenditure will be classified as operating expenditure or capital and accounted for appropriately.

Accounting for leases

(i) Finance leases

Assets which are financed by leasing agreements that transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in property, plant and equipment and the corresponding capital cost is shown as an obligation to the lessor in borrowings. Depreciation is generally charged to the income statement over the shorter of the estimated useful life and the term of the lease. If the operational life of an asset is longer than the lease term, and the agreement allows an extension to that term, the asset may be depreciated over its operational life. The capital element of lease payments reduces the obligation to the lessor and the interest element is charged to the income statement over the term of the lease in proportion to the capital amount outstanding.

(ii) Operating leases

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Lease payments are charged to the income statement on a straight line basis over the term of the lease.

Government grants and contributions

Government grants and contributions in respect of property, plant and equipment are deferred and credited to the income statement by instalments over the expected economic lives of the related assets. Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

Government grants and contributions received in respect of an item of expense during the year are recognised in the income statement on a systematic basis in line with the cost that it is intended to compensate.

Government grants which can be allocated against an individual asset are included as part of the carrying value of the asset. Government grants which cannot be allocated to individual assets are held as deferred income and released to the income statement over the life of the grant.

Investments in joint ventures and associates

The group has a number of contractual arrangements with third parties which represent joint ventures, these take the form of agreements to share control over other companies. The group recognises its interest in the entity's assets and liabilities using the equity method of accounting.

The group's interest in its associates, being those entities over which it has significant influence and which are neither subsidiaries nor joint ventures, are accounted for using the equity method of accounting.

Under the equity method, the investment in the joint venture or associate is carried in the balance sheet at cost plus post-acquisition changes in the group's share of it's net assets, less distributions received and less any impairment in value of individual investments. The group income statement reflects the share of the joint ventures' and associates' results after tax.

Financial statements of joint ventures and associates are prepared for the same reporting period as the group. Where necessary, adjustments are made to bring the accounting policies used into line with those of the group. The group ceases to use the equity method on the date from which it no longer has control over or significant influence in the joint venture or associate. Any unrealised gains or losses between the group and its joint ventures and associates are eliminated on consolidation.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value less any provision necessary to recognise damage and obsolescence. Cost includes labour, materials and an appropriate proportion of overheads.

Provisions
Provision is made for self insured claims incurred but not reported, and other known liabilities which exist at the year end as a result of a past event.

Financial instruments
Cash and cash equivalents
Cash equivalents are defined as including short term deposits with original maturity within three months. For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents net of outstanding bank overdrafts held with the same bank where there is a legal right and intention to offset.

Trade and other receivables
Trade and other receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. There is no intention to trade the receivables.

Invoices for unmeasured water charges are due on predetermined dates, irrespective of date of receipt. Other trade receivables generally have 7–30 day payment terms. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade and other payables
Trade and other payables are not interest bearing and are stated at their nominal value.

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in investment income and finance costs.

Derivative financial instruments
The group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability and unrecognised firm commitments; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to cash flow hedges to hedge highly probable forecasted transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss.

When the hedged highly probably forecasted transaction results in the recognition of a non-monetary asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the effective portion of the hedge is recognised in equity and any gain or loss on the ineffective portion is recognised in the income statement. On disposal of the foreign operation the cumulative value of any gains or losses recognised directly in equity is transferred to the income statement.

Employee benefits
(a) Pension plans
(i) Defined contribution scheme

The group operates defined contribution schemes for those members of staff who are not members of its defined benefit scheme. Two are pension plans under which the group pays a fixed contribution into a separate entity which operates the schemes. The other provides the employees with a lump sum on retirement, with which they then invest in an annuity. Other than this contribution the group has no further legal or constructive obligation to make further contributions to the scheme.

Obligations for contributions to the scheme are recognised as an expense in the income statement in the period in which they arise.

(ii) Defined benefit scheme

The group operates defined benefit schemes in the UK and US. A defined benefit scheme is a pension plan under which the amount of pension benefit that an employee receives on retirement is defined by reference to factors including age, years of service and compensation.

The schemes are funded by payments, determined by periodic actuarial calculations agreed between the company and the trustees to trustee administered funds.

A liability or asset is recognised in the balance sheet in respect of the group's net obligations to the schemes calculated separately for each scheme. The liability represents the present value of the defined benefit obligations at the balance sheet date, less the fair value of the scheme assets and past service costs.

The defined benefit obligation represents the estimated amount of future benefits that employees have earned in return for their services in current and prior periods, discounted at a rate representing the yield on a high quality corporate bond at the balance sheet date, denominated in the same currency as the obligations and having the same terms to maturity as the related pension liability, applied to the estimated future cash outflows arising from these obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses at 1 April 2004, the date of transition to IFRS, have been recognised in the group's reserves. Actuarial gains and losses on experience adjustments and changes in actuarial assumptions that arise subsequent to 1 April 2004 are recognised in the period in which they arise directly in the statement of recognised income and expense.

(b) Equity settled share-based payments

The group operates a savings related share option scheme under which options have been granted to employees. The fair value of options granted in exchange for employee services rendered is recognised as an expense in the income statement with a corresponding credit to equity.

The total amount which is expensed over the vesting period is determined by the fair value of the option at the date of the grant. The fair value of the option calculated is determined by use of mathematical modelling including the Black Scholes option pricing model.

The group re-assesses its estimate of the number of options that are expected to become exercisable at each balance sheet date. Any adjustments to the original estimates are recognised in the income statement (and equity). No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions (Kelda shareholder return against a comparator group and against the market). The market-based conditions of the award are taken into account in valuing the award at the grant date. At each subsequent balance sheet date the group revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Investment in own shares

The group has an employee share trust (ESOT) for the granting of group shares to executives and senior employees. Shares in the group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The finance costs and administration costs relating to the ESOT are charged to the income statement. Dividends earned on shares held in the Trust have been waived. The shares are ignored for the purposes of calculating the company's earnings per share.

Segmental reporting

The group's primary reporting format is its business segments and its secondary format is geographical segments. A segment is a component of the group which can be distinguished separately as providing a product or service within a particular environment which is subject to risks and rewards that are different from those of other segments. The group has identified four business segments:

- UK Regulated Water Services – Yorkshire Water
- US Operations – Aquarion
- UK Service Operations – Kelda Water Services, Safe Move and Loop
- Property Development – KeyLand

The Business Review details the activities of each segment.

Transfer pricing between business segments is set on an arms length basis similar to transactions with third parties.

The group's geographical segments are determined by the location of the group's assets and operations.

Disposal groups held for sale

On classification as held for sale, non-current assets are recognised at the lower of carrying amount and fair value less costs to disposal. Profit or loss associated with these assets is classified as "Profit/(loss) for the year on discontinued operations". Impairment losses on initial classification as held for sale are also included in this classification, as are any gains and losses on subsequent re-measurement.

Exceptional items

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

(c) New standards and interpretations not applied

During the year the IASB and IFRIC have issued a number of new standards, amendments and interpretations with an effective date after the date of these financial statements. Of these, only the following are expected to be relevant to the group:

IFRS 7	Financial Instruments: Disclosures	1 January 2007
IFRS 8	Operating segments	1 January 2009
IAS 1	Presentation of Financial Statements: Capital Disclosures	1 January 2007
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006
IFRIC 12	Service Concession Arrangements	1 January 2008

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically, the group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

Notes to the group accounts

Year ended 31 March 2007

3. Segmental information

The primary segment reporting format is determined to be business segments as the group's risks and rates of return are affected predominantly by differences in the products and services provided. Secondary segment information is reported geographically. The operating businesses are organised and managed separately according to the nature of the products and services provided.

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

It is not possible to split the retirement benefit surplus between the UK subsidiary companies. It is therefore recognised within unallocated.

Year ended 31 March 2007	UK regulated water services £m	KeyLand group £m	KeyLand assoc £m	UK service ops group £m	UK service ops assoc and JV £m	Eliminations/ unallocated £m	Total continuing £m	US operations (discontinued) £m	Total £m
Revenue									
Total sales	741.1	7.0	0.5	111.6	45.8	–	906.0	99.4	1,005.4
Inter-company sales	–	(0.6)	–	(26.5)	–	–	(27.1)	–	(27.1)
External sales	741.1	6.4	0.5	85.1	45.8	–	878.9	99.4	978.3
Depreciation	(140.0)	(0.1)	–	(0.8)	–	–	(140.9)	–	(140.9)
Amortisation of deferred grant income	3.2	–	–	–	–	–	3.2	–	3.2
Other operating costs	(271.6)	(2.0)	(0.5)	(78.7)	(40.7)	–	(393.5)	(57.8)	(451.3)
	332.7	**4.3**	**–**	**5.6**	**5.1**	–	**347.7**	**41.6**	**389.3**
Unallocated corporate expenses							(4.6)	–	(4.6)
Total: Group and share of associates and joint ventures							343.1	41.6	384.7
Less associates' and joint ventures' interest							(4.4)	–	(4.4)
Less associates' and joint ventures' tax							(0.5)	–	(0.5)
Group operating profit							**338.2**	**41.6**	**379.8**
Investment income							64.1		
Finance costs							(161.1)		
Profit from continuing operations before taxation							**241.2**		
Tax expense							(69.5)		
Profit for the year from continuing operations							**171.7**		
Balance sheet									
Assets	4,150.9	47.2		28.2		(48.2)	4,178.1	586.6	4,764.7
Liabilities	(1,042.2)	(4.3)		(21.4)		22.9	(1,045.0)	(152.9)	(1,197.9)
Net debt	(2,429.5)	(12.1)		40.2		419.8	(1,981.6)	(122.7)	(2,104.3)
Net assets	**679.2**	**30.8**		**47.0**		**394.5**	**1,151.5**	**311.0**	**1,462.5**

Net debt as noted above includes cash of £111.4m which is included in the balance sheet within total assets and liabilities of £2,215.7m which are included on the balance sheet in total liabilities.

Net debt is defined in note 26 and does not include financial liabilities.

Other information

Capital additions	342.2	4.3		1.2		–	347.7	34.5	382.2

3. Segmental information (continued)

Year ended 31 March 2006	UK regulated water services £m	KeyLand group £m	KeyLand assoc £m	UK service ops group £m	UK service ops assoc and JV £m	Eliminations/ unallocated £m	Total continuing £m	US operations (discontinued) £m	Total £m
Revenue									
Total sales	693.8	7.6	0.9	104.0	45.1	–	851.4	104.2	955.6
Inter-company sales	–	(0.5)	–	(25.5)	–	–	(26.0)	–	(26.0)
External sales	693.8	7.1	0.9	78.5	45.1	–	825.4	104.2	929.6
Depreciation	(130.2)	(0.1)	–	(1.3)	–	–	(131.6)	(12.0)	(143.6)
Amortisation of deferred grant income	3.2	–	–	–	–	–	3.2	–	3.2
Other operating costs	(254.1)	(4.3)	(0.6)	(73.4)	(39.8)	–	(372.2)	(59.4)	(431.6)
	312.7	2.7	0.3	3.8	5.3	–	324.8	32.8	357.6
Unallocated corporate expenses							(4.7)	–	(4.7)
Total: Group and share of associates and joint ventures							320.1	32.8	352.9
Less associates' and joint ventures' interest							(3.8)	–	(3.8)
Less associates' and joint ventures' tax							(0.9)	–	(0.9)
Group operating profit							**315.4**	**32.8**	**348.2**
Investment income							51.2		
Finance costs							(142.3)		
Profit from continuing operations before taxation							**224.3**		
Tax expense							(65.4)		
Profit for the year from continuing operations							**158.9**		
Balance sheet									
Assets	3,933.7	35.6		111.5		(30.6)	4,050.2	639.8	4,690.0
Liabilities	(1,045.2)	(3.0)		(74.7)		(25.5)	(1,148.4)	(131.0)	(1,279.4)
Net debt	(1,563.5)	0.2		(175.3)		(96.5)	(1,835.1)	(118.5)	(1,953.6)
Net assets	**1,325.0**	**32.8**		**(138.5)**		**(152.6)**	**1,066.7**	**390.3**	**1,457.0**

Net debt as noted above includes cash of £101.5m which is included in the balance sheet within total assets and liabilities of £2,055.1m which are included on the balance sheet in total liabilities.

Net debt is defined in note 26 and does not include financial liabilities.

Other information

Capital additions	309.9	0.1		1.5			311.5	37.0	348.5

The group's geographical segments are based on the group's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The group's assets are located in the United Kingdom and North America.

The following provides an analysis of sales, assets and capital expenditure by geographical market.

3. Segmental information (continued)

Year ended 31 March 2007	United Kingdom £m	North America (discontinued) £m	Total £m
Sales revenue	878.9	99.4	978.3
Carrying value of assets	4,208.1	596.0	4,876.1
Capital additions to property, plant and equipment	347.7	34.5	382.2

Year ended 31 March 2006	£m	£m	£m
Sales revenue	825.4	104.2	929.6
Carrying value of assets	4,132.9	658.6	4,791.5
Capital additions to property, plant and equipment	311.5	37.0	348.5

4. Operating costs

		Continuing operations £m	Discontinued operations £m	2007 total £m	Continuing operations £m	Discontinued operations £m	2006 total £m
Own work capitalised		**(26.6)**	**(5.8)**	**(32.4)**	(23.7)	(4.6)	(28.3)
Raw materials and consumables		**20.6**	**–**	**20.6**	19.1	–	19.1
Other external charges		**257.0**	**37.1**	**294.1**	240.5	34.6	275.1
Staff costs (see note 5)		**111.3**	**27.2**	**138.5**	104.3	29.7	134.0
Depreciation of property, plant and equipment:							
On owned assets	– UK infrastructure	**20.2**	**–**	**20.2**	17.9	–	17.9
	– other assets	**108.3**	**–**	**108.3**	98.8	12.0	110.8
On assets held under finance lease							
	– UK infrastructure	**1.8**	**–**	**1.8**	2.0	–	2.0
	– other assets	**10.6**	**–**	**10.6**	12.9	–	12.9
Operating lease rentals – minimum lease payments							
	– plant and equipment	**2.1**	**–**	**2.1**	1.8	–	1.8
	– other	**0.3**	**–**	**0.3**	0.3	–	0.3
Amortisation of grants and contributions		**(3.2)**	**–**	**(3.2)**	(3.2)	–	(3.2)
Amortisation of intangible assets		**–**	**–**	**–**	0.1	–	0.1
Research and development		**0.9**	**–**	**0.9**	0.9	–	0.9
Impairment of trade receivables		**7.2**	**–**	**7.2**	6.7	–	6.7
Other operating income		**(15.9)**	**(0.7)**	**(16.6)**	(13.5)	(0.3)	(13.8)
		494.6	**57.8**	**552.4**	464.9	71.4	536.3

Auditor's remuneration

The remuneration of the auditor is analysed as follows:

	2007 £m	2006 £m
Audit of the financial statements	**0.1**	0.1
Other fees to auditor:		
– local statutory audits for subsidiaries	**0.4**	0.4
– taxation services	**0.2**	0.5
– corporate finance services	**0.3**	–
	0.9	0.9
	1.0	1.0

£16,000 (2006: £15,000) of the audit of the financial statements relates to the company.

5. Directors and employees

	2007 No	2006 No
Average monthly number of people employed		
Continuing operations:		
UK regulated water services	**2,198**	2,129
Other activities	**1,061**	972
Discontinued operations:		
US operations	**584**	568
	3,843	3,669

	Continuing operations £m	Discontinued operations £m	2007 total £m	Continuing operations £m	Discontinued operations £m	2006 total £m
Total employment costs:						
Wages and salaries	**87.4**	**19.5**	**106.9**	83.8	18.9	102.7
Social security contributions	**8.7**	**1.1**	**9.8**	6.4	1.3	7.7
Other pension costs	**15.2**	**6.6**	**21.8**	14.1	9.5	23.6
	111.3	**27.2**	**138.5**	104.3	29.7	134.0

Included in wages and salaries is a total share-based payments expense of £1.9m (2006: £1.6m), all of which is from transactions accounted for as an equity-settled share-based payment transaction.

Directors' emoluments	2007 £m	2006 £m
Directors' emoluments	**1.4**	1.2
Amounts receivable under long term incentive plans	**0.3**	0.2
	No	No
Number of directors accruing benefits under defined benefit schemes	**2**	2

The remuneration of the directors who are the key management personnel of the group, is set out in note 29 in aggregate for each of the categories specified in IAS 24 "Related Party Disclosures". Further information about the remuneration of individual directors is provided in the audited part of the directors' remuneration report on pages 33 to 37.

Notes to the group accounts

Year ended 31 March 2007

6. Investment income and finance costs

	Continuing operations £m	Discontinued operations £m	2007 total £m	Continuing operations £m	Discontinued operations £m	2006 total £m
Investment income						
Interest on bank deposits	**10.6**	**0.6**	**11.2**	13.9	0.6	14.5
Gain on cross currency swap	**7.8**	**–**	**7.8**	–	–	–
Return on pension scheme assets	**45.7**	**3.1**	**48.8**	37.3	3.1	40.4
Total investment income	**64.1**	**3.7**	**67.8**	51.2	3.7	54.9
Finance costs						
Bank loans and overdrafts	**30.0**	**–**	**30.0**	12.8	–	12.8
Other loans	**3.6**	**10.1**	**13.7**	2.7	8.6	11.3
6.625% bond 2031	**16.0**	**–**	**16.0**	15.9	–	15.9
6.875% guaranteed bonds 2010	**13.8**	**–**	**13.8**	13.8	–	13.8
5.25% Eurobond 2006	**14.4**	**–**	**14.4**	21.4	–	21.4
5.375% bond 2023	**10.8**	**–**	**10.8**	10.7	–	10.7
3.048% index linked guaranteed bond 2033	**6.9**	**–**	**6.9**	6.2	–	6.2
1.46% index linked guaranteed bond 2056	**2.9**	**–**	**2.9**	–	–	–
1.462% index linked guaranteed bond 2051	**2.9**	**–**	**2.9**	–	–	–
Amortisation of issue costs in respect of bonds	**0.6**	**–**	**0.6**	0.5	–	0.5
Finance leases	**20.4**	**–**	**20.4**	23.0	–	23.0
Interest cost on pension scheme liabilities	**38.8**	**3.9**	**42.7**	35.3	4.0	39.3
Total finance costs	**161.1**	**14.0**	**175.1**	142.3	12.6	154.9

No interest has been capitalised by the group during the year (2006: £nil).

7. Tax expense

	2007 £m	2006 £m
Current tax		
UK corporation tax at 30% (2006: 30%)	**49.6**	53.5
UK adjustments in respect of prior years	**(1.4)**	(13.3)
Total current tax from continuing operations	**48.2**	40.2
US tax – discontinued operations	**4.8**	7.6
Total current tax	**53.0**	47.8
Deferred tax		
UK charge for temporary differences arising and reversing in the year	**22.8**	14.9
UK adjustments in respect of prior years	**(1.5)**	10.3
Total deferred tax on continuing activities (see note 20)	**21.3**	25.2
US deferred tax – discontinued operations	**1.4**	1.1
Total deferred tax	**22.7**	26.3
Total tax on profit on ordinary activities	**75.7**	74.1
The tax charge in the income statement is disclosed as follows:		
Tax on profit from ordinary activities	**69.5**	65.4
Tax on discontinued operations	**6.2**	8.7
	75.7	74.1

7. Tax expense (continued)

	2007 £m	2006 £m
Tax relating to items charged or credited to equity		
Deferred tax:		
Actuarial losses in respect of defined benefit pension schemes and other post-retirement benefits	**(7.8)**	(2.6)
Net (loss)/gain on revaluation of cash flow hedge	**(4.9)**	0.8
Tax charge in the statement of group recognised income and expense	**(12.7)**	(1.8)

The differences between the total current and deferred tax charge shown and the amount calculated by applying the national rates of corporation tax (UK: 30%, US: 40.9%) to the profit on ordinary activities before tax is as follows:

	2007 £m	2006 £m
Profit from continuing operations before tax	**241.2**	224.3
Profit from discontinued operations before tax	**(14.2)**	23.9
Less: share of associates' and joint ventures' tax	**0.5**	0.9
Profit on ordinary activities before tax	**227.5**	249.1
Less: share of associates' and joint ventures' profit before tax	**(0.7)**	(1.8)
Group profit on ordinary activities before tax	**226.8**	247.3
Current and deferred tax on group profit on ordinary activities at the standard UK tax rate	**68.0**	74.2
Effects of:		
Expenses not deductible for tax purposes	**8.4**	0.1
Utilisation of tax losses	**-**	(0.1)
Pension obligation and share-based payments	**0.6**	-
Adjustments to tax charge in respect of prior periods	**(2.9)**	(2.1)
Higher taxes on overseas earnings	**1.6**	2.0
Group current and deferred tax charge for the period	**75.7**	74.1

Deferred tax for the year relates to the following:

	2007 £m	2006 £m
Accelerated depreciation for tax purposes	**7.8**	22.4
Fair value adjustment of infrastructure assets	**(0.3)**	(0.3)
Roll-over relief	**-**	0.2
Share-based payments	**-**	(0.8)
Retirement benefits obligation	**13.8**	4.8
Deferred tax charge	**21.3**	26.3

The tax charge in future periods may be affected by the following factors:

(i) A change in the UK corporation tax rate from 30% to 28% from 1 April 2008 as set out in the 2007 budget.

(ii) A change in the rate of capital allowances as announced in the 2007 budget.

The impact of the above changes cannot be reasonably assessed by the group.

Notes to the group accounts

Year ended 31 March 2007

8. Discontinued operations

The sale of Aquarion's regulated water business was announced on 1 May 2007. Aquarion Operating Services does not form part of the sale but continues to be treated as discontinued as the group expects to dispose of Aquarion Operating Services in the near future.

The results of the group's US operations for the year are summarised below:

	2007 £m	2006 £m
Revenue	**99.4**	104.2
Expenses	**(57.8)**	(71.4)
Operating profit	**41.6**	32.8
Impairment charge	**(45.5)**	–
Investment income	**3.7**	3.7
Finance costs	**(14.0)**	(12.6)
(Loss)/profit before tax from discontinued operations	**(14.2)**	23.9
Tax expense	**(6.2)**	(8.7)
(Loss)/profit for the year from discontinued operations	**(20.4)**	15.2

The tax expense all relates to ordinary activities during the year. Disposal groups held for sale are recognised at the lower of carrying amount and fair value less costs to disposal, resulting in an impairment charge of £45.5m.

The major classes of assets and liabilities relating to US operations included in disposal groups held for sale:

	2007 £m	2006 £m
Assets		
Property, plant and equipment	**388.8**	404.9
Intangible assets	**172.8**	212.1
Trade receivables	**25.0**	22.8
Cash and short term investments	**9.4**	18.8
	596.0	658.6
Liabilities		
Trade and other payables	**(113.8)**	(88.1)
Deferred tax liability	**(19.0)**	(20.2)
Pension obligation	**(20.1)**	(22.7)
Borrowings	**(132.1)**	(137.3)
	(285.0)	(268.3)

The net cash flows attributable to US operations are as follows:

	2007	2006
Operating cash flows	**40.5**	45.9
Investing cash flows	**(33.1)**	(32.9)
Financing cash flows	**(12.2)**	(18.2)
Net cash outflow	**(4.8)**	(5.2)

Profit/(loss) per share from discontinued operations:

	2007	2006
Basic	**(5.8)p**	4.1p
Diluted	**(5.8)p**	4.1p

This has been based on loss of £20.4m (2006: profit of £15.2m), average number of shares 357.3m (2006: 371.0m) and dilutive number of shares of 358.4m (2006: 372.2m). However, this does not take into account the future effect on earnings per share arising from the use of the gross sale proceeds of $610m (2006: $625m). See note 10 for further details.

8. Discontinued operations (continued)

Items included in the group statement of recognised income and expense with respect of discontinued operations are as follows:

	2007 £m	2006 £m
Exchange differences on retranslation of foreign operations	**(7.9)**	15.6
Actuarial gains in respect of defined benefit pension and other post-retirement benefits	**0.5**	3.6
Tax on items taken to equity	**(0.2)**	(1.4)
Total on items taken directly to equity	**(7.6)**	17.8

9. Dividends

	2007 £m	2006 £m
Equity – ordinary		
Final declared and paid (relating to prior financial year): 21.60p (2006: 20.66p) per share	**76.6**	76.9
Interim paid: 9.25p (2006: 8.75p) per share	**33.1**	32.5
Dividends paid	**109.7**	109.4
Proposed final dividend for the year ended 31 March 2007 of 23.0p (2006: 21.60p) per share	**81.8**	78.3

The proposed final dividend is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements.

Dividends for the year amounting to £0.6m (2006: £0.9m) in respect of the company's shares held by the ESOT (see note 22) have been waived and are therefore excluded from the aggregate of dividends paid.

10. Earnings per share

	2007 £m	2006 £m
Basic earnings per share on profit for the year	**42.3**	46.9
Basic earnings per share from continuing operations	**48.1**	42.8
Adjusted earnings per share on profit for the year	**55.1**	46.9
Adjusted earnings per share (excluding deferred tax) on profit for the year	**61.4**	54.0
Diluted earnings per share on profit for the year	**42.1**	46.8
Diluted earnings per share from continuing operations	**47.9**	42.7
Diluted adjusted earnings per share on profit for the year	**54.9**	46.8
Diluted adjusted earnings per share (excluding deferred tax) on profit for the year	**61.2**	53.9

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

10. Earnings per share (continued)

	Earnings £m	Weighted average number of shares m	2007 Earnings per share p	Earnings £m	Weighted average number of shares m	2006 Earnings per share p
Basic EPS	**151.3**	**357.3**	**42.3**	174.1	371.0	46.9
Effect of dilutive share options		**1.1**	**(0.2)**		1.2	(0.1)
Diluted EPS	**151.3**	**358.4**	**42.1**	174.1	372.2	46.8
Basic EPS from continuing operations	**171.7**	**357.3**	**48.1**	158.9	371.0	42.8
Effect of dilutive share options		**1.1**	**(0.2)**		1.2	(0.1)
Diluted EPS from continuing operations	**171.7**	**358.4**	**47.9**	158.9	372.2	42.7

Adjusted EPS is presented as an alternative measure below:

Basic EPS	**151.3**	**357.3**	**42.3**	174.1	371.0	46.9
Impairment charge (net of tax)	**45.5**	**–**	**12.8**	–	–	–
Adjusted EPS	**196.8**	**357.3**	**55.1**	174.1	371.0	46.9
Effect of dilutive share options		**1.1**	**(0.2)**	–	1.2	(0.1)
Diluted adjusted EPS	**196.8**	**358.4**	**54.9**	174.1	372.2	46.8

Basic EPS	**151.3**	**357.3**	**42.3**	174.1	371.0	46.9
Impairment charge (net of tax)	**45.5**	**–**	**12.8**	–	–	–
Deferred tax	**22.7**	**–**	**6.3**	26.3	–	7.1
Adjusted EPS (excluding deferred tax)	**219.5**	**357.3**	**61.4**	200.4	371.0	54.0
Effect of dilutive share options		**1.1**	**(0.2)**	–	1.2	(0.1)
Diluted adjusted EPS (excluding deferred tax)	**219.5**	**358.4**	**61.2**	200.4	372.2	53.9

11. Intangible assets

	Capitalised bid costs £m	Goodwill £m	Total £m
At 1 April 2005	0.4	208.6	209.0
Additions	0.6	0.3	0.9
Amortisation	(0.1)	–	(0.1)
Exchange differences	–	17.3	17.3
Transferred to assets included in disposal groups held for sale	–	(212.1)	(212.1)
At 31 March 2006	**0.9**	**14.1**	**15.0**
Disposals	**(0.5)**	**–**	**(0.5)**
At 31 March 2007	**0.4**	**14.1**	**14.5**

Goodwill is subject to an annual impairment test. Goodwill has arisen within two operating segments. The carrying amount of goodwill is allocated between the operating segments as follows:

	2007 £m	2006 £m
UK regulated water services (continuing operations)	**14.1**	14.1
US operations (discontinued operations)	**172.8**	212.1
	186.9	226.2

11. Intangible assets (continued)

(a) UK regulated water services

Goodwill arose on the acquisition of the entire share capital of York Waterworks plc on 8 March 1999. Following the transition to IFRS goodwill is no longer amortised and is instead subject to annual impairment reviews.

The recoverable amount is determined on a value in use basis, using three year cash flow projections based on financial budgets approved by the board. The discount rate applied to the cash flow projections is 5.5% (2006: 8.12%). No growth rate was assumed.

(b) US operations

The goodwill relating to US operations has been transferred into discontinued operations. Consideration of its carrying value has been given in note 8 and it is covered by the impairment charge included in that note.

12. Property, plant and equipment

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m
Cost					
At 1 April 2006	1,400.0	2,346.8	1,747.0	195.8	5689.6
Additions	26.4	20.2	50.2	250.9	347.7
Transfers on commissioning	21.3	42.8	51.7	(115.8)	–
Disposals	(9.4)	–	(8.7)	(0.2)	(18.3)
Grants and contributions				(24.4)	(24.4)
At 31 March 2007	**1,438.3**	**2,409.8**	**1,840.2**	**306.3**	**5,994.6**
Depreciation					
At 1 April 2006	426.6	761.5	702.9	–	1,891.0
Disposals	(4.0)	–	(8.6)	–	(12.6)
Charge for the year	24.8	22.0	94.1	–	140.9
At 31 March 2007	**447.4**	**783.5**	**788.4**	**–**	**2,019.3**
Net book amount at 31 March 2007	**990.9**	**1,626.3**	**1,051.8**	**306.3**	**3,975.3**
Cost					
At 1 April 2005	1,440.5	2,156.5	2,013.8	279.6	5,890.4
Exchange adjustments	7.9	–	34.2	1.0	43.1
Additions	21.0	47.8	84.4	195.3	348.5
Transfers on commissioning	28.1	142.5	61.0	(231.6)	–
Disposals	(0.7)	–	(10.9)	(1.0)	(12.6)
Grants and contributions	–	–	–	(23.1)	(23.1)
Transfer to assets included in disposal groups held for sale	(96.8)	–	(435.5)	(24.4)	(556.7)
At 31 March 2006	1,400.0	2,346.8	1,747.0	195.8	5,689.6
Depreciation					
At 1 April 2005	421.6	741.0	736.6	–	1,899.2
Exchange adjustments	1.7	–	10.4	–	12.1
Disposals	(0.6)	–	(11.5)	–	(12.1)
Charge for the year	25.5	20.5	97.6	–	143.6
Transfer to assets included in disposal groups held for sale	(21.6)	–	(130.2)	–	(151.8)
At 31 March 2006	426.6	761.5	702.9	–	1,891.0
Net book amount at 31 March 2006	973.4	1,585.3	1,044.1	195.8	3,798.6

Notes to the group accounts

Year ended 31 March 2007

12. Property, plant and equipment (continued)

Assets included above held under finance leases amount to:

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m
Cost	127.4	85.9	228.9	–	442.2
Depreciation	(25.6)	(13.5)	(112.3)	–	(151.4)
Net book amount at 31 March 2007	**101.8**	**72.4**	**116.6**	**–**	**290.8**
Cost	150.9	86.4	279.9	–	517.2
Depreciation	(27.2)	(11.7)	(122.2)	–	(161.1)
Net book amount at 31 March 2006	123.7	74.7	157.7	–	356.1

13. Investments

	Share of net assets in associated undertakings £m	Loans to associated undertakings £m	Total investments in associated undertakings £m	Share of net assets in joint ventures £m	Loans to joint ventures £m	Total investments in joint ventures £m
Cost and share of post acquisition retained profits						
At 1 April 2005	1.0	6.4	7.4	0.3	14.8	15.1
Share of retained profits for the year	(0.6)	–	(0.6)	1.1	–	1.1
Movement in the year	–	(2.4)	(2.4)	–	(0.1)	(0.1)
At 1 April 2006	0.4	4.0	4.4	1.4	14.7	16.1
Share of retained profits for the year	(0.4)	–	(0.4)	0.6	–	0.6
Movement in the year	–	1.4	1.4	–	1.1	1.1
At 31 March 2007	**–**	**5.4**	**5.4**	**2.0**	**15.8**	**17.8**

Of which the aggregate amounts of net assets, revenue and operating profit relating to associates are:

	2007 £m	2006 £m
Non-current assets	**3.1**	5.1
Current assets	**0.2**	7.3
Share of gross assets	**3.3**	12.4
Current liabilities	**(3.4)**	(10.1)
Non-current liabilities	**0.1**	(1.9)
Share of liabilities	**(3.3)**	(12.0)
Share of net assets	**–**	0.4
Revenue	**0.5**	0.9
Operating profit	**–**	0.3

13. Investments (continued)

Of which the aggregate amounts of net assets and net profit relating to joint ventures are:

	2007 £m	2006 £m
Non-current assets	**44.5**	37.2
Current assets	**88.8**	31.8
Share of gross assets	**133.3**	69.0
Current liabilities	**(58.9)**	(23.4)
Non-current liabilities	**(72.4)**	(44.2)
Share of liabilities	**(131.3)**	(67.6)
Share of net assets	**2.0**	1.4
Revenue	**45.8**	45.1
Operating costs	**(40.7)**	(39.8)
Operating profit	**5.1**	5.3
Finance costs	**(4.1)**	(3.5)
Profit before tax	**1.0**	1.8
Income tax	**(0.4)**	(0.7)
Net profit	**0.6**	1.1

14. Financial assets

In the prior year, financial assets consisted of swaps that changed fixed rate euro liabilities to floating rate sterling liabilities. The swaps matured on 26 July 2006 and have not been replaced. At 31 March 2006 the fair value of the swaps was £27.8m.

15. Inventories

	2007 £m	2006 £m
Raw materials and consumables	**0.6**	0.5

16. Trade and other receivables

	2007 £m	2006 £m
Trade receivables	**59.9**	57.5
Amounts owed by associated undertakings	**1.3**	1.7
Prepayments and accrued income	**74.4**	85.6
Other debtors:		
Receivable within one year	**21.6**	36.6
Receivable after more than one year	**-**	0.1
	157.2	181.5

All receivables are reviewed regularly to assess any associated credit risk. There are no significant concentrations of credit risk. Any impairments considered necessary have been made to the amounts included above.

17. Financing

(i) Cash and short term deposits

	2007 £m	2006 £m
Cash at bank and in hand	**30.2**	-
Short term deposits	**71.8**	82.7
	102.0	82.7

At 31 March 2007 the group had available £831m (2006: £500m) of undrawn committed borrowing facilities.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following:

	2007 £m	2006 £m
Cash and cash equivalents in continuing operations	**102.0**	82.7
Cash and cash equivalents held in discontinued operations	**9.4**	16.2
Bank overdrafts	-	(3.2)
	111.4	95.7

(ii) Borrowings

Short term borrowings:	2007 £m	2006 £m
Bank loans	**308.2**	14.3
5.25% Eurobond 2006	-	429.0
Bank overdrafts	-	3.2
Other loans	-	4.4
Finance leases	**5.9**	7.9
	314.1	458.8

Long term borrowings:	2007 £m	2006 £m
Bank loans	**379.5**	294.0
6.625% bond 2031	**240.2**	240.2
6.875% guaranteed bonds 2010	**199.5**	199.3
5.375% bond 2023	**196.3**	196.1
3.048% index linked guaranteed bond 2033	**111.6**	108.0
1.462% index linked guaranteed bond 2051	**127.1**	-
1.46% index linked guaranteed bond 2056	**127.1**	-
Other loans	**2.0**	2.7
Finance leases	**386.2**	446.5
	1,769.5	1,486.8

6.625% bond 2031
The bonds are repayable in one sum on 17 April 2031. Interest is charged at 6.625%. The principal amount is £240m.

6.875% guaranteed bonds 2010
The bond is repayable in one sum on 23 April 2010. Interest is charged at 6.875%. The principal amount is £200m.

5.25% Eurobond 2006
The Eurobond was repaid in full on 26 July 2006. Interest was charged at 5.25%.

5.375% bond 2023
This bond is repayable in one instalment on 21 February 2023. Interest is charged at a constant rate of 5.375%. The principal amount is £200m.

17. Financing (continued)

(ii) Borrowings (continued)

3.048% index linked guaranteed bond 2033
This bond is repayable in one instalment on 21 February 2033. The interest is paid at 3.048% multiplied by an index ratio and the principal amount is increased semi-annually in line with the retail price index. The principal amount is £100m.

1.462% index linked guaranteed bond 2051
This bond is repayable in one instalment on 1 August 2051. The interest is paid at 1.462% multiplied by an index ratio and the principal amount is increased semi-annually in line with the retail price index. The principal amount is £125m.

1.46% index linked guaranteed bond 2056
This bond is repayable in one instalment on 1 August 2056. The interest is paid at 1.46% multiplied by an index ratio and the principal amount is increased semi-annually in line with the retail price index. The principal amount is £125m.

The above bonds have an early repayment option at the discretion of the issuer.

Bank loans
Short and long term bank loans are the aggregate of £394.0m held in sterling and £293.7m held in dollars (2006: £308.3m in sterling). The £293.7m held in dollars is repayable on 23 April 2007 and bears interest at 5.58%. All other bank loans are denoted in sterling and bear interest at normal commercial rates. The weighted average interest rates associated with the bank loans were 5.2% (2006: 4.9%).

(iii) Finance leases

	Minimum lease payments 2007 £m	2006 £m
Amounts payable under finance leases:		
Within one year	**51.1**	55.1
More than one but less than five years	**228.2**	243.0
After five years	**474.9**	594.4
	754.2	892.5
Less: future finance charges	**(362.1)**	(438.1)
Present value of lease obligations	**392.1**	454.4
Amount due for settlement within 12 months	**5.9**	7.9
Amount due for settlement after 12 months	**386.2**	446.5
	392.1	454.4

All lease obligations are denominated in sterling.

The weighted average lease term is 11.6 years (2006: 16.6 years). For the year ended 31 March 2007, the average effective borrowing rate was 5.6% (2006: 5.4%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

18. Trade and other payables

	2007 £m	2006 £m
Amounts falling due within one year:		
Trade payables	**48.2**	45.3
Capital payables	**60.3**	71.3
Deferred grants and contributions on depreciated property, plant and equipment	**3.5**	3.2
Social security and payroll deductions	**3.0**	2.9
Receipts in advance	**53.0**	51.7
Other payables	**73.3**	90.1
	241.3	264.5
Amounts falling due after more than one year:		
Deferred grants and contributions on depreciated property, plant and equipment	**79.4**	82.2
Other payables	**76.0**	79.4
	155.4	161.6

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. The directors consider that the carrying amount of trade and other payables approximate to their fair value.

19. Provisions

	£m
At 1 April 2006	3.4
Utilised in year	(2.2)
At 31 March 2007	**1.2**

Provisions are principally in respect of self insurance and vacant properties on which costs are expected to be incurred over the next 8 years.

20. Deferred tax liability

	Accelerated capital allowances £m	Fair value adjustment of infrastructure assets £m	Roll-over relief £m	Financial instruments £m	Pension obligations £m	Share-based payments £m	Net £m
At 1 April 2005	581.1	24.7	0.7	(3.2)	(33.2)	(1.5)	568.6
Charge/(credit) to income	22.4	(0.3)	0.2	–	4.8	(0.8)	26.3
Charge/(credit) to equity	2.3	–	–	(0.8)	1.9	(0.9)	2.5
Transfer to asset classified as held for sale	(29.7)	–	–	–	9.0	0.5	(20.2)
At 1 April 2006	576.1	24.4	0.9	(4.0)	(17.5)	(2.7)	577.2
Charge/(credit) to income	7.8	(0.3)	–	–	13.8	–	21.3
Charge to equity	–	–	–	4.8	7.7	–	12.5
At 31 March 2007	**583.9**	**24.1**	**0.9**	**0.8**	**4.0**	**(2.7)**	**611.0**

The group has unrecognised capital losses of £11.5m (2006: £12.8m) which are available indefinitely against future eligible capital profits of the group. No deferred tax asset has been recognised on capital losses in the current or prior year as their utilisation is not currently foreseen.

21. Pensions

(i) Description of schemes

UK pension scheme
The group sponsors a UK pension scheme, called the Kelda Group Pension Plan (KGPP). The KGPP has a number of benefit categories providing benefits on a defined benefit basis and one category providing benefits on a defined contribution basis.

Contributions over the year ended 31 March 2007 were paid by members at 3%, 4%, 4.5%, 5% or 6% of pensionable pay (depending on benefit category). The company contributed at 475% of members' contributions in respect of the majority of members. Part of this contribution for the current accounting year was paid in advance in March 2006. The group also made a special contribution of £50m on 29 March 2007.

An accrual for unfunded directors' benefits of £2.7m (2006: £3.4m) has been included in the group's accounts at 31 March 2007.

US pension scheme
Aquarion in the US operates a number of non-contributory defined benefit retirement plans. The principal retirement plans relate to Aquarion company, employees of the American Water Works companies and employees of Aquarion Services Company. Aquarion also provides healthcare benefits for certain categories of employees.

(ii) Major assumptions

Pension contributions are determined with the advice of independent qualified actuaries, Mercer Human Resource Consulting, on the basis of annual valuations using the projected unit credit method.

	2007		2006	
	UK %	**US %**	UK %	US %
Inflation	**3.0**	**–**	2.7	–
Rate of increase in salaries	**4.2**	**4.0**	3.9	4.0
Rate of increase to pensions in payment and deferred pensions	**3.0**	**2.5**	2.7	2.5
Discount rate for scheme liabilities	**5.3**	**5.9**	4.9	5.95
Life expectancy for a male pensioner aged 60 (in years)	**23.0**	**21.7**	23.0	21.7
Projected life expectancy at age 60 for male aged 40 (in years)	**25.9**	**21.7**	25.9	21.7

Changes to legislation with regard to cash commutation have led to no changes in assumptions in the actuarial valuation.

The rate of increase in health care costs in the US varies by year of projection with an ultimate rate of 5% pa from 2012. Pension increases in the US apply only to certain members of the Aquarion Services Company Pension Plan.

(iii) Scheme assets and liabilities

Scheme assets are stated at their bid values at the respective balance sheet dates.

To develop the expected long term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class.

	2007			
	UK		US	
	Market value £m	**Expected long term rate of return %**	**Market value £m**	**Expected long term rate of return %**
Fair value of scheme assets				
Equities	493.9	7.15	26.2	7.60
Bonds	233.5	4.71	20.5	5.90
Property	78.9	7.15	–	–
Other	11.6	4.40	0.2	4.85
Total value of assets	817.9		46.9	
Present value of scheme liabilities	(810.6)		(67.0)	
Pension asset/(liability)	**7.3**		**(20.1)**	

21. Pensions (continued)

(iii) Scheme assets and liabilities (continued)

	2006			
	UK		US	
	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %
Fair value of scheme assets				
Equities	517.4	6.85	28.5	7.65
Bonds	142.5	4.43	21.3	5.95
Property	49.9	6.85	–	–
Other	21.9	4.10	0.3	4.90
Total value of assets	731.7		50.1	
Present value of scheme liabilities	(793.8)		(72.8)	
Pension liability	**(62.1)**		**(22.7)**	

The pension plans have not invested in any of the group's own financial instruments nor in properties or other assets used by the group.

(iv) Analysis of the amounts included within the financial statements

	2007			2006		
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Analysis of amount charged to operating costs:						
Current service cost	**15.9**	**1.6**	**17.5**	12.8	1.7	14.5
Past service cost	**3.1**	**-**	**3.1**	4.5	–	4.5
Analysis of amount credited to investment income/finance costs:						
Expected return on pension scheme assets	**(45.7)**	**(3.1)**	**(48.8)**	(37.3)	(3.1)	(40.4)
Interest on pension scheme liabilities	**38.8**	**3.9**	**42.7**	35.3	4.0	39.3
Amounts charged to the income statement before taxation	**12.1**	**2.4**	**14.5**	15.3	2.6	17.9
Analysis of amounts recognised in statement of group recognised income and expense:						
Actual return less expected return on pension scheme assets	**2.5**	**1.2**	**3.7**	110.3	1.0	111.3
Changes in assumptions underlying the present value of the scheme's liabilities	**23.1**	**(0.7)**	**22.4**	(104.4)	2.6	(101.8)
Actuarial gain recognised in the statement of group recognised income and expense	**25.6**	**0.5**	**26.1**	5.9	3.6	9.5

The total contributions to the defined benefits plan in the year ending 31 March 2008 are expected to be £18.3m for the group. The disposal of Aquarion in 2007 will reduce the group's retirement benefit obligation.

21. Pensions (continued)

(v) Reconciliation of opening and closing retirement benefit liabilities and assets

	2007			2006		
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Movement in liabilities during the year:						
Liabilities at beginning of year	**(793.8)**	**(72.8)**	**(866.6)**	(627.6)	(67.1)	(694.7)
Movement in year						
– plan participants' contributions	**(4.2)**	**(0.1)**	**(4.3)**	(3.6)	(0.1)	(3.7)
– current service cost	**(15.9)**	**(1.6)**	**(17.5)**	(12.8)	(1.7)	(14.5)
– interest cost	**(38.8)**	**(3.9)**	**(42.7)**	(35.3)	(4.0)	(39.3)
– past service cost	**(3.1)**	**–**	**(3.1)**	(4.5)	–	(4.5)
– benefits paid	**23.7**	**3.5**	**27.2**	22.4	3.3	25.7
– actuarial gain/(loss)	**23.1**	**(0.7)**	**22.4**	(104.4)	2.6	(101.8)
– business combinations	**–**	**–**	**–**	(27.5)	–	(27.5)
Unremitted contributions at the year end	**(1.6)**	**–**	**(1.6)**	(0.5)	–	(0.5)
Exchange differences	**–**	**8.6**	**8.6**	–	(5.8)	(5.8)
Pension liabilities at end of year	**(810.6)**	**(67.0)**	**(877.6)**	(793.8)	(72.8)	(866.6)
Movement in assets during the year:						
Assets beginning of year	**731.7**	**50.1**	**781.8**	547.2	43.7	590.9
Movement in year						
– plan participants' contributions	**4.2**	**0.1**	**4.3**	3.6	0.1	3.7
– employers contributions	**57.5**	**1.9**	**59.4**	32.6	1.5	34.1
– other finance income	**45.7**	**3.1**	**48.8**	37.3	3.1	40.4
– actuarial gain	**2.5**	**1.2**	**3.7**	110.3	1.0	111.3
– benefits paid	**(23.7)**	**(3.5)**	**(27.2)**	(22.4)	(3.3)	(25.7)
– business combinations	**–**	**–**	**–**	23.1	–	23.1
Exchange differences	**–**	**(6.0)**	**(6.0)**	–	4.0	4.0
Pension assets at end of year	**817.9**	**46.9**	**864.8**	731.7	50.1	781.8

(vi) History of experience gains and losses

UK	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of scheme assets	**817.9**	731.7	547.2	499.1	407.1
Present value of defined benefit obligation	**(810.6)**	(793.8)	(627.6)	(587.0)	(566.9)
Surplus/(deficit) in the scheme	**7.3**	(62.1)	(80.4)	(87.9)	(159.8)
Experience gains and losses on scheme liabilities	**–**	–	6.7	7.3	–
Experience gains and losses on scheme assets	**2.5**	110.3	20.0	72.9	(162.9)

US	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of scheme assets	**46.9**	50.1	43.7	42.1	40.2
Present value of defined benefit obligation	**(67.0)**	(72.8)	(67.1)	(60.5)	(57.4)
Deficit in the scheme	**(20.1)**	(22.7)	(23.4)	(18.4)	(17.2)
Experience gains and losses on scheme assets	**1.2**	1.0	(0.1)	5.5	(7.0)

IAS 19 requires that the pension schemes are valued using market conditions at the group's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The group's pension liabilities are funded on a long term basis (based on the triennial review of KGPP and annual reviews in the US) rather than the IAS 19 disclosures.

The cumulative amount of actuarial gains/losses recognised since 1 April 2004 in the group statement of recognised income and expense is £43.3m (2006: £17.2m).

21. Pensions (continued)

(vii) Post retirement medical scheme in US

A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Increase £m	Decrease £m
Effect on aggregate service cost and interest cost	**0.2**	(0.1)
Effect on defined benefit obligation	**4.0**	(3.0)

(viii) Defined contribution scheme

The company runs two defined contribution pension scheme for its employees in the UK and one in the US. The total charged to the income statement for the year ended 31 March 2007 was £1.2m (2006: £4.6m).

22. Authorised and issued share capital

	2007 Number	2007 Nominal Value £	2006 Number	2006 Nominal Value £
Authorised				
Ordinary shares of 15 5/9p each	**814,395,257**	**126,683,707**	814,395,257	126,683,707
Allotted, called up and fully paid				
Ordinary shares of 15 5/9p each	**358,525,396**	**55,770,617**	366,370,396	56,990,950

Movements in the year relate to the completion of a share buy back scheme continued from the prior year.

During the year 7,845,000 (2006: 9,290,000) ordinary shares of 15 5/9p were bought back for cancellation.

The group has an ESOT which is used to administer the issue of shares to employees and directors under the company's 'Sharesave' save-as-you-earn share option scheme and the Long Term Incentive Plan (LTIP).

The ESOT is a trust funded by interest free loans from the company. All the administration costs of the trust are written off to the income statement as they accrue. The trust holds 2,066,306 shares at 31 March 2007 (2,947,812 at 31 March 2006).

Options granted and outstanding at 31 March 2007	Date of grant	2007 Number of shares	2006 Number of shares	Option price	Normal exercise date
Sharesave schemes					
Three year schemes	**10 Jan 2003**	**-**	39,489	320.0p	Mar-Aug 2006
	9 Jan 2004	**39,984**	392,235	366.0p	Mar-Aug 2007
	7 Jan 2005	**372,116**	399,358	461.0p	Mar-Aug 2008
	30 Dec 2005	**428,689**	467,190	588.0p	Mar-Aug 2009
	28 Dec 2006	**346,848**	-	741.0p	Mar-Aug 2010
Five year schemes	**5 Jan 2001**	**-**	14,443	299.0p	Mar-Aug 2006
	4 Jan 2002	**12,374**	277,803	275.0p	Mar-Aug 2007
	10 Jan 2003	**436,060**	463,769	320.0p	Mar-Aug 2008
	9 Jan 2004	**257,632**	270,794	366.0p	Mar-Aug 2009
	7 Jan 2005	**361,420**	375,033	461.0p	Mar-Aug 2010
	30 Dec 2005	**277,870**	288,214	588.0p	Mar-Aug 2011
	28 Dec 2006	**177,172**	-	741.0p	Mar-Aug 2012

23. Reconciliation of group movements in equity

	Issued capital £m	Share premium £m	Capital redemption reserve £m	Investment in own shares £m	Hedging reserve £m	Translation reserve £m	Share-based payment reserve £m	Retained earnings £m	Total £m
At 1 April 2005	58.4	16.7	145.3	(13.4)	(7.5)	(5.0)	1.6	1,246.9	1,443.0
Transfer from the income statement	–	–	–	–	–	–	–	174.1	174.1
Share buy back	(1.4)	–	1.4	–	–	–	–	(72.9)	(72.9)
Dividends approved and paid	–	–	–	–	–	–	–	(109.4)	(109.4)
Treasury shares disposed of through vesting of share schemes	–	–	–	3.6	–	–	(0.8)	–	2.8
Share-based payment charge	–	–	–	–	–	–	1.6	–	1.6
Total included in the group statement of recognised income and expenditure	–	–	–	–	(1.9)	15.6	0.9	3.2	17.8
At 1 April 2006	**57.0**	**16.7**	**146.7**	**(9.8)**	**(9.4)**	**10.6**	**3.3**	**1,241.9**	**1,457.0**
Transfer from the income statement	–	–	–	–	–	–	–	151.3	151.3
Share buy back	(1.2)	–	1.2	–	–	–	–	(59.3)	(59.3)
Dividends approved and paid	–	–	–	–	–	–	–	(109.7)	(109.7)
Treasury shares disposed of through vesting of share schemes	–	–	–	3.1	–	–	(0.8)	–	2.3
Tax on items taken directly to equity	–	–	–	–	–	–	0.1	–	0.1
Share-based payment charge	–	–	–	–	–	–	1.9	–	1.9
Total included in the group statement of recognised income and expenditure	–	–	–	–	11.3	(7.9)	–	15.5	18.9
At 31 March 2007	**55.8**	**16.7**	**147.9**	**(6.7)**	**1.9**	**2.7**	**4.5**	**1,239.7**	**1,462.5**

24. Financial instruments

Treasury policy is described in the financial review on page 14. The disclosures below exclude short term receivables and payables which are primarily of a trading nature and expected to be settled within normal commercial terms.

(a) Interest rate risk profile of financial assets and liabilities

The interest rate risk profile of the group's financial assets and liabilities at 31 March, was as follows:

Year ended 31 March 2007

Financial liabilities	Within 1 year £m	1–2 years £m	2–3 years £m	3–4 years £m	4–5 years £m	More than 5 years £m	Total £m
Fixed rate							
Bank loans	14.5	24.7	25.0	27.1	43.0	259.7	394.0
6.625% bond 2031	–	–	–	–	–	240.2	240.2
6.875% guaranteed bonds 2010	–	–	–	199.5	–	–	199.5
5.375% bond 2023	–	–	–	–	–	196.3	196.3
Other loans	–	–	–	0.9	–	130.6	131.5
Preference shares	0.6	–	–	–	–	–	0.6
Finance lease swaps	–	0.5	1.6	(4.1)	(2.3)	4.8	0.5
	15.1	**25.2**	**26.6**	**223.4**	**40.7**	**831.6**	**1,162.6**
Floating rate							
Short term loan	293.7	–	–	–	–	–	293.7
3.048% index linked guaranteed bond 2033	–	–	–	–	–	111.6	111.6
1.462% index linked guaranteed bond 2051	–	–	–	–	–	127.1	127.1
1.46% index linked guaranteed bond 2056	–	–	–	–	–	127.1	127.1
Other loans	–	–	2.0	–	–	–	2.0
Finance leases	5.9	6.4	6.8	7.3	7.8	357.9	392.1
	299.6	**6.4**	**8.8**	**7.3**	**7.8**	**723.7**	**1,053.6**
Financial assets							
Floating rate							
Cash and short term deposits	(111.4)	–	–	–	–	–	(111.4)
Loans to associates/joint ventures	(21.2)	–	–	–	–	–	(21.2)
	(132.6)	**–**	**–**	**–**	**–**	**–**	**(132.6)**

24. Financial instruments (continued)

(a) Interest rate risk profile of financial assets and liabilities (continued)

Year ended 31 March 2006

Financial liabilities	Within 1 year £m	1–2 years £m	2–3 years £m	3–4 years £m	4–5 years £m	More than 5 years £m	Total £m
Fixed rate							
Bank loans	14.3	14.5	24.7	25.0	27.1	202.7	308.3
6.625% bond 2031	-	-	-	-	-	240.2	240.2
6.875% guaranteed bonds 2010	-	-	-	-	199.3	-	199.3
5.25% Eurobond 2006	50.0	-	-	-	-	-	50.0
5.375% bond 2023	-	-	-	-	-	196.1	196.1
Other loans	-	-	-	-	1.2	132.4	133.6
Preference shares	-	0.6	-	-	-	-	0.6
Finance lease swaps	1.5	-	1.4	3.3	0.2	8.9	15.3
	65.8	15.1	26.1	28.3	227.8	780.3	1,143.4
Floating rate							
Short term loans	4.4	-	-	-	-	-	4.4
Bank overdraft	3.2	-	-	-	-	-	3.2
5.25% Eurobond 2006	379.0	-	-	-	-	-	379.0
3.048% index linked guaranteed bond 2033	-	-	-	-	-	108.0	108.0
Other loans	3.1	-	-	2.7	-	-	5.8
Finance leases	7.9	6.2	9.0	9.6	10.3	411.4	454.4
	397.6	6.2	9.0	12.3	10.3	519.4	954.8
Financial assets							
Floating rate							
Cash and short term deposits	(101.5)	-	-	-	-	-	(101.5)
Financial assets	(27.8)	-	-	-	-	-	(27.8)
Loans to associates/joint ventures	(18.7)	-	-	-	-	-	(18.7)
	(148.0)	-	-	-	-	-	(148.0)

(b) Credit risk

The carrying value of the swaps represents the cost, at market rates, of replacing them in the event of default.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by group's management based on prior experience and their assessment of the current economic environment.

Centrally managed funds are invested entirely with counterparties whose credit rating is 'A-' or better.

Maximum credit exposure relating to financial assets is represented by carrying value as at the balance sheet date.

(c) Foreign currency risk

The group may borrow in appropriate foreign currencies in order to mitigate the effects of the currency exposures arising from its net investments overseas. The foreign exchange exposure on the translation into sterling of the net assets of Aquarion, which are denominated in US dollars, is hedged by US dollar borrowings held.

24. Financial instruments (continued)

(d) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the book values and the fair values of the group's financial assets and liabilities, including those classified under discontinued operations, at 31 March.

	2007 Book value £m	2007 Fair value £m	2006 Book value £m	2006 Fair value £m
Primary financial instruments financing the group's operations				
Financial assets				
Cash and short term deposits	**(111.4)**	**(111.4)**	(101.5)	(101.5)
Eurobond swaps	**-**	**-**	(27.8)	(27.8)
Loans to associates/joint ventures	**(21.2)**	**(21.2)**	(18.7)	(18.7)
Financial liabilities				
Short term loans	**293.7**	**293.7**	4.4	4.4
Bank overdraft	**-**	**-**	3.2	3.2
Fixed rate interest rate swaps in respect of finance leases	**0.5**	**0.5**	15.3	15.3
Fixed rate bank loans	**394.0**	**383.3**	308.3	310.5
Fixed rate sterling bonds	**636.0**	**681.9**	635.6	713.8
Floating rate sterling bonds	**365.8**	**370.4**	108.0	129.7
Eurobond	**-**	**-**	429.0	429.0
US loans	**131.5**	**131.5**	136.7	162.7
Finance leases	**392.1**	**392.1**	454.4	454.4
Preference shares	**0.6**	**0.6**	0.6	0.6
Other loans	**2.0**	**2.0**	2.7	2.7

The fair values for all financial instruments have been calculated by discounting the expected future cash flows at interest rates prevailing for a comparable maturity period for each instrument or by reference to market values for similar instruments.

(e) Hedges

The group's policy is to hedge interest rate risk within approved board policies and guidelines.

Interest rate swaps are used to manage interest rate exposure under a policy that requires between 85% and 95% of Yorkshire Water Services Limited's net debt and 70% and 95% of Kelda Group plc's net debt to be held at fixed rates. At the financial year end the proportions were 57% and 72% respectively. This will be rebalanced once a review of levels has been completed after the return of cash to shareholders.

Hedging of Eurobond (€625m)

During the year, the group repaid its 7 year €625m 5.25% Eurobond. The hedging instruments ended on the same date. The hedge was highly effective, and therefore there is no impact on the income statement or on equity.

In July 1999 the group issued a 7 year €625m 5.25% Eurobond to finance the group's US acquisition and to provide further funds for the non-UK regulated business. During 2003, €12.1m was bought back, leaving a nominal value outstanding of €612.9m.

The group had no requirement for euros and was exposed to movements in the euro/sterling exchange rate which affected the sterling equivalent of the loan. The exposure occurred at each reporting date and also upon ultimate repayment of the loan. In order to fully protect the sterling liability the group entered into a number of hedging instruments.

The euro fixed rate liability was swapped in the most part into a floating rate sterling liability (i.e. a fair value hedge) with a proportion swapped into a fixed rate sterling liability (i.e. a cash flow hedge) in a series of swaps. The combination of the series of swaps was considered to be a hedge of the underlying requirement to pay fixed rate euro interest.

The hedging mechanism was a perfect hedge against the liability to pay fixed rate euro interest because the dates of interest payments under the series of swaps were the same as the dates on which interest repayments were due per the original bond.

The fair value of the hedging instrument at 31 March 2007 was an unrealised gain of £nil (2006: £27.8m).

The hedge was assessed to be highly effective at 31 March 2006 and an unrealised loss of £4.4m relating to the hedging instrument was included in equity, however it was fully offset by the unrealised gain on the Eurobond. The instrument was no longer required at 31 March 2007.

24. Financial instruments (continued)

Hedging of interest due under finance leases

Yorkshire Water Services Ltd has a number of finance leases with a number of counterparties lasting from inception for periods up to 32 years. In each instance interest payable under the lease is set once a year in late March or early April based on 12 month LIBOR. Yorkshire Water Services Ltd is therefore exposed to changes in 12 month LIBOR which could have a material effect on interest costs from year to year and over time. In order to fix the interest cost on a proportion of its net debt, Yorkshire Water Services Ltd has entered into a number of floating to fixed rate interest rate swaps.

The hedging instrument is a perfect cash flow hedge against changes in 12 month LIBOR for the period of the swaps agreements because the dates of interest payments under the swaps are the same as the dates on which interest is due per the leasing agreements and the nominal value of the swaps that hedge the cost equals the nominal lease value outstanding.

The fair value of the hedging instrument at 31 March 2007 was a £3.5m unrealised loss (2006: £13.5m loss).

The cash flow hedge was assessed to be highly effective at 31 March 2007 and an unrealised loss of £11.3m (2006: £1.8m loss) relating to the hedging instrument was included in equity (net of deferred tax).

Hedging of investments in foreign operations

At each reporting date the group retranslates the dollar value in the UK investment in the US operations into sterling at the closing rate. To hedge against movements in the US dollar/sterling exchange rate the group holds dollar borrowings which hedge $461m of the group's exposure.

25. Share-based payments

Share options

The employee share option plans are open to all qualifying employees and provide for an exercise price equal to the daily average market price on the date of grant less 20%. The options will vest if the employee remains in service for the full duration of the option scheme (either three or five years). There are no cash settlement alternatives.

	2007 Options	2007 Weighted average exercise price (£)	2006 Options	2006 Weighted average exercise price (£)
Outstanding at the beginning of the year	**2,988,328**	**4.50**	3,242,496	3.65
Granted during the year	**528,211**	**7.41**	757,210	5.88
Lapsed during the year	**(121,478)**	**4.77**	(72,666)	3.81
Exercised during the year	**(684,896)**	**3.29**	(938,712)	3.15
Outstanding at the end of the year	**2,710,165**	**5.36**	2,988,328	4.50
Of which exercisable at the end of the year	**52,358**	**3.45**	53,932	3.14

The weighted average share price at the date of exercise for share options exercised during the year was £8.56 (2006: £7.98).

The weighted average of the fair value of the share options was £4.71 (2006: £3.99).

The options outstanding at 31 March 2007 had a weighted average exercise price of £5.36 (2006: £4.50), and a weighted average remaining contractual life of 2.3 years (2006: 2.5 years).

The fair value of the share options granted is estimated as at the date of grant using the Black Scholes statistical model.
The inputs into the Black Scholes model are as follows:

	2007	2006
Share price at date of grant	**926p**	735p
Exercise price	**741p**	588p
Expected volatility	**25%**	25%
Expected life	**3 and 5 years**	3 and 5 years
Risk free rate	**5.08%**	4.56%
Expected dividends	**31p**	30p

Expected volatility was determined by calculating the historical volatility of the group's share price over the previous 6 years.

25. Share-based payments (continued)

Long term incentive plan (LTIP)

Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions. The market-based conditions of the award are taken into account in valuing the award at the grant date by applying the probability that the LTIPs will vest to the current market price of the group's shares. At each subsequent balance sheet date the group revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

70% of the full value of the LTIPs will vest based on the company's total shareholder return (TSR) performance over the performance period (three years). The group's share performance will be compared to that of six other UK water companies. At the end of the performance period the TSR of all seven companies will be calculated, and the results ranked. Of the 70%, 100% will vest if the group is ranked first, 60% if the group is ranked second and 20% if the group is ranked third. Otherwise none of the 70% will vest.

For the remaining 30%, the group's TSR will be compared to the constituents of the FTSE 350 index. If the group is in the top 20%, 100% will vest, if the group is at the median, 30% will vest, but if the company is ranked below, none will vest.

	LTIPs	2007 Weighted average fair value (£)	LTIPs	2006 Weighted average fair value (£)
Outstanding at the beginning of the year	**971,271**	**2.64**	884,525	2.86
Granted during the year	**204,896**	**2.78**	294,149	2.43
Lapsed during the year	**(253,999)**	**3.25**	(86,259)	3.04
Vested during the year	**(189,796)**	**3.38**	(121,144)	3.45
Outstanding at the end of the year	**732,372**	**2.27**	971,271	2.64

26. Additional cash flow information

Analysis of movement in net debt	At 1 April 2005 £m	Cash movement £m	Fair value and other non-cash movements £m	At 31 March 2006 £m	Cash movement £m	Fair value and other non-cash movements £m	At 31 March 2007 £m
Cash and cash equivalents	167.1	(69.3)	1.1	98.9	16.7	(4.2)	**111.4**
Short term deposits (> 3 months)	–	–	2.6	2.6	(2.6)	–	**–**
Financial assets	32.4	–	(4.6)	27.8	–	(27.8)	**–**
	199.5	(69.3)	(0.9)	129.3	14.1	(32.0)	**111.4**
Overdrafts	(2.1)	(1.2)	0.1	(3.2)	–	3.2	**–**
Debt due within one year	(24.1)	30.1	(456.8)	(450.8)	114.2	27.8	**(308.8)**
Finance leases due within one year	(7.2)	(0.7)	–	(7.9)	2.0	–	**(5.9)**
	(33.4)	28.2	(456.7)	(461.9)	116.2	31.0	**(314.7)**
Debt due after one year	(1,493.2)	(131.1)	449.8	(1,174.5)	(354.1)	13.8	**(1,514.8)**
Finance leases due after one year	(456.4)	10.0	(0.1)	(446.5)	60.3	–	**(386.2)**
	(1,949.6)	(121.1)	449.7	(1,621.0)	(293.8)	13.8	**(1,901.0)**
Net debt	(1,783.5)	(162.2)	(7.9)	(1,953.6)	(163.5)	12.8	**(2,104.3)**

26. Additional cash flow information (continued)

This is split as follows:

	2007 £m Continuing	2007 £m Discontinued	2007 £m Total	2006 £m Continuing	2006 £m Discontinued	2006 £m Total
Cash and cash equivalents	**102.0**	**9.4**	**111.4**	82.7	16.2	98.9
Short term deposits (> 3 months)	–	–	–	–	2.6	2.6
Financial assets	–	–	–	27.8	–	27.8
	102.0	**9.4**	**111.4**	110.5	18.8	129.3
Overdrafts	–	–	–	(3.2)	–	(3.2)
Debt due within one year	**(308.2)**	**(0.6)**	**(308.8)**	(447.7)	(3.1)	(450.8)
Finance leases due within one year	**(5.9)**	–	**(5.9)**	(7.9)	–	(7.9)
	(314.1)	**(0.6)**	**(314.7)**	(458.8)	(3.1)	(461.9)
Debt due after one year	**(1,383.3)**	**(131.5)**	**(1,514.8)**	(1,040.3)	(134.2)	(1,174.5)
Finance leases due after one year	**(386.2)**	–	**(386.2)**	(446.5)	–	(446.5)
	(1,769.5)	**(131.5)**	**(1,901.0)**	(1,486.8)	(134.2)	(1,621.0)
Net debt	**(1,981.6)**	**(122.7)**	**(2,104.3)**	(1,835.1)	(118.5)	(1,953.6)

Net debt does not include financial liabilities which are not considered to be part of the group's borrowings.

Operating profit as noted in the group cashflow statement can be derived as follows:

	Notes	2007 £m	2006 £m
Profit for the year from continuing operations before taxation		**241.2**	224.3
Investment income	6	**(64.1)**	(51.2)
Finance costs	6	**161.1**	142.3
Group operating profit from continuing operations		**338.2**	315.4
Profit for the year from discontinued operations before taxation	8	**(14.2)**	23.9
Impairment charge	8	**45.5**	–
Investment income	8	**(3.7)**	(3.7)
Finance costs	8	**14.0**	12.6
Operating profit from discontinued operations		**41.6**	32.8

27. Commitments

	2007 £m	2006 £m
Contracts placed at 31 March	**345.5**	301.0

The long term investment programme for the UK regulated water services business, which is expected to identify substantial future capital expenditure commitments in the period 1 April 2005 to 31 March 2010, was agreed as part of the Periodic Review process finalised in December 2004.

At 31 March, group companies were committed to making the following payments under non-cancellable operating leases as set out below.

The group has entered into commercial leases on certain property, motor vehicles and items of machinery. These leases have an average duration of between 3 and 10 years. There are no restrictions placed on the group by entering into the leases.

27. Commitments (continued)

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2007 Land and buildings £m	2007 Other £m	2006 Land and buildings £m	2006 Other £m
Within one year	**0.3**	**2.1**	0.3	1.0
Between two and five years	**0.5**	**1.6**	0.2	0.1
Over 5 years	**0.1**	**–**	–	–
	0.9	**3.7**	0.5	1.1

28. Contingent liabilities

At the time of completion of the Waste Recycling Group (WRG) merger, an indemnity was given to WRG by Yorkshire Environmental Solutions Limited backed by a Kelda Group plc guarantee, in respect of a land fill site managed by 3C Waste Limited and known as the Rhonda site. The indemnity is unlimited in amount and the time limit for bringing claims has expired, except for personal injury claims where the limit is 15 years from 26 January 1999. The matters covered under this indemnity are any losses arising out of:

(a) non-compliance with an Environment Agency notice served in May 1998;

(b) any claims by individuals for personal injury, harm to health, nuisance etc; and

(c) liability for negligent performance of the contract between 3C Waste Limited and Rhonda Waste Disposal Limited.

29. Related parties

Group companies have extended finance to several associates and joint ventures on a proportionate basis with other principal stakeholders. These loans are included in investments analysed in note 13.

	Sales to related parties 2007 £m	Sales to related parties 2006 £m	Debtors balance with related parties 2007 £m	Debtors balance with related parties 2006 £m	Loans to/(from) related parties 2007 £m	Loans to/(from) related parties 2006 £m
Joint ventures						
Aberdeen Environmental Services (Holdings) Limited	**5.1**	4.1	**0.9**	0.7	**0.5**	1.0
Brey Utilities Limited	–	–	–	–	**15.3**	13.7
Brey Services Limited	**6.1**	6.6	**3.4**	0.7	–	–
Associates						
KeyLandmark Limited	–	–	–	–	**2.4**	1.9
Whitehall Landing Limited	–	–	–	–	**(0.3)**	(0.3)
Whinmoor Limited	–	–	–	–	**0.1**	0.1
KeyLand Gregory Limited	–	–	–	–	**2.5**	2.2
KeyLand Gregory (Retail) Limited	–	–	–	–	**0.7**	0.1
	11.2	10.7	**4.3**	1.4	**21.2**	18.7

The loans carry market rates of interest. Total interest received on loans to associated undertakings and joint ventures was £2.0m (2006: £2.2m). All outstanding balances are unsecured. Sales and purchases between related parties are made at normal market prices. During the years ended 31 March 2007 and 2006 the group has not made any provision for doubtful debts relating to amounts owed by related parties.

There were no other material transactions between the group and its associated undertakings or joint ventures during the year.

Compensation of key management personnel (including directors)

	2007 £m	2006 £m
Short term benefits	**2.8**	2.2
Post-employment benefits	**0.4**	0.3
Termination payments	**0.2**	–
Share-based payments	**0.8**	0.2
	4.2	2.7

30. Post-balance sheet events

A circular to shareholders dated 9 May 2007 set out details of a proposed return of cash to shareholders of 210 pence per existing ordinary share, that was approved by shareholders on 1 June 2007.

See note 8 for details of the disposal of Aquarion's regulated water business.

Group companies

Principal subsidiary companies	Country of incorporation	Class of shares in issue	Proportion of class of share held
Water services			
Yorkshire Water Services Limited*	England & Wales	Ordinary	100%
Aquarion Company Inc	US	Ordinary	100%
Aquarion Water Company of Connecticut Inc	US	Ordinary	100%
Aquarion Water Company of New York Inc	US	Ordinary	100%
Aquarion Water Company of New Hampshire Inc	US	Ordinary	100%
Aquarion Water Company of Massachusetts Inc	US	Ordinary	100%
Aquarion Water Company of Sea Cliff Inc	US	Ordinary	100%
Delta Water Services Limited	England & Wales	Ordinary	100%
Grampian Waste Water Services Limited	Scotland	Ordinary	100%
Kelda Water Services Limited*	England & Wales	Ordinary	100%
Kelda Water Services (Wales) Limited	England & Wales	Ordinary	100%
Other activities			
KeyLand Developments Limited*	England & Wales	Ordinary	100%
KeyLand Investment Properties Limited	England & Wales	Ordinary	100%
Loop Customer Management Limited*	England & Wales	Ordinary	100%
Holding and finance companies			
Featurepack Limited*	England & Wales	Ordinary	100%
Kelda Group Inc	US	Ordinary	100%
Yorkshire Water Services Finance Plc	England & Wales	Ordinary	100%

Principal associated undertakings and joint ventures	Country of incorporation	Class of shares in issue	Proportion of class of share held
Aberdeen Environmental Services (Holdings) Limited	Scotland	Ordinary 'A'	Nil
	Scotland	Ordinary 'B'	100%
	Scotland	Ordinary 'C'	Nil
Brey Utilities Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil
Brey Services Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil
Dalriada Water Services Ltd	Northern Ireland	Ordinary 'A'	Nil
	Northern Ireland	Ordinary 'B'	100%

* Shares held by parent company

Five year financial summary

		IFRS			UK GAAP	
		2007	2006	2005	2004	2003
Turnover: Group and share of associates and joint ventures	£m	**978.3**	929.6	806.2	822.6	838.1
Water Services						
– UK regulated	£m	**741.1**	693.8	640.1	604.4	567.0
– US operations	£m	**99.4**	104.2	92.2	94.1	93.7
Other activities	£m	**91.5**	85.6	30.7	27.0	29.8
Associates and joint ventures	£m	**46.3**	46.0	43.2	97.1	147.6
Operating profit: Group and share of associates and joint ventures	£m	**384.7**	352.9	304.2	292.2	277.1
Water Services						
– UK regulated	£m	**332.7**	312.7	272.1	252.5	233.7
– US operations	£m	**41.6**	32.8	25.6	31.6	34.9
Other activities	£m	**9.9**	6.5	4.8	4.7	2.6
Associates and joint ventures	£m	**5.1**	5.6	6.6	8.2	11.8
Corporate costs	£m	**(4.6)**	(4.7)	(4.9)	(4.8)	(5.9)
Profit before taxation and exceptional items	£m	**300.9**	248.2	218.6	191.6	175.2
Profit before taxation	£m	**255.4**	248.2	206.9	206.2	164.3
Earnings per share	p	**42.3**	46.9	40.5	47.1	32.7
Adjusted earnings per share (excluding deferred tax)	p	**61.4**	54.0	52.1	46.2	42.4
Dividend per share – interim	p	**9.25**	8.75	8.34	8.10	7.86
– final	p	**23.0**	21.60	20.66	18.73	18.19

		2007	2006	2005	2004	2003
Assets employed						
Non-current assets	£m	**4,581.9**	4,451.1	4,222.7	3,996.3	3,988.6
Net current assets/(liabilities) and non-current liabilities excluding borrowings	£m	**(1,015.1)**	(1,040.5)	(996.2)	(558.6)	(550.3)
	£m	**3,566.8**	3,410.6	3,226.5	3,437.7	3,438.3
Financed by						
Shareholders' funds	£m	**1,462.5**	1,457.0	1,443.0	1,731.3	1,717.3
Minority interests	£m	**–**	–	–	0.6	0.6
Net debt	£m	**2,104.3**	1,953.6	1,783.5	1,705.8	1,720.4
	£m	**3,566.8**	3,410.6	3,226.5	3,437.7	3,438.3
Yorkshire Water regulated investment						
Capital expenditure	£m	**311.4**	270.3	282.2	246.4	263.3
Infrastructure renewals	£m	**51.3**	60.3	67.0	55.9	56.2
	£m	**362.7**	330.6	349.2	302.3	319.5
Employees (average number)						
Water services						
– UK regulated	No.	**2,198**	2,129	2,158	2,157	2,147
– US operations	No.	**584**	568	592	589	490
Other activities	No.	**1,061**	972	682	715	621
Group total	No.	**3,843**	3,669	3,432	3,461	3,258

Regulatory accounts

The regulatory accounting information of Yorkshire Water Services Limited for the year ended 31 March 2007 published in accordance with Condition F of the Instrument of Appointment, can be obtained free of charge by writing to the Company Secretary, Western House, Halifax Road, Bradford BD6 2SZ.

IFRS and UK GAAP

The amounts disclosed for 2004 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS.

Auditor's report on the company financial statements

Independent Auditor's Report to the Members of Kelda Group Plc

We have audited the parent company financial statements of Kelda Group plc for the year ended 31 March 2007 which comprise the company balance sheet and the related notes 1 to 12. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the group financial statements of Kelda Group plc for the year ended 31 March 2007.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, the directors' remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view, the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and that the information given in the directors' report is consistent with the parent company financial statements. The information given in the directors' report includes that specific information presented in the business review that is cross referred from the business review section of the directors' report.

We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the unaudited part of the directors' remuneration report, the chairman's statement and the operating and financial review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007;
- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered Auditor
Leeds
14 June 2007

Company balance sheet

At 31 March 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Investments	4	**2,459.8**	1,722.0
Current assets			
Debtors	5	**59.9**	85.3
Financial assets	12	**-**	27.8
Cash at bank and in hand		**95.7**	78.6
		155.6	191.7
Creditors: amounts falling due within one year			
Short term borrowings	7	**(293.6)**	(433.4)
Other creditors	6	**(351.3)**	(173.0)
Net current liabilities		**(489.3)**	(414.7)
Total assets less current liabilities		**1,970.5**	1,307.3
Creditors: amounts falling due after more than one year			
Long term borrowings	7	**(439.7)**	(439.5)
Other creditors	6	**-**	(2.0)
Net assets		**1,530.8**	865.8
Capital and reserves			
Called up share capital	12	**55.8**	57.0
Share premium account	8	**16.7**	16.7
Other reserves:			
Capital redemption reserve	8	**147.9**	146.7
Reserve for own shares	8	**(6.7)**	(9.8)
Share-based payment reserve	8	**4.9**	3.8
Profit and loss account	8	**1,312.2**	651.4
Equity shareholders' funds		**1,530.8**	865.8

Approved by the board of directors on 14 June 2007 and signed on their behalf by:

Martin Towers, Group Finance Director

Notes to the company accounts

Year ended 31 March 2007

1. Company accounting policies

Basis of accounting

The company's financial statements are prepared under the historical cost convention, modified to include revaluation of all financial instruments as described below, in accordance with applicable United Kingdom Accounting Standards (UK GAAP).

The accounting policies of the company have been consistently applied over both the current and preceding period. The going concern basis has been applied in these accounts.

Foreign currencies

Individual transactions denominated in foreign currencies are translated into functional currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the rates ruling at the balance sheet date. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the profit and loss account.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write-off the cost, less estimated residual value, of each asset evenly over its expected useful life.

Useful economic lives are principally as follows:

Plant and equipment	
Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years

Taxation

The taxation charge is based on the result for the year as adjusted for disallowable and non-taxable items using current rates and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more or a right to pay less tax in the future have occurred at the balance sheet date, subject to the following:

- provision is made for gains on disposals of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets;
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is calculated at the rates at which it is estimated that tax will arise based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Investments in subsidiaries

Investments in subsidiaries are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

Financial instruments

Trade debtors and creditors

Trade debtors do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. There is no intention to trade the debtors. Trade creditors are not interest bearing and are stated at their nominal value.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on re-purchase, settlement or otherwise cancellation of liabilities are recognised respectively in investment income and finance costs.

Derivative financial instruments

The company uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability and unrecognised firm commitments, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to cash flow hedges to hedge highly probable forecasted transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss.

When the hedged highly probable forecasted transaction results in the recognition of a non-monetary asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

The directors have taken advantage of the exemption in FRS 25 and have excluded disclosures relating to financial instruments from the financial statements on the basis that the financial instruments of the company are included within the consolidated financial statements of the group.

Pensions
The company's employees participate in a number of group defined benefit schemes as described in note 21 in the consolidated financial statements. The company is unable to identify its share of the underlying assets and liabilities in the schemes on a consistent and reasonable basis and therefore accounts for the schemes as if they were defined contribution schemes. Details of the defined benefit schemes of the group (accounted for in accordance with group's accounting policies) can be found in note 21 of the consolidated financial statements.

Share-based payment
The company operates a savings related share option scheme under which options have been granted to employees. The fair value of options granted in exchange for employee services rendered is recognised as an expense in the profit and loss account insofar as it relates to the shares issued to employees of the company with a corresponding credit to equity. The share-based payment charge relating to shares issued to employees of subsidiary companies is taken to investments with a corresponding credit to equity.

The total amount which is expensed over the vesting period is determined by the fair value of the option at the date of the grant. The fair value of the option calculated is determined by use of mathematical modelling including the Black Scholes option pricing model.

The company re-assesses its estimates of the number of options that are expected to become exercisable at each balance sheet date. Any adjustments to the original estimates are recognised in the income statement (and equity). No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions (Kelda shareholder return against a comparator group and against the market). The market-based conditions of the award are taken into account in valuing the award at the grant date. At each subsequent balance sheet date the company revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The provisions of FRS 20 have been applied to options granted after 7 November 2002 and not vested before 1 January 2005.

Reserve for own shares
The company has an employee share trust (ESOT) for the granting of company shares to executives and senior employees. Shares in the company held by the employee share trust are treated as reserve for own shares and presented in the balance sheet as a deduction from equity.

The finance costs and administration costs relating to the ESOT are charged to the profit and loss account. Dividends earned on shares held in the Trust have been waived. The shares are ignored for the purposes of calculating the company's earnings per share.

Corresponding amounts
The company complies with FRS 28 "Corresponding amounts". FRS 28 sets out the requirements for the disclosure of corresponding amounts for items shown in an entity's primary financial statements and the notes to the financial statements.

Dividends receivable
Dividends receivable are recognised when the shareholders' right to receive the revenue is established.

Dividends payable
Interim and final dividends payable are recognised on payment of the dividend.

2. Profit attributable to parent company
The profit of the parent company, was £829.8m (2006: £278.6m). Advantage has been taken of the exemption available under section 230 of the Companies Act 1985 not to present a profit and loss account for the company alone. The parent company profit and loss account was approved by the board on 14 June 2007.

3. Tangible fixed assets
The assets of the parent company comprise plant and equipment. At both 1 April 2006 and 31 March 2007 both the cost and accumulated depreciation of the fixed assets was £0.4m, leaving a net book value of £nil.

The company does not have any assets held under finance leases.

4. Investments

	Shares in group undertakings £m	Loans to group undertakings £m	Total investments in group undertakings £m
Cost			
At 1 April 2006	935.0	787.0	1,722.0
Increase in funding	–	737.4	737.4
Other movements	0.4	–	0.4
At 31 March 2007	**935.4**	**1,524.4**	**2,459.8**

A list of the major subsidiaries of the company can be found on page 78.

5. Debtors

	2007 £m	2006 £m
Amounts owed by subsidiary undertakings	**34.3**	33.3
Prepayments and accrued income	**1.4**	20.1
Deferred tax asset	**0.3**	0.4
Tax debtor	**22.7**	30.2
Other debtors:		
Receivable within one year	**1.2**	1.3
	59.9	85.3

Deferred tax asset

	£m
At 31 March 2006	0.4
Decrease during the year	(0.1)
At 31 March 2007	**0.3**

Deferred tax in the company is in relation to a short term timing difference. Deferred tax assets are recognised to the extent that it is probable that suitable taxable profit will be available against which the deductible timing differences can be utilised.

6. Other creditors

	2007 £m	2006 £m
Amounts falling due within one year:		
Amounts owed to subsidiary undertakings	**317.6**	117.6
Other creditors	**33.7**	55.4
	351.3	173.0
Amounts falling due after more than one year:		
Other creditors	–	2.0
	–	2.0

7. Borrowings

Short term borrowings

	2007 £m	2006 £m
Bank loans	**293.6**	4.4
5.25% Eurobond 2006	**-**	429.0
	293.6	433.4

Long term borrowings

	2007 £m	2006 £m
6.625% bond 2031	**240.3**	240.2
6.875% guaranteed bonds 2010	**199.4**	199.3
	439.7	439.5
Long term borrowings are repayable as follows:		
In more than one year but not more than two years	**-**	–
In more than two years but not more than five years	**199.4**	–
After more than five years	**240.3**	439.5
	439.7	439.5

6.625% bond 2031
The bonds are repayable in one sum on 17 April 2031. Interest is charged at 6.625%.

6.875% guaranteed bond 2010
The bonds are repayable in one sum on 23 April 2010. Interest is charged at 6.875%.

8. Movement on reserves

	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	Hedging reserve £m	Share-based payment reserve £m	Profit and loss account £m
Shareholders' funds at 1 April 2005	16.7	145.3	(13.4)	0.1	2.2	555.5
Profit for the year	–	–	–	–	-	278.6
Share buy back	–	1.4	–	–	–	(72.9)
Dividends approved and paid	–	-	–	-	–	(109.4)
Treasury shares disposed of through vesting of share schemes	-	–	3.6	–	–	–
Losses on cash flow hedges	–	–	–	(0.1)	-	–
Share-based payment charges	–	–	–	–	1.6	–
Retranslation of US dollar loan	–	–	–	–	–	(0.4)
Shareholders' funds at 1 April 2006	16.7	146.7	(9.8)	–	3.8	651.4
Profit for the year	–	-	–	–	–	829.8
Share buy back	–	1.2	–	–	-	(59.3)
Dividends approved and paid	–	–	–	–	-	(109.7)
Treasury shares disposed of through vesting of share schemes	–	–	3.1	–	(0.8)	–
Share-based payment charges	–	–	–	–	1.9	–
Closing shareholders' funds at 31 March 2007	**16.7**	**147.9**	**(6.7)**	**-**	**4.9**	**1,312.2**

Of the £1,312.2m (2006: £651.4m) profit and loss reserve, £1,199.4m (2006: £524.1m) is distributable and £112.8m (2006: £127.3m) is non-distributable.

Investments in own shares consists of 2,066,306 (2006: 2,947,812) ordinary shares of the company with a nominal value of £0.3m (2006: £0.5m) at 15⅚p per share which are held in ESOT. The market value of the shares held by the ESOT at 31 March 2007 was £19.4m (2006: £23.2m) and the net book value was £6.7m (2006: £9.8m). The market value of the shares held by the ESOT on 14 June 2007 was £19.7m.

Notes to the company accounts

Year ended 31 March 2007

9. Reconciliation of shareholders' funds

	2007 £m	2006 £m
Shareholders' funds at 1 April	**865.8**	764.8
Profit attributable to shareholders	**829.8**	278.6
Share buy back	**(59.3)**	(72.9)
Dividends approved and paid	**(109.7)**	(109.4)
Treasury shares disposed of through vesting of share schemes	**2.3**	3.6
Losses on cash flow hedges	**-**	(0.1)
Share-based payment charges	**1.9**	1.6
Retranslation of US dollar loan	**-**	(0.4)
Shareholders' funds at 31 March	**1,530.8**	865.8

10. Share-based payments

Details of share-based payments schemes operated by the company are disclosed in note 25 of the group accounts. The charge for share-based payments was £0.1m (2006: £0.1m).

11. Directors and employees

	2007 £m	2006 £m
Wages and salaries	**2.1**	1.9
Social security contributions	**0.2**	0.2
Other pension costs	**0.4**	1.0
	2.7	3.1

On average the company had 25 employees during the year ending 31 March 2007 (2006: 28). Details of directors' emoluments are set out in the directors' remuneration report. No elements related specifically to their work in the company.

12. Other information

Disclosure notes relating to called up share capital, share re-purchases, auditors' remuneration and financial instruments are included within the financial statements of the group.

The company has guaranteed certain subsidiary undertakings' borrowings of £789.8m (2006: £763.4m).

The company has taken advantage of the exemption granted by paragraph 3c of FRS 8, not to disclose transactions with other group companies.

General information

Financial calendar

Announcement of preliminary results	**7 June 2007**
Annual general meeting	**1 August 2007**
Ex dividend date	**18 June 2007**
Record date	**15 June 2007**
Final dividend payment date	**31 August 2007**
Announcement of interim results	**28 November 2007**
Ex dividend date	**5 December 2007**
Record date	**7 December 2007**
Interim dividend payment date	**4 January 2008**

Analysis of ordinary shareholders at 31 March 2007 by size of account and category

	Number of holders	Number of shares held	% of total share
1 - 500	**20,327**	**4,784,727**	**1.33**
501 - 1,000	**11,978**	**8,942,663**	**2.49**
1,001 - 10,000	**14,102**	**29,449,083**	**8.21**
10,001 - 100,000	**581**	**18,466,983**	**5.15**
100,001 - 500,000	**255**	**156,740,518**	**43.73**
500,001 +	**13**	**140,141,422**	**39.09**
	47,256	**358,525,396**	

	Number of holders	Number of shares held	% of total share
Individuals	**43,488**	**51,280,051**	**14.30**
Nominee companies	**3,194**	**300,402,826**	**83.79**
Banks & insurance companies	**33**	**730,358**	**0.20**
Pension funds	**52**	**1,716,917**	**0.48**
Other corporate bodies	**489**	**4,395,244**	**1.23**
	47,256	**358,525,396**	

Payment of dividends to mandated accounts
Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

Share price information
The latest Kelda Group plc share price is available at www.keldagroup.com, Ceefax, Teletext and also on the FT CityLine, telephone 0906 003 5492 (calls charged at 60p per minute).

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask the company's registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to the registrar to record the change in ownership.

The company supports a scheme whereby shareholders with small holdings of shares, whose value makes them uneconomic to sell, can donate them to WaterAid. Details can be obtained from the shareholder information office. Further information about WaterAid is available at www.wateraid.org.uk.

Share dealing service
Information on a low cost share dealing service offered by our registrar is available from Capita on 0870 458 4577 or at www.capitadeal.com.

Report on cassette tape
For the benefit of blind and partially sighted shareholders the text of the Annual Report 2007 is available on audio cassette tape free of charge from the shareholder information office. Anyone knowing a shareholder who could benefit from this service is asked to draw it to their attention.

Avoiding unsolicited mail
The company is legally obliged to make its register of members available to other organisations on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the amount of unsolicited mail, you should write to Mailing Preference Service, FREEPOST 29 LON20771, London W1 EOZT Tel: 0845 703 4599, or you can register online at www.mpsonline.org.uk.

Our contact details

Secretary and Registered Office
Stuart McFarlane
Kelda Group plc
Western House
Halifax Road
Bradford
BD6 2SZ
Tel: 01274 600 111

Registrar
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 OLA
Tel: 0870 162 3131
www.capitaregistrars.com
e-mail: shareholder.services@capitaregistrars.com

Auditor
Ernst & Young LLP
PO Box 61
Cloth Hall Court
14 King Street
Leeds
LS1 2JN

Principal Bankers
National Westminster Bank plc
City Office
Park Row
Leeds
LS1 2QS

Financial Advisers
Greenhill & Co
Regent Gate
56-58 Conduit Street
London
W1S 2YZ

Joint Stockbrokers
UBS
1 Finsbury Avenue
London
EC2M 2PP

JPMorgan Cazenove
20 Moorgate
London
EC2R 6DA

Shareholder Information Office
Freephone: 0800 919 303

Water Supply and General Enquiries
Customer helpline: 0845 1 24 24 24

Waste Water Enquiries
Customer helpline: 0845 1 24 24 29

Billing Enquiries
Customer helpline: 0845 1 24 24 20

www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. TT-COC-2142
© 1996 Forest Stewardship Council

This report is produced on material which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

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Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ

www.keldagroup.com

KeldaGroup

Kelda Group plc

Notice of annual general meeting 2007

Including explanatory notes.

To be held at the Leeds Marriott Hotel on Wednesday 1 August 2007

Kelda Group plc

Notice of annual general meeting 2007

Notice is hereby given that the annual general meeting of Kelda Group plc (the 'company') will be held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on 1 August 2007 at 11.00am for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 6 and 9 as ordinary resolutions and resolutions 7 and 8 as special resolutions.

Resolution 1
To receive the Directors' report, the auditor's reports and the company's annual accounts for the financial year ended 31 March 2007.

Resolution 2
To approve the Directors' remuneration report for the year ended 31 March 2007.

Resolution 3
To declare a final dividend for the year ended 31 March 2007.

Resolution 4
To re-elect D Salkeld as a director of the company.

Resolution 5
To appoint PricewaterhouseCoopers LLP as auditor of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company, and to authorise the directors to determine their remuneration.

Resolution 6
That:

(a) the general and unconditional authority conferred on the directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending at the conclusion of the annual general meeting in 2008 or on 31 October 2008, whichever is the earlier;

(b) the maximum amount of relevant securities which the directors may allot during this period shall be £18.4 million;

(c) the company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and

(d) all previous authorities under section 80 of that Act shall cease to have effect.

Resolution 7
That:

(a) the directors be given power pursuant to section 95 of the Companies Act 1985 (as amended) to: (i) subject to the passing of resolution 6, allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 6 and (ii) allot equity securities for cash (as defined in section 94(3)A of that Act) in either case as if section 89(1) of that Act did not apply to such allotment but this power shall be limited:

(A) to the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date but the directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(B) to the allotment (other than under (A) above) of equity securities having a nominal amount not exceeding in aggregate £2.8 million;

(b) this power shall expire at the conclusion of the annual general meeting in 2008 or on 31 October 2008 whichever is the earlier;

(c) all previous authorities under section 95 of that Act shall cease to have effect; and

(d) the company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

Resolution 8
That in accordance with article 51.2 of its articles of association and the Companies Act 1985, the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985, as amended), of its ordinary shares of $20\frac{5}{9}$ pence each on such terms and in such manner as the directors may determine, but

(a) the company may not purchase more than 27.5 million ordinary shares;

(b) the company may not pay less than $20\frac{5}{9}$ pence for each ordinary share;

(c) the company may not pay, in respect of each ordinary share, more than the higher of an amount equal to:

(i) 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to buy the ordinary shares; and

(ii) that stipulated by Article 5(1) of the Buyback and Stabilisation Regulation 2003;

(d) this authority shall expire at the conclusion of the company's annual general meeting in 2008 or on 31 October 2008, whichever is the earlier; and

(e) the company may agree, before this authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

Resolution 9
That the amendments to the rules of the Kelda Group Long-Term Incentive Plan 2003 (the 'LTIP'), described on pages 4 and 5 of this document and contained in the amended rules of the LTIP produced in draft to the meeting and, for the purposes of identification, initialled by the Chairman, be approved and the directors be authorised to do all such acts and things as they consider appropriate to implement the amendments to the LTIP.

By order of the board
Stuart McFarlane
Group Company Secretary
3 July 2007

Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No. 2366627

General notes

1. Entitlement to attend and vote
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 29 July 2007. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Appointment of proxies
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. You are asked to note that proxies will not be permitted to speak at the meeting. A proxy need not be a shareholder of Kelda Group plc. Forms of proxy and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited at the office of the registrars, Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham BR3 4ZB not less than 48 hours before the time for holding the meeting. A pre-paid envelope is enclosed for this purpose.

3. Documents available for inspection
The register of directors' interests (including the interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company and terms of appointment for non-executive directors, are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturdays, Sundays and public holidays excepted) and will also be available for inspection at the Leeds Marriott Hotel for at least 15 minutes prior to and during the annual general meeting.

A copy of the rules of the Kelda Group Long Term Incentive Plan 2003 (marked to show the proposed amendments) will also be available for inspection at New Bridge Street Consultants LLP at 20 Little Britain, London EC1A 7DH during normal business hours on any weekday (Saturday, Sunday and English public holidays excepted) until the close of the annual general meeting and at the place of the annual general meeting for at least 15 minutes prior to and during the annual general meeting.

4. Electronic voting
You may register your voting directions electronically by contacting www.keldagroup-shares.com, where full details of the procedures are given (see note 5 on your proxy form for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrars before the latest time for the receipt of proxies will take precedence. You will need your unique Investor Code when prompted, which is printed on your proxy form.

5. Electronic proxy appointment through CREST
The board has resolved that CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 1 August 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting.

6. Electronic communication service
Shareholders are reminded that they may receive shareholder communications from Kelda Group plc electronically. The electronic communication service offers the following benefits:

- The company's full annual report and accounts can be viewed on the day they are published.
- Your AGM votes can be cast electronically.
- Important shareholder communications may be received electronically.
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request on our registrar's website at www.capitaregistrars.com.

Kelda Group plc

Explanatory notes on the business to be transacted at the annual general meeting

Accounts (Resolution 1)
The directors of the company must lay before the meeting the accounts of the company for the financial year ended 31 March 2007, the report of the directors and the reports of the auditor of the company on those accounts.

The annual report and accounts is available on the company's website www.keldagroup.com.

Remuneration report (Resolution 2)
The remuneration report for the year ended 31 March 2007 has been prepared in accordance with the Companies Act 1985. The Act specifies that shareholders must also be given the opportunity to approve it. Accordingly, the directors invite shareholders to approve the remuneration report which is included in the Annual Report and Accounts 2007 on pages 33 to 37.

Dividend (Resolution 3)
A final dividend of 23.0 pence is recommended by the directors for payment to shareholders who were on the register at the close of business on 15 June 2007. It is proposed that shareholders approve this dividend by passing this resolution. A final dividend can only be declared by the company if approved by shareholders at a general meeting and the amount of the dividend must not exceed the amount recommended by the directors. If so approved the date of payment of the final dividend will be 31 August 2007.

Re-election of director (Resolution 4)
The company's articles of association require all directors to submit themselves for re-election at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last annual general meeting, retires each year and, if they are eligible and so desire, stand for re-appointment at the annual general meeting. Directors retire on the basis of their length of service since their last election. Both David Salkeld and Rich Schmidt are retiring on the basis of the length of service since their last election. Only David Salkeld offers himself for re-appointment.

Following a formal performance review by the board, it has confirmed that the director standing for re-election has demonstrated commitment to the role and performed effectively.

Biographical details of David Salkeld are included on page 5.

Appointment of auditor (Resolution 5)
The company is required to appoint an auditor at each annual general meeting at which accounts are laid, to hold office until the next such meeting. The present auditor, Ernst & Young LLP, is to be replaced by PricewaterhouseCoopers LLP and this resolution proposes their appointment and, in accordance with standard practice, authorises the directors to determine their remuneration. Special notice has been given to the company in accordance with the provisions of the Companies Act 1985.

Authority to allot shares (Resolution 6)
Under section 80 of the Companies Act 1985 (as amended) the directors of the company may only allot relevant securities if so authorised by shareholders in general meeting.

Resolution 6 proposes that the authority be renewed giving the directors the power to allot relevant securities up to a nominal value of £18.4 million (equivalent to approximately 33% of the issued share capital as at the date of this notice). The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2008 or on 31 October 2008 (whichever is earlier) and will replace the previous authority given at the extraordinary general meeting on 1 June 2007. It is the directors' intention to renew this authority annually. The directors have no present intention of exercising the authority conferred by this resolution.

Allotment of shares for cash (Resolution 7)
If equity securities (as defined by section 94 of the Companies Act 1985) are to be allotted and are to be paid for in cash, section 89(1) of the Companies Act 1985 requires that those new equity securities are offered in the first instance to existing shareholders in proportion to the number of ordinary shares they each hold at that time. The entitlement to be offered the new shares first is known as 'pre-emption rights'.

There may be circumstances, however, when it is in the interests of the company for the directors to be able to allot some new shares for cash other than by way of a pre-emptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their pre-emption rights. This also applies to the sale of any shares held by the company in treasury for cash. Resolution 7 asks shareholders to do this, but only for equity securities having a maximum aggregate nominal value of £2.7 million (which includes the sale of any treasury shares) which is equivalent to 5% of the company's issued ordinary share capital as at the date of this notice.

If the directors wish, other than by a pre-emptive offer to existing shareholders, to allot for cash new shares which would exceed this limit they would first have to request the shareholders to waive their pre-emption rights in respect of the new shares which exceed it.

The directors do not intend to issue more than 7.5% of the issued share capital of the company for cash on a non pre-emptive basis in any rolling three year period without prior consultation with the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

There are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a pre-emptive issue to some shareholders, particularly those resident overseas. To cater for this, resolution 7, authorising the directors to allot the new shares by way of pre-emptive issue, also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

The authority conferred by this resolution will expire at the conclusion of the company's next annual general meeting in 2008 or on 31 October 2008 (whichever is earlier). It is the directors' intention to renew this authority annually.

Purchase of ordinary shares (Resolution 8)
The resolution proposes the renewal of the authority granted at the company's last annual general meeting. If passed, it will allow the company to buy back up to 10% of the ordinary shares held by the company's shareholders. The resolution sets out the lowest and highest prices that the company can pay for the shares.

The directors are committed to managing the company's capital effectively. Purchasing the company's own ordinary shares is one of the options that the directors keep under constant review. The directors will only purchase the company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share.

The Companies Act 1985 enables certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company. Shares held in the treasury may subsequently be cancelled, sold for cash or used to satisfy share options under the company's share scheme.

As at 18 June 2007 (being the latest practicable date prior to publication of this notice), options over a total of 3,475,135 ordinary shares were outstanding and not exercised. That number of ordinary shares represents 1.26% of the company's issued ordinary share capital at 18 June 2007 and the percentage of issued share capital that they will represent if the full authority to purchase shares (existing and being sought) is used will be 1.57%.

Amendments to LTIP (Resolution 9)

As announced at the 2006 annual general meeting the remuneration committee (the committee) of Kelda Group plc has conducted a review of the company's executive incentive arrangements for executive directors. These arrangements currently consist of (1) an Annual Incentive Arrangement that provides a reward potential of up to 75% of salary in cash (subject to the achievement of financial, regulatory and individual performance targets) and (2) the Kelda Group Long-Term Incentive Plan 2003 (the LTIP) that permits share awards of up to 80% of salary in normal circumstances (with an 'exceptional' limit of 200% of salary), vesting being subject to Total Shareholder Return (TSR) performance conditions relative to the other listed water companies and other FTSE 350 companies excluding Investment Trusts.

The committee considers that the recent performance of the company's management team has been highly impressive as evidenced, for example, by the company being voted Utility Company of the Year for each of the last three years and being the overall most efficient water and sewerage company in respect of operating and capital maintenance efficiency in each of the last five years (according to Ofwat data). However, the committee felt that this outstanding performance was not being properly recognised in the outturns from the current incentive arrangements, in particular by the level of awards vesting under the LTIP. The existing arrangements have, therefore, been reviewed to ensure that they are:

- in accordance with the committee's published remuneration policy – in particular, its desire to incentivise key executives by use of an appropriately competitive remuneration package, a significant element of which is based on performance-related variable remuneration (to provide alignment with shareholders) rather than fixed remuneration;
- subject to appropriate performance conditions; and
- consistent with current corporate governance best practice.

The review found that:

- The total incentive potential available to executive directors was below lower quartile market potential. This does not reflect the aspiration of the committee that executives should be fairly and appropriately rewarded if the company achieves upper quartile levels of performance, in particular relative to the other water and sewerage companies.
- The TSR performance measure compared against the comparator group of listed water companies was becoming increasingly problematic given the declining number of such companies. In particular, results can become highly volatile in such a small group when one or more of these companies become the subject of takeover speculation or fundamentally changes its capital structure. This has resulted in the recent payments under the current LTIP which, in the opinion of the committee, have not been properly reflective of the recent performance of the company and its management.

As a result of this review, the committee is proposing certain changes to the Annual Incentive Arrangement which are detailed in the remuneration report.

LTIP Proposed Changes

In addition, the committee is proposing, subject to shareholder approval, that three changes should be made to the LTIP for future awards. These changes are:

- an increase in the 'normal' limit on annual share awards to individuals from 80% to 100% of salary (with no change to the existing 'exceptional' limit of 200% of salary);
- the addition of a discretion whereby the committee can elect to disapply time pro-rating of awards in the event of a change of control. The committee believes that this discretion, which is prevalent in many companies' plans, would offer a useful flexibility where justified by the circumstances of the change of control and where the committee believes that to apply the time pro-rating would not be in the wider interests of shareholders. Time pro-rating will continue to apply to 'good leavers' awards and performance conditions will continue to apply in all circumstances (i.e. for 'good leavers' or following a change of control), with the committee having discretion to apply an appropriate and fair calculation of the Ofwat performance condition in the event of a good leaver or corporate event occurring prior to the end of the normal performance period; and
- a change to the TSR performance condition as follows. The committee would like to amend the performance conditions applying to future long-term incentive awards so that vesting is determined by a mixture of performance against TSR and Ofwat measures as summarised below:

	Performance Condition	Vesting Schedule
50% of award	Based on the company's TSR relative to companies in the FTSE 350 excluding Investment Trusts.	30% vesting for median performance rising to 100% vesting for upper 20% performance on a straight-line basis.
50% of award	Based on the company's Operating Efficiency and Capital Maintenance Efficiency performance relative to the other nine water and sewerage companies based on Ofwat published data.	25% vesting for a ranking of 5th out of 10 companies rising to 100% vesting for a ranking in the top 2 positions. No vesting for ranking below 5th position.

Regardless of performance against the above, no awards will vest unless, in the opinion of the committee, the underlying financial performance of the company has been satisfactory over the performance period, taking into account all relevant circumstances, including the regulatory regime in place during the performance period, and the committee can scale back vesting to any extent considered appropriate in light of the company's financial performance.

Explanatory notes on the business to be transacted at the annual general meeting (continued)

i) TSR measure
The committee feels that the continued use of the listed water group is inappropriate for the TSR measure given the small (and declining) number of remaining companies and the potential volatility associated with its continued use. Consequently it was decided that a broader equity index was the most appropriate comparator for the purposes of the TSR performance condition.

ii) Ofwat measure
The committee believes that performance relative to other water and sewerage companies remains the optimal benchmark of the company's performance. Ofwat's published performance assessments involve the whole of the UK regulated water sector, whether listed companies or not. Accordingly, the committee believes that use of such assessments as performance measures will provide this necessary sector-based benchmark whilst avoiding the problems involved with a declining comparator group (as is the risk with TSR as outlined above) so should be more reflective of company and management performance.

Ofwat measures are considered by the committee to have a number of merits in their own right because:

- they are independently calculated;
- they are relevant (and therefore incentivising) measures for the company's executives – being a mixture of customer related assessments (as used as a performance measure in the Annual Incentive Arrangement) and financial efficiency measures (to be used in the LTIP);
- they are relative measures so executives will only be rewarded if they outperform their peer companies;
- given the fixed price regime applying to the sector, outperforming peer companies on efficiency measures is one guaranteed way of generating additional profit for the company to the benefit of shareholders.

Each November/December, Ofwat publishes its report 'Water and Sewerage Service Unit Costs and Relative Efficiency' in respect of performance in the previous financial year to 31 March. This report contains its assessment of each water company's operating and capital maintenance efficiency for water and, in respect of the water and sewerage companies, the same efficiency measures in respect of sewerage. These assessments are based primarily on Ofwat's econometric models and unit cost comparisons.

Based on these assessments, the report contains a ranking amongst the companies based on their relative performance for each of the four measures (Operating Efficiency – Water; Capital Maintenance Efficiency – Water; Operating Efficiency – Sewerage; Capital Maintenance Efficiency – Sewerage). For the purposes of this performance condition, the water only companies will be ignored from the analysis as they do not feature in the sewerage measures – this leaves the ten water and sewerage companies as the comparator group.

Each company's four rankings will be averaged to produce an average rank for that company for that financial year. This exercise will be repeated in each of the other two financial years in the performance period. The average rankings for each of the three years will then be added and averaged. On the basis of this overall average, a ranking will be established (with the company having the lowest overall average being ranked 1st and so on).

For the initial award under this performance condition, to be granted after the annual general meeting in August 2007, rankings published by Ofwat in December 2007, 2008 and 2009 (being the rankings for 2006/07, 2007/08 and 2008/09 respectively) will be used to create the overall average performance. Awards will vest accordingly on the third anniversary of grant in August 2010.

The committee may review the application of the Ofwat or TSR calculation methodology used to determine the extent of vesting of existing awards to take account of any event the committee considers to be exceptional (for example, if Ofwat were to alter its basis of calculation or disclosure) provided the committee considers the varied methodology is fair and reasonable and not materially less challenging than the original methodology would have been but for the event in question. The committee can review the application of the methodology used for future awards provided that, in the reasonable opinion of the committee, the revised methodology is not materially less challenging in the circumstances.

Recommendation
The committee believes that the proposals will enable the company to continue to provide an incentive structure that is sufficiently competitive, challenging, aligned with the interests of its shareholders (by rewarding executives for significant share price out-performance) and an appropriate incentive for executives (by rewarding them for good performance relative to their natural peers, the other water companies). The committee, therefore, recommends that you vote in favour of the resolution approving the amendments to the LTIP.

Biography of director seeking re-appointment

David Salkeld aged 50, joined the board in October 2000 as a non-executive director. He was formerly Group Chief Executive of the Grampian Country Food Group and Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies. He is chairman of the remuneration committee and a member of the nomination committee.

Kelda Group plc

General information

Attending the meeting
If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

Arrangements for the meeting
The meeting starts at 11.00am and the doors to the meeting room will be open from 10.00am. Light refreshments will be available before and after the meeting.

The Leeds Marriott Hotel has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting, please call the shareholder information office on 0800 919303.

How to get to the Leeds Marriott Hotel
The map opposite shows where the Leeds Marriott Hotel is situated. There are regular bus and train services to Leeds. The railway station is approximately 3 minutes walk from the Leeds Marriott Hotel.

Security
There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers or recording equipment with you and that any mobile phones are switched off during the meeting.

Annual general meeting results
The results of the voting will be made available shortly after the meeting on the company's website at www.keldagroup.com.

Further information about the meeting
If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

You can also view this document together with the annual report and accounts on the company's website at www.keldagroup.com.



THE HEADROW
PARK ROW
COMMERCIAL STREET
BRIGGATE PEDESTRIAN AREA
KIRKGATE
CITY SQUARE
BOND STREET SHOPPING CENTRE
DUNCAN STREET
BOAR LANE
LEEDS MARRIOT HOTEL
CORN EXCHANGE
LEEDS CITY STATION
NEVILLE STREET
BRIDGE END
TO M1 & M62

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com

END